Exhibit 99.1
Kingsoft Cloud Holdings Limited Makes Supplemental and Updated Disclosures
Kingsoft Cloud Holdings Limited (the “Company” or “we”) has filed an application (the “Application”) with the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in connection with a proposed dual primary listing (the “Proposed Listing”) of its ordinary shares (the “Shares”) on the Main Board of the Hong Kong Stock Exchange.
The Application contains new and supplemental descriptions of certain aspects of the Company’s business, financial and other information as required by the Listing Rules of the Hong Kong Stock Exchange (the “Listing Rules”) as well as updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”). This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental and updated disclosures as described below, and is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333- 260181) filed with the SEC on October 12, 2021. The disclosures herein supplement, and should be read in conjunction with, the disclosures in the 2021 Form 20-F and other disclosures furnished on Form 6-K.
There is no assurance as to if or when the Proposed Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS
This exhibit contains statements that constitute forward-looking statements. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.
These forward-looking statements include, but are not limited to, statements about our goals and growth strategies, our future business development, results of operations and financial condition, relevant government policies and regulations relating to our business and industry, general economic and business conditions in China, and assumptions underlying or related to any of the foregoing.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to the Company’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; the Company’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to the Company’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing.
Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. You should read this exhibit completely in conjunction with our annual reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.

RECENT DEVELOPMENTS

The following section presents updates relating to selected information subsequent to our 2021 20-F filed with the SEC on May 2, 2022, and is incorporated by reference into the registration statement on Form F-3 (File No. 333- 260181) filed with the SEC on October 12, 2021.

Recent Regulatory Developments
Overseas Listing
On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (《國務院關於境內企業境外發行證券和上市的管理規定(草案徵求意見稿)》) (the “Administrative Provisions”) and the draft Measures for the Record-Filing of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (《境內企業境外發行證券和上市備案管理辦法(徵求意見稿)》) (the “Filing Measures”) for public comments till January 23, 2022. Pursuant to these drafts, a filing-based regulatory system will be applied to both “direct overseas offering and listing” and “indirect overseas offering and listing” of PRC domestic companies. The “indirect overseas offering and listing” of PRC domestic companies refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. As of the date of this Document, it remains uncertain when the final Administrative Provisions and Filing Measures will be adopted and whether they will be adopted in the current draft form. If the Administrative Provisions and Filing Measures are adopted in the current form before the [REDACTED] is completed, we may be required to file the relevant documents with the CSRC and complete the filing procedures with the CSRC in connection with the [REDACTED].
As of the Latest Practicable Date, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection to the [REDACTED] from the CSRC or any other PRC regulatory agencies that have jurisdiction over our operations.
See also “Risk Factors — Risks Relating to Doing Business in China — The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required in connection with the [REDACTED] under PRC law.” and “Regulations — Regulations Related to Overseas Listing.”
Cybersecurity Review
In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies listed in the United States. On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with several other governmental authorities, jointly released the Cybersecurity Review Measures (《網絡安全審查辦法》), which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, network platform operators with personal information of over one million users shall be subject to cybersecurity review before listing abroad (國外上市). The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. Given the Cybersecurity Review Measures came into effect recently, their interpretation, application and enforcement are subject to substantial uncertainties. On November 14, 2021, the CAC published the Administration Regulations on Cyber Data Security (Draft for Comments) (《網絡數據安全管理條例(徵求意見稿)》) (the “Draft Administration Regulations on Cyber Data Security”), which provides the circumstances under which data processors shall apply for cybersecurity review. As of the date of this Document, the Draft Administration Regulations on Cyber Data Security have not been formally adopted. It is uncertain when the final regulation will be issued and take effect, how it will be enacted, interpreted and implemented, and whether or to what extent it will affect us.

RECENT DEVELOPMENTS

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure (《關鍵信息基礎設施安全保護條例》), effective on September 1, 2021, which provide that a “critical information infrastructure” refers to an important network facility and information system in important industries. According to the Regulations on Security Protection of Critical Information Infrastructure, the competent PRC government authorities of important industries and sectors are responsible for identifying critical information infrastructures in their own industries and sectors based on the identification rules and informing the operator of the critical information infrastructure if such infrastructure is identified and designated as critical information infrastructure in a timely manner. The PRC government authorities have discretion in the identification of critical information infrastructures as well as the interpretation and enforcement of these regulations.
Based on the facts that (i) we have implemented comprehensive measures to ensure user privacy and data security and to comply with applicable cybersecurity and data privacy laws and regulations in all material respects as disclosed in “Business — Data Privacy and Security,” (ii) the Cybersecurity Review Measures were effective recently and the Draft Administration Regulations on Cyber Data Security have not been formally adopted, and the implementation and interpretation of both are subject to uncertainties, and (iii) we have not been involved in any investigations on cybersecurity review initiated by the CAC on such basis and nor have we received any inquiry, notice, warning, or sanctions in such respect, after consulting with our PRC Legal Adviser, our Directors are of the view that such regulations do not have a material adverse impact on our business operations and financial performance as of the date of this Document, and will not affect our compliance with laws and regulations in any material aspects as of the date of this Document. As of the Latest Practicable Date, we had not received any cybersecurity, data security and personal data protection related inquiries, any material fines or other material penalties from any competent PRC regulatory authorities. As there might be newly issued explanations or implementation rules on the existing regulations, laws and opinions or the draft measures or regulations mentioned above might become effective, we will actively monitor future regulatory and policy changes to ensure strict compliance with all applicable laws and regulations.
See also “Risk Factors — Risks Relating to Our Business and Industry — We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations” and “Regulations — Regulations Related to Cybersecurity and Data Security.”

RISK FACTORS

The following section presents updates relating to selected information subsequent to our 2021 Form 20-F filed with the SEC on May 2, 2022 as well as additional new risk factors relating to the Proposed Listing, and is incorporated by reference into the registration statement on Form F-3 (File No. 333- 260181) filed with the SEC on October 12, 2021.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY
We have experienced rapid growth and expect our growth to continue, but if we fail to effectively manage our growth, then our business, results of operations and financial condition could be adversely affected.
We have experienced substantial growth in our business since inception. Our total revenues increased from RMB3,956.4 million in 2019 to RMB6,577.3 million in 2020, and further to RMB9,060.8 million (US$1,421.8 million) in 2021, and from RMB1,813.5 million for the three months ended March 31, 2021 to RMB2,173.8 million (US$342.9 million) for the three months ended March 31, 2022. This growth has placed and may continue to place significant demands on our managerial, administrative, operational, financial and other resources. Furthermore, we intend to grow by expanding our business, increasing market penetration of our existing solutions and products and developing new ones. To manage this growth, we must develop and improve our existing administrative and operational systems, our financial and management controls, and further expand, train and manage our work force. In addition, the expansion of our systems and infrastructure will require us to commit substantial financial, operational and management resources before our revenues increase and without any assurances that our revenues will increase. Moreover, continued growth could strain our ability to maintain reliable service levels for our customers. If we fail to achieve the necessary level of efficiency as we grow, our growth rate may decline and [REDACTED] perceptions of our business and prospects may be adversely affected and the [REDACTED] of our Ordinary Shares and the ADSs could decline.
Moreover, our historical growth rates may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. Since China’s cloud service market is continuously evolving and being shaped by new technologies, our ability to continue our growth is subject to a number of uncertainties, including the overall development of China’s cloud service market and IT infrastructure.
We have a history of net loss and we may not be able to achieve or subsequently maintain profitability.
We incurred net loss of RMB1,111.2 million, RMB962.2 million and RMB1,591.8 million (US$249.8 million) in 2019, 2020 and 2021, respectively, and RMB382.2 million and RMB554.8 million (US$87.5 million) in the three months ended March 31, 2021 and 2022, respectively. Our net loss has resulted primarily from our cost of revenues and investments made to grow our business, such as in research and development efforts. We expect our costs and expenses to increase in absolute amounts as we continue to grow our business. Moreover, we intend to continue to invest substantially in the foreseeable future in expanding our infrastructure, improving our technologies, and offering additional solutions and products, which is expected to cause our cost of revenues and research and development expenses to increase continuously in absolute amount. If we fail to achieve economies of scale through our efforts or the economies of scale achieved fail to reduce the loss margin, our profitability may be adversely affected. These efforts may be more costly than we expect and our revenues may not increase sufficiently to offset the expenses, which may result in significantly increased operating and net loss in the short term with no assurance that we will eventually achieve our intended long-term benefits or profitability. For a detailed discussion of our plan to maintain business sustainability and achieve future profitability, see “Business — Business Sustainability and Path to Profitability.”
To support our business growth, we are continuously optimizing and expanding our infrastructure including data centers, and investing substantially in our research and development efforts, which may negatively impact our cash flow, and may not generate the results we expect to achieve.
Our technological capabilities and infrastructure are critical to our success. We have been continuously optimizing and expanding our infrastructure and investing substantially in our research and development

RISK FACTORS

efforts. Our research and development expenses increased from RMB595.2 million in 2019 to RMB775.1 million in 2020, and further to RMB1,043.8 million (US$163.8 million) in 2021. We also plan ahead and commit underlying resources including IDC costs based on our understanding in market prospects. Our IDC costs increased from RMB2,856.6 million in 2019, to RMB4,058.8 million in 2020, and further to RMB5,101.5 million (US$800.5 million) in 2021. Our capital expenditures, primarily in connection with purchases of property and equipment and intangible assets, were RMB999.7 million, RMB1,591.6 million, and RMB735.4 million (US$115.4 million) in 2019, 2020 and 2021, respectively, and RMB213.4 million and RMB622.4 million (US$98.2 million) in the three months ended March 31, 2021 and 2022, respectively. The industry in which we operate is subject to rapid technological changes and is evolving quickly in terms of technological innovation. We need to invest significant resources, including financial and human resources, in research and development to lead technological advances in order to make our solutions and products innovative and competitive in the market. As a result, we expect that our research and development expenses, IDC costs and capital expenditures will continue to increase. Furthermore, as development results are inherently uncertain and the fluctuations of market prices of our products are out of our control, we might encounter practical difficulties in commercializing or gaining profits from our development activities. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which the technology has been and will continue to advance, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. New technologies in our industry could render our technologies, our infrastructure or solutions that we are developing or expect to develop in the future obsolete or unattractive, thereby limiting our ability to recover related development costs, which could result in a decline in our revenues, profitability and market share.
We have recorded negative cash flows from operating activities historically. If we fail to collect accounts receivable from our customers in a timely manner, our business operations and financial results may be materially and adversely affected.
We have experienced net cash outflow from operating activities. We recorded net cash used in operating activities of RMB439.1 million, RMB290.4 million, and RMB708.9 million (US$111.2 million) in 2019, 2020 and 2021, and RMB497.2 million and RMB626.0 million (US$98.8 million) in the three months ended March 31, 2021 and 2022, respectively, and we may continue to incur net cash outflow from operating activities in the future. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the capital needs for our daily operation and future business expansion.
We typically extend to our customers credit terms ranging from 30 to 180 days, resulting in accounts receivable. We generally make a credit assessment of our customers before entering into an agreement with them. Nevertheless, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each customer. Furthermore, we also serve customers in certain rapidly evolving and competitive industries, some of which have also been highly regulated, and such customers’ financial soundness is subject to changes to the industry trend or relevant laws and regulations, which is beyond our control. Any change in our customers’ business and financial conditions may affect our collection of accounts receivable. Litigation may be necessary to enforce collection of accounts receivables. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, and may have an adverse effect on our business, results of operations and financial condition. Any delay or failure in payment may adversely affect our liquidity and cash flows, which in turn cause material adverse effects on our business operations and financial results.
Although we have been increasing and diversifying our customer base, we receive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of our Premium Customers would result in lower revenues and could harm our business.
Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. We currently receive a substantial portion of our revenues from a limited number of customers. In 2019, 2020 and 2021, our total revenues generated from Premium Customers accounted for

RISK FACTORS

97.4%, 98.1% and 98.2% of our total revenues in the same periods, respectively. Revenues generated from our five largest customers accounted for a total of 65.7%, 61.5%, 50.5% and 48.2% of our total revenues in 2019, 2020, 2021 and the three months ended March 31, 2022, respectively. Our largest customer in each period during the Track Record Period accounted for approximately 30.9%, 28.1%, 21.9% and 17.9% of our total revenue for 2019, 2020, 2021 and the three months ended March 31, 2022, respectively. Specifically, revenue generated from Xiaomi, one of our principal shareholders, accounted for 14.4%, 10.0%, 8.5% and 10.9%, of our total revenues in 2019, 2020, 2021 and the three months ended March 31, 2022, respectively. Although we have been increasing and diversifying our customer base, it is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for the foreseeable future and, in some cases, the portion of our revenues attributable to one single customer may increase in the future. The loss of one or more Premium Customers or a reduction in usage by any Premium Customer would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.
We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected.
We make investments from time to time in product development, technologies, branding, sales and marketing to remain competitive. During the Track Record Period, our principal sources of liquidity included bank loans, loans from related parties and the proceeds received from the issuance and sale of our shares. Our ability to obtain additional financing in the future is subject to a number of uncertainties, including those relating to:
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our future business development, financial condition and results of operations;

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general market conditions for financing activities; and

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macro-economic and other conditions in China and elsewhere.

As of May 31, 2022, we had cash and cash equivalents and short-term investments of RMB5,431.3 million. Although we believe that our business is relatively sufficient funded currently, and we expect to rely less on financing support from our existing shareholders and rely increasingly on net cash provided by operating activities and financing through capital markets and commercial banks for our liquidity needs as our business continues to grow and as we are a public company, we cannot assure you that we will be successful in our efforts to diversify our sources of capital and raise sufficient capital as we expect. If we cannot obtain sufficient capital, we may not be able to implement our growth strategies, and our business, financial condition and results of operations may be materially and adversely affected.
We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, due to future capital needs and other business reasons, we may need to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and finance covenants that would restrict our operations.
We face risks associated with our acquisition of Camelot, and if we fail to successfully integrate our recently acquired business or any future targets into our own operations, our post-acquisition performance and business prospects may be adversely affected.
We acquired the controlling interests in Camelot in September 2021. Currently, we are still in the process of integrating Camelot into our existing enterprise cloud services. There can be no assurance that the acquired Camelot will bring benefits to us to the extent anticipated. We may not be able to successfully integrate Camelot into our existing business to achieve the expected synergies with our existing operations and to fulfill the contemplated purposes of this acquisition. These synergies are inherently uncertain, and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and are beyond our control. If implemented ineffectively or if impacted by unforeseen negative

RISK FACTORS

economic or market conditions or other factors, we may not realize the full anticipated benefits of the acquisition of Camelot. Our failure to meet the challenges involved in realizing the anticipated benefits of the acquisition of Camelot could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations. The acquisition and integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses and diversion of management’s attention, and we may record impairment charges or write-offs in connection therewith if the anticipated benefits of the acquisition fail to realize. We would be subject to and may not be able to successfully manage a variety of additional risks associated with respect to combining Camelot with us. These risks include, but are not limited to, the following:
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challenges in the integration of operations and systems and in managing the expanded operations;

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challenges in achieving anticipated business opportunities and growth prospects from combining the businesses of Camelot with the rest of our businesses;

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challenges in navigating complex regulatory requirements or to respond to future changes in regulatory environment in an effective and timely manner; and

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unanticipated additional costs and expenses resulting from integrating into our business additional personnel, operations, products, services, technology, internal controls and financial reporting responsibilities.

Even if we achieve the expected benefits, they may not be achieved within the anticipated time frame. Also, the synergies from our acquisition of Camelot may be offset by costs incurred in the acquisition, losses of or disputes with key customers, suppliers, shareholders and employees of Camelot, increases in other expenses, operating losses, liabilities or problems in the business unrelated to our collaboration. As a result, there can be no assurance that these synergies will be achieved.
Additionally, Camelot may not provide us with the intellectual property rights, technology, R&D capability, or sales and marketing infrastructure we had anticipated, or they may be subject to unforeseen liabilities. We may be unable to successfully increase the efficiencies of the acquired businesses in the manner we contemplated or devote more resources and management attention than desirable to the integration and management of the acquired businesses. Hence, there can be no guarantee that we will be able to enhance our post-acquisition performance or grow our business through our recent or future acquisitions.
We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations.
We operate in the regulatory environment in which the protection of cybersecurity, information security and data privacy is evolving. We are subject to numerous laws and regulations that address cybersecurity, information security, privacy and data protection in various jurisdictions. In particular, on June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law (《數據安全法》), which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations of entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations if such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides a national security review procedure for data activities that may affect national security, and imposes export restrictions on certain data and information.
In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies listed in the United States. On December 28, 2021, the CAC, together with several other governmental authorities, jointly released the Cybersecurity Review Measures (《網絡安全審查

RISK FACTORS

辦法》), which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, network platform operators with personal information of over one million users shall be subject to cybersecurity review before listing abroad (國外上市). The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. Given the Cybersecurity Review Measures came into effect recently, their interpretation, application and enforcement are subject to substantial uncertainties. On November 14, 2021, the CAC published the Administration Regulations on Cyber Data Security (Draft for Comments) (《網絡數據安全管理條例(徵求意見稿)》) (the “Draft Administration Regulations on Cyber Data Security”), which provides the circumstances under which data processors shall apply for cybersecurity review, including, among others, when (i) the data processors who process personal information of at least one million users apply for a “foreign” listing; and (ii) the data processors’ listing in Hong Kong affects or may possibly affect national security. However, as of the Latest Practicable Date, it provided no further explanation or interpretation as to how to determine what constitutes “affecting national security”. Data processors processing personal information of more than one million people shall also comply with the provisions for processing of important data stipulated in Draft Administration Regulations on Cyber Data Security for important data processors. Data processors dealing with important data or listing overseas should carry out an annual data security assessment by themselves or by entrusting data security service agencies, and each year before January 31, data security assessment report for the previous year shall be submitted to the districted city level cyberspace administration department. When data collected and generated within the PRC are provided by the data processors overseas, if such data includes important data, or if the relevant data processor is a critical information infrastructure operator or processes personal information of more than one million people, the data processor shall go through the security assessment of cross-border data transfer organized by the national cyberspace administration. As of the Latest Practicable Date, the Draft Administration Regulations on Cyber Data Security had not been formally adopted. It is uncertain whether and when the final regulation will be issued and take effect, how it will be enacted, interpreted and implemented, and whether or to what extent it will affect us.
On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure (《關鍵信息基礎設施安全保護條例》), effective on September 1, 2021, which provide that a “critical information infrastructure” refers to an important network facility and information system in important industries such as public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental authorities and regulatory authorities of the aforementioned important industries will be responsible for organizing the identification of critical information infrastructures in their respective industries. The competent governmental authorities shall also notify operators who are identified as “operators of critical information infrastructure” in accordance with these provisions. According to the Regulations on Security Protection of Critical Information Infrastructure, the competent PRC government authorities of important industries and sectors are responsible for identifying critical information infrastructures in their own industries and sectors based on the identification rules and informing the operator of the critical information infrastructure if such infrastructure is identified and designated as critical information infrastructure in a timely manner. The PRC government authorities have discretion in the identification of critical information infrastructures as well as the interpretation and enforcement of these regulations.
On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law of the People’s Republic of China (《中華人民共和國個人信息保護法》), effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be

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directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.
In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transfer. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer (《數據出境安全評估辦法》), which will take effect from September 1, 2022. These measures require the data processor providing data overseas and falling under any of the following circumstances apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart: (i) where the data processor intends to provide important data overseas; (ii) where the critical information infrastructure operator and any data processor who has processed personal information of more than 1,000,000 people intend to provide personal information overseas; (iii) where any data processor who has provided personal information of 100,000 people or sensitive personal information of 10,000 people to overseas recipients accumulatively since January 1 of the last year intends to provide personal information overseas; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall focus on certain factors including, among others, the legitimacy, fairness and necessity of the purpose, scope and method of data cross-border transfer and the data processing of overseas recipients, the risks that the cross-border data transfer may bring to national security, public interests and the legitimate rights and interests of individuals or organizations as well as whether the cross-border data transfer related contracts or the other legally binding documents to be entered with overseas recipients have fully included the data security protection responsibilities and obligations. Given that the above measures were recently promulgated, their interpretation, application and enforcement and how they will affect our business operation are subject to substantial uncertainties, See “Regulations — Regulations Related to Cybersecurity and Data Security” and “Regulations — Regulations Relating to Privacy Protection.”
As of the Latest Practicable Date, (i) we have not been informed by any PRC governmental authority of any requirement to file for approval for this [REDACTED]; (ii) we have not been subject to any material fines or administrative penalties, mandatory rectifications, or other sanctions by any competent regulatory authorities in relation to the infringement of cybersecurity and data protection laws and regulations; (iii) there is no leakage of data or personal information or violation of cybersecurity and data protection and privacy laws and regulations by us which will have a material adverse impact on our business operations; (iv) there have been no material cybersecurity and data protection incidents or infringement upon the rights of any third parties, or other legal proceedings, administrative or governmental proceedings, pending or, to the best of the knowledge of the Company, threatened against or relating to the Company; and (v) we have implemented comprehensive cybersecurity and data protection policies, procedures and measures to safeguard personal information rights and ensure secured storage and transmission of data and prevent unauthorized access or use of data.
Furthermore, based on the facts that (i) the Cybersecurity Review Measures came into effect recently and the Draft Administration Regulations on Cyber Data Security have not been formally adopted, and the implementation and interpretation of both are subject to uncertainties, and (ii) we have not been involved in any investigations on cybersecurity review initiated by the CAC on such basis and nor have we received any inquiry, notice, warning, or sanctions in such respect, after consulting with our PRC Legal Adviser, our Directors are of the view that such regulations do not have a material adverse impact on our business operations and financial performance as of the Latest Practicable Date, and will not affect our compliance with laws and regulations in any material aspects as of the Latest Practicable Date. As of the Latest Practicable Date, we had not received any cybersecurity, data security and personal data protection related inquiries from

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any competent PRC regulatory authorities. As there might be newly issued explanations or implementation rules on the existing regulations, laws and opinions or the draft measures or regulations mentioned above might become effective, we will actively monitor future regulatory and policy changes to ensure strict compliance with all applicable laws and regulations.
Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, or have not yet been formally promulgated or taken effect (as applicable), their enactment, interpretation, application and enforcement are subject to substantial uncertainties. We have incurred, and will continue to incur, significant expenses in an effort to comply with cybersecurity, privacy, data protection and information security related laws, regulations, standards and protocols, especially as a result of such newly promulgated laws and regulations. Despite our efforts to comply with applicable laws, regulations and policies relating to cybersecurity, privacy, data protection and information security, we cannot assure you that our practices, offerings, services or platform will meet all of the requirements imposed on us by such laws, regulations or policies. Any failure or perceived failure to comply with applicable laws, regulations or policies may result in inquiries or other proceedings being instituted against, or other lawsuits, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including but not limited to warnings, fines, directions for rectifications, suspension of the related business and termination of our applications, as well as in negative publicity on us and damage to our reputation, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. The above mentioned newly promulgated laws, regulations, policies or relevant drafts may result in the publication of new laws, regulations and policies to which we may be subject, though the timing, scope and applicability of such laws or regulations are currently unclear. Any such laws, regulations or policies could negatively impact our business, results of operations and financial condition. We may be notified for cybersecurity review by the CAC if we were regarded as a critical information infrastructure operator by the CAC, or if our data processing activities and overseas [REDACTED] were regarded as having impact or potential impact to national security, and be required to make significant changes to our business practices, suspend certain business, or even be prohibited from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Such review could also result in negative publicity with respect to us and diversion of our managerial and financial resource. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures.
Moreover, we may become subject to regulatory requirements as a result of utilization of our products and services by residents of, or travelers who visit, certain jurisdictions, such as the General Data Protection Regulation of the European Union, or the GDPR. Complying with additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices. Moreover, if a high profile security breach occurs with respect to our competitors, people may lose trust in the security of cloud service providers generally, including us, which could damage the reputation of the industry, result in heightened regulation and strengthened regulatory enforcement and adversely affect our business and results of operations.
We expect that we will continue to face uncertainty as to whether our efforts to comply with evolving obligations under global data protection, privacy and security laws will be sufficient. From time to time, we may be subject to inspections conducted by governmental authorities. In the event that any failure or perceived failure by us to comply with applicable laws and regulations is identified during such inspections, we may be required to implement rectification measures in accordance with the inspection results. In addition, any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental authorities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, require us to change our business practices, increase our costs and materially harm our business, prospects, financial condition and results of operations. In addition, our current and future relationships with customers, vendors and other third parties could be negatively affected by any proceedings or actions against us or current or future data protection obligations imposed on them under applicable law. Furthermore, a data breach affecting personal

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information could result in significant legal and financial exposure and reputational damage that could potentially have an adverse effect on our business.
Similar risks exist with respect to our business partners and our customers in relation to the process of personal data. Any failure of our partners or customers to comply with applicable laws and regulations could result in their reputational damage or governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, which may harm our business partnership and have a negative impact on our business.
Our reliance on third-party suppliers for certain essential services could adversely affect our ability to manage our business effectively and harm our business.
We rely on third-party suppliers for certain essential products and services to operate our network and provide solutions and products to our customers. For example, we generally rely on third-party suppliers for the servers that we use and we ordinarily purchase this equipment on a purchase-order basis. We also rely on third-party suppliers for bandwidth. We may experience shortages in components or delays in delivery, including as a result of natural disasters, increased demand in the industry or our suppliers lacking sufficient rights to supply the servers or IDCs in all jurisdictions in which we operate.
Our reliance on these suppliers exposes us to risks, including reduced control over production costs and constraints based on the then current availability, terms, and pricing of these products and services. We generally do not have any long-term contracts guaranteeing supply with these suppliers. If our supply of certain products and services is disrupted or delayed, there can be no assurance that additional supplies or services can serve as adequate replacements or that supplies will be available on terms that are favorable to us, if at all. Moreover, even if we can identify adequate replacements on substantially similar terms, our business could be adversely affected until those efforts were completed. Any disruption or delay in the supply of our hardware components may delay the opening of new network facilities, limit capacity expansion or replacement of defective or obsolete equipment at existing network facilities, or cause other constraints on our operations that could damage our customer relationships.
On January 17, 2017, the MIIT promulgated the Notice on Cleaning Up and Regulating the Internet Access Service Market, which prohibits the “multi-level sublease” and requires that enterprises providing internet data center services and internet access services shall not sublease the IP address, bandwidth or other network access resources they have obtained from basic telecommunication operators to other enterprises for providing internet data center services, internet access services or other services, and shall also conduct comprehensive self-inspection, rectify violations of the relevant regulations in a timely manner to ensure their business operations are in compliance with the applicable laws and regulations and the network facilities and network access resources are used in a compliant manner. The regulatory authorities shall urge enterprises in violation of the abovementioned requirements to make rectifications in a timely manner and take stern actions in accordance with the laws against enterprises that refuse to make such rectifications, and under serious circumstances, such enterprises may fail to pass the annual inspection, or the licenses or permits of such enterprises may not be renewed upon expiration and their cooperation with the basic telecommunications operators may be adversely affected. Due to the evolving regulatory environment and the fact that there is no further interpretations or applications from the competent authorities on this notice, we cannot be certain whether our third-party internet data center suppliers’ supplying of IP address and bandwidth to us under our historical or current cooperation with them will be determined as non-compliant activities, if it would be determined so, we may no longer be able to collaborate with such third-party internet data center suppliers, which may adversely affect our business, financial condition and results of operations. As of the Latest Practicable Date, we have not received any notice from any regulatory authority or from any third-party suppliers that would require such third-party suppliers or us to suspend or rectify our current business cooperation with such third party suppliers.
Furthermore, defects or errors may be found in the products and services provided by third-party suppliers, which cause damage to our own system and hardware and also to the services and products we provide to our customers, which may subsequently adversely affect our customers’ operations, thereby harming

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our reputation and business relationship with them. There is no assurance that all such issues would be detected and resolved on time or at all. We may also be subject to legal proceedings initiated by our customers in relation to such issues. In such event, there may be material adverse effects on our reputation and financial performance as we may need to incur additional cost to settle or defend these claims or legal actions.
Goodwill represented a significant portion of our total assets. If our goodwill is to be impaired, our results of operations and financial condition may be adversely affected.
As of March 31, 2022, we had goodwill of RMB4,609.8 million (US$727.2 million) which primarily arose from our acquisition of controlling interest in Camelot completed in September 2021. For more information, see “History, Development and Corporate Structure — Acquisition of Camelot,” and “Financial Information — Critical Accounting Policies, Judgments and Estimates — Goodwill.” Goodwill represented a significant portion of the total assets on our consolidated balance sheet as of March 31, 2022. The value of goodwill is based on a number of assumptions made by the management. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may be required to have a significant write-off of our goodwill and record a significant impairment loss. Furthermore, our determination on whether goodwill is impaired requires an estimation of the fair value of the reporting units to which the goodwill is allocated, which depends on the expected future cash flows from the reporting units. If we determine the expected future cash flow to decrease, our goodwill may be impaired. Any significant impairment of goodwill could have a material adverse effect on our business, financial condition and results of operations.
Our equity investments may affect our results of operations.
During the Track Record Period, we made certain equity investments. As of December 31, 2019, 2020 and 2021 and March 31, 2022, our equity investments amounted to RMB114.9 million, RMB126.6 million, RMB207.2 million (US$32.5 million) and RMB211.7 million (US$33.4 million), respectively. We are subject to the risk that the companies in which we invest may make business, financial or management decisions with which we do not agree, and over which we do not have control, or that the majority shareholders, or the management, of these investee companies may take risks or otherwise act in a manner that does not serve our interests. In particular, the carrying value of our equity investments may be affected by a number of factors such as change in fair value, impairment, dilution, issuance of equity securities, and currency translation differences. Any of those above may adversely affect our business and results of operations.
In addition, our equity investments are subject to liquidity risk. Our equity investments are not as liquid as other investment products as there is no cash inflow until dividends are received or they are disposed of by us, even if our investee companies reported profits. Furthermore, our ability to promptly sell our interests in these investee companies in response to changing economic, financial and investment conditions is limited. The market is affected by various factors, such as general economic conditions, availability of financing, interest rates and supply and demand, many of which are beyond our control.
We may in the future be subject to legal proceedings and litigation, including intellectual property or contractual disputes, which are costly and may subject us to significant liability and increased costs of doing business. Our business may be adversely affected if it is alleged or determined that our technology infringes the intellectual property rights of others.
The cloud service industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets, and other intellectual property rights. Companies in the cloud service industry are often required to defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims or rights against their use. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenues and against which our patents may therefore provide little or no deterrence. If a third party

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is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot obtain license or develop technology for any infringing aspect of our business, we would be forced to limit or stop selling products impacted by the claim or injunction or cease business activities covered by such intellectual property, and may be unable to compete effectively. Any inability to obtain license of third-party technology in the future would have an adverse effect on our business or operating results, and would adversely affect our ability to compete. We may also be contractually obligated to indemnify our customers in the event of infringement of a third party’s intellectual property rights. We may receive demands for such indemnification from time to time. Furthermore, some customers may choose to settle their payments with us through parties not directly contracted with us. Despite our internal control measures, we could be subject to possible claims from third-party payors for return of funds as they were not contractually indebted to us and possible claims from liquidators of third-party payors. In addition, certain of our agreements with our customers and/or third-party service providers may include uncertainties on pricing, fees and others, which may expose us to potential claims as well. Responding to such claims, including those currently pending, regardless of their merit, can be time-consuming, costly to defend in litigation, and damage our reputation and brand.
Lawsuits are time-consuming and expensive to resolve and they divert management’s time and attention. We may not have insurance to cover potential claims of this type or to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits, and the results of any such actions may harm our business.
We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.
Our success depends, in part, on our ability to protect our brand and the proprietary methods and technologies that we develop under patent and other intellectual property laws in China and foreign jurisdictions so that we can prevent others from using our inventions and proprietary information. As of March 31, 2022, we have registered 474 patents, 620 trademarks, 372 copyrights, and 129 domain names in China and overseas. There can be no assurance that any patents that have been issued or that may be issued in the future will provide significant protection for our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology and our business, results of operations and financial condition may be adversely affected.
We have obtained licenses from Kingsoft Group to use some of its registered trademarks during their terms of registration, including “金山雲” and “Kingsoft Cloud,” and some of its trademarks, which are still in the process of registration applications or renewal, during the period of such applications and the term of the registrations if such trademarks have been registered afterwards. We have also obtained licenses from Kingsoft Group to use some of its registered patents during their terms of registration. However, we cannot assure you that Kingsoft Group will continue to authorize us to use the trademarks and patents, and if they do not, our business may be materially and adversely impacted. For example, if we are not authorized by Kingsoft Group to use such trademarks, we may not be able to use the relevant brand names and domain names, which may materially harm our market awareness and brand recognition.
There can be no assurance that the particular forms of intellectual property protection that we seek, including business decisions about when to file trademark applications and patent applications, will be adequate to protect our business. We may have to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, determine the validity and scope of our proprietary rights or those of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, the narrowing or invalidation of portions of our intellectual property and have an adverse effect on our business, results of operations and financial condition. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the

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counterclaimant’s own intellectual property. Any of our patents, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation.
We also rely, in part, on confidentiality agreements and non-compete agreements with our business partners, employees, consultants, advisors, customers and others in our efforts to protect our proprietary technology, processes and methods. These agreements may not effectively prevent disclosure of our confidential information, and it may be possible for unauthorized parties to copy our software or other proprietary technology or information, or to develop similar software independently with us lacking an adequate remedy for unauthorized use or disclosure of our confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in these cases we would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. In addition, to the extent we expand our international activities, our exposure to unauthorized copying, transfer and use of our proprietary technology or information may increase.
We cannot be certain that our means of protecting our intellectual property and proprietary rights will be adequate or that our competitors will not independently develop similar technology. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, results of operations and financial condition could be adversely affected.
Significant impairment of our long-lived assets could materially impact our financial position and results of our operations.
We have recorded a significant amount of long-lived assets, primarily including our property and equipment and intangible assets. We evaluate our long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of the long-lived assets in an asset group may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. The application of long-lived asset impairment test requires significant management judgment. If our estimates and judgments are inaccurate, the fair value determined could be inaccurate and the impairment may not be adequate, and we may need to record additional impairments in the future. We did not record any impairment of our long-lived assets in 2019, 2020 and 2021, and the three months ended March 31, 2022. However, we may record significant impairments on long-lived assets in the future. Any significant impairment losses charged against our long-lived assets could have a material adverse effect on our results of operations.
We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.
The conversion of Renminbi into foreign currencies, including Hong Kong dollars and the U.S. dollars, is based on rates set by the People’s Bank of China. The value of the Renminbi against Hong Kong dollars, the U.S. dollar and other currencies has in the past fluctuated significantly, and may in the future continue to do so, affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against Hong Kong dollars and the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi, Hong Kong dollars and the U.S. dollar in the future. Substantially all of our revenues and costs are denominated in Renminbi.

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We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars and Hong Kong dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars and the Ordinary Shares in Hong Kong dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars or Hong Kong dollars for the purpose of making payments for dividends on our Ordinary Shares or ADSs or for other business purposes, appreciation of the U.S. dollar or Hong Kong dollar against the Renminbi would have a negative effect on the U.S. dollar or Hong Kong dollar amount.
We have granted, and may continue to grant, share-based awards, which will increase our share-based compensation and may have an adverse effect on our results of operations.
We have adopted various equity incentive plans, including a share option scheme adopted in February 2013 (as amended in June 2013, May 2015 and December 2016), or the 2013 Share Option Scheme, a share award scheme adopted in February 2013 (as amended in January 2015, March 2016, June 2016, December 2018 and November 2019), or the 2013 Share Award Scheme, and a share incentive plan adopted in November 2021, or the 2021 Share Incentive Plan. For details, see “Appendix IV — Statutory and General Information — D. Equity Incentive Plans.” In addition, we granted share-based awards in connection with our acquisitions. In 2019, 2020 and 2021, and the three months ended March 31, 2021 and 2022, we incurred share-based compensation of RMB121.3 million, RMB330.1 million and RMB434.4 million (US$68.2 million) and RMB123.1 million and RMB93.2 million (US$14.7 million), respectively. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation will increase, which may have an adverse effect on our results of operations.
Failure to pay the social insurance premium and housing provident funds for and on behalf of our employees in accordance with the Labor Contract Law or comply with other related regulations of the PRC may have an adverse impact on our financial conditions and results of operation.
PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including pension insurance, unemployment insurance, medical insurance, work-related injury insurance, maternity insurance and housing provident fund. The amounts of our contributions for our employees under such benefit plans are calculated based on certain percentage of salaries, including bonuses and allowances, up to a maximum amount specified by the local government from time to time at locations where we operate. During the Track Record Period and up to the Latest Practicable Date, we had not made full contributions to the social insurance plan and housing provident fund based on the actual salary level of some of our employees as prescribed by relevant laws and regulations. As of the Latest Practicable Date, we had not received any notice from the local authorities or any claim or request from the relevant employees that require us to make payments or impose upon us administrative penalties for insufficient contributions. We have made provisions of nil, nil, RMB15.0 million and RMB14.3 million in our consolidated statements of comprehensive profit or loss for the shortfall in our social insurance and housing provident fund contributions for the years ended December 31, 2019, 2020 and 2021 and three months ended March 31, 2022, respectively.
Pursuant to relevant PRC laws and regulations, the under-contribution of social insurance within a prescribed period may subject us to a daily overdue charge of 0.05% of the delayed payment amount. If such payment is not made within the stipulated period, the competent authority may further impose a fine of one to three times of the overdue amount. Pursuant to relevant PRC laws and regulations, if there is a failure to pay the full amount of housing provident fund as required, the housing provident fund management center may require payment of the outstanding amount within a prescribed period. If the payment is not made within such time limit, an application may be made to the PRC courts for compulsory enforcement. We cannot assure you that the relevant government authorities will not require us to pay the outstanding amount within

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a prescribed time and impose late charges or fines on us, which may materially and adversely affect our business, financial condition and results of operations.
We face certain risks relating to the real properties that we lease, which may adversely affect our business.
We lease real properties for our office and other uses in China. Some of the ownership certificates or other similar proofs of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the Latest Practicable Date, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in which event we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be interrupted.
Certain of our leased properties’ current usages are not in conformity with the permitted usages prescribed in the relevant title certificates. Nonconformity with the property’s planned use may lead to fines imposed by the competent authority, and in extreme case, government order to revoke the lease or reclaim the land. In addition, certain of our leased properties are subject to mortgages. If the mortgagees foreclose our leased properties with prior-registered mortgages, we may be unable to continue the use of such properties.
The lease agreements for some of our leased properties have not been registered with the PRC governmental authorities as required by the PRC laws. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each of our lease agreements that has not been registered with the relevant PRC governmental authorities.
As of the Latest Practicable Date, for the lease agreements which have not been registered with the government authorities, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of the relevant leased properties. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition.
We may be required to change our registered address or relocate our operating offices under PRC law.
Under PRC law, the registered address of a company shall be its main premises for business operations. If a company intends to set up other premises for business operation outside its registered address, the company shall register those premises for business operation as branch offices with the relevant local market regulation authorities at the place where the premises are located and obtain business licenses for them as branch offices.
Currently, some of our subsidiaries have set up premises for business operations outside their registered addresses as the operating addresses, and use these premises as the main premises for business operations. We may not be able to change the registered address of our subsidiaries to its operating addresses or register such premises as branch offices in a timely manner or at all due to complex procedural requirements and relocation of branch offices from time to time. In the future, we may expand our business to additional locations in China and we may fail to update the registered address for our subsidiaries or register those premises as branch offices in a timely manner. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including but not limited to fines, being listed on the List of Enterprises with Serious Illegal and Dishonest Acts and publicized to the public. As of the Latest Practicable Date, we have not received any regulatory or governmental penalties in relation to the registered

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address of our subsidiaries. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.
RISKS RELATING TO OUR RELATIONSHIPS WITH KINGSOFT GROUP AND XIAOMI GROUP
If we are no longer able to benefit from our business cooperation with Kingsoft Group or Xiaomi Group and its ecosystem, our business may be adversely affected.
Kingsoft Corporation is a leading software company in China. Mr. Lei Jun, our chairman of the Board, exercises significant influence over Kingsoft Group as he currently serves the chairman of the board and a non-executive director of Kingsoft Corporation and is deemed to be interested in 22.63% of total issued shares in Kingsoft Corporation as of March 31, 2022. Xiaomi, another major shareholder of our Company and controlled by Mr. Lei Jun, is an internet company with smartphones and smart hardware connected by an IoT platform at its core. Our business has benefited from Kingsoft Group’s and Xiaomi Group’s brand names, strong market positions and ecosystems. We cooperate with Kingsoft Group and Xiaomi Group in various areas, such as cross-referrals and devices for IoT — smart living solutions. We cannot assure you that we will be able to continue to benefit from our relationships with Kingsoft Group and Xiaomi Group in the future. To the extent that we cannot maintain our relationships with Kingsoft Group and Xiaomi Group on terms favorable to us, or at all, we will need to find replacement for services and device providers, which may not be done in a timely manner and/or on commercially reasonable terms, or at all, and we may lose access to key strategic assets, which could result in material and adverse effects on our business and results of operations.
Kingsoft Group and Xiaomi Group are our existing customers, from which we received a portion of revenues. Failure to maintain the relationships with them would result in lower revenues and could adversely impact our business, operation results and financial conditions.
We have derived, and believe that we will continue to derive, a portion of our revenues from Kingsoft Group and Xiaomi Group. Revenues from Kingsoft Group in the aggregate accounted for 2.8%, 1.8%, 1.7% and 2.2% of our total revenues in 2019, 2020 and 2021, and the three months ended March 31, 2022, respectively. Revenues from Xiaomi Group in the aggregate accounted for 14.4%, 10.0%, 8.5% and 10.9% of our total revenues in 2019, 2020 and 2021, and the three months ended March 31, 2022, respectively. We cannot assure you that we will be able to maintain the customer relationships with Kingsoft Group and Xiaomi Group in the future. Any failure to maintain close relationships with them will result in declines in our revenues, which could have an adverse effect on our business, results of operations and financial condition.
Certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.
Two of our principal shareholders, Kingsoft Corporation and Xiaomi, have substantial influence over our Company. As of the Latest Practicable Date, Kingsoft Corporation beneficially owned 37.4% of our issued and outstanding shares and Xiaomi beneficially owned 11.8% of our issued and outstanding shares. Mr. Lei Jun, one of our Directors, also serves as the chairman and a non-executive director at Kingsoft Corporation, and serves as the chairman, the chief executive officer and an executive director at Xiaomi. Mr. Zou Tao, one of our Directors, also serves as an executive Director and the chief executive officer at Kingsoft Corporation. Dr. Ye Hangjun, one of our directors, also serves as a general manager of business segment of Xiaomi. As of the Latest Practicable Date, none of our other Directors or executive officers holds any position at Kingsoft Group or Xiaomi Group.
They may take actions that are not in the best interest of us or our other shareholders and conflicts of interest between them and us may arise as a result of their operation of or investment in businesses that compete with us. Such concentration of ownership and corporate governance mechanism may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of a premium for their shares as part of a sale of our Company and may reduce the price of our Ordinary Shares and the ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, such significant

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concentration of share ownership and corporate governance mechanism may adversely affect the trading price of our Ordinary Shares and the ADSs due to [REDACTED] perception that conflicts of interest may exist or arise.
We may have conflicts of interest with Kingsoft Group or Xiaomi Group and we may not be able to resolve such conflicts on terms favorable to us.
Conflicts of interest may arise between Kingsoft Group or Xiaomi Group and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified mainly include the following:
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Collaboration with Kingsoft Group and Xiaomi Group. We have a number of cooperation arrangements with Kingsoft Group and Xiaomi Group, respectively. These collaboration arrangements may be less favorable to us than similar arrangements negotiated between unaffiliated third parties. Specifically, pursuant to the strategic cooperation and anti-dilution framework agreements entered into with each of Kingsoft Group and Xiaomi Group, respectively, the Company has granted each of Kingsoft Group and Xiaomi Group an anti-dilution right to acquire new Shares under the [REDACTED] up to such amount so as to maintain the same shareholding percentage in the total issued share capital of our Company immediately before and after the [REDACTED]. See “Substantial Shareholders”for further details.

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Allocation of business opportunities. There may arise business opportunities in the future that both we, Kingsoft Group and/or Xiaomi Group, are interested in and which may complement each of our respective businesses. Kingsoft Group and Xiaomi Group hold a large number of business interests, some of which may directly or indirectly compete with us. Kingsoft Group and Xiaomi Group may decide to take up business opportunities themselves, which would prevent us from taking advantage of those opportunities.

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[REDACTED] in our Company. Subject to any lock-up arrangements Kingsoft Corporation and Xiaomi may have with us and the [REDACTED] and applicable securities laws, Kingsoft Group or Xiaomi Group may decide to sell all or a portion of the shares that they hold in our Company to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders or holders of our Shares.

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Developing business relationships with Kingsoft Group’s and Xiaomi Group’s competitors. We may be limited in our ability to do business with Kingsoft Group’s and Xiaomi Group’s competitors, which may limit our ability to serve the best interests of our Company and our other shareholders or holders of our Shares.

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Our Directors may have conflicts of interest. Certain of our directors are also directors and/or employees of Kingsoft Group and/or Xiaomi Group. Despite our policies in relation to conflict of interests, we cannot assure you that these relationships will not create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Kingsoft Group, Xiaomi Group and us.

Kingsoft Group and Xiaomi Group may from time to time make strategic decisions that they believe are in the best interests of their businesses, which may be different from the decisions that we would have made on our own. Kingsoft Group’s and Xiaomi Group’s decisions with respect to us or our business may favor Kingsoft Group and Xiaomi Group and therefore the Kingsoft Group and Xiaomi Group shareholders, which may not necessarily be aligned with our interests and the interests of our other shareholders. Kingsoft Group and Xiaomi Group may make decisions that may disrupt or discontinue our collaborations with Kingsoft Group and Xiaomi Group. If Kingsoft Group and Xiaomi Group were to compete with us, our business, financial condition, results of operations and prospects could be materially and adversely affected. Although we have an audit committee, consisting of independent non-executive directors, to review and approve all proposed related party transactions, including those between Kingsoft Group or Xiaomi Group and us, we

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may not be able to resolve all potential conflicts of interest, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder.
RISKS RELATING TO OUR CORPORATE STRUCTURE AND THE CONTRACTUAL ARRANGEMENTS
Uncertainties exist with respect to the interpretation and implementation of Foreign Investment Law and its implementing rules and other foreign investment related laws and regulations and how they may impact our business, financial condition and results of operations.
The variable interest entity structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via Contractual Arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the variable interest entity structure would be deemed as a method of foreign investment. However, the Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the variable interest entity structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our Consolidated Affiliated Entities were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in the “negative list”for foreign investment and therefore be subject to foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations.
Furthermore, if foreign investment related laws, administrative regulations or rules change in the future, we may need to take further actions with respect to our Consolidated Affiliated Entities for the purpose of having better operational control on our Consolidated Affiliated Entities or continuously satisfying applicable requirements of the stock exchange where we [REDACTED]. For example, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises were recently amended by the State Council and took effect on May 1, 2022 (the “2022 FITE Regulations”). The 2022 FITE Regulations canceled the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise for having a good track record and operational experience in the value-added telecommunications industry as stipulated in the previous version. Given this new regulatory development and any further detailed implementing rules that the PRC governmental authority may formulate in the future, we may need to take further actions with respect to the Consolidated Affiliated Entities for the purpose of having better operational control on the Consolidated Affiliated Entities or satisfying applicable requirements of the stock exchange

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where we [REDACTED], which will be subject to a number of uncertainties, including adjusting the contractual arrangements with the Consolidated Affiliated Entities, registration of the transfer of the equity interests of the Consolidated Affiliated Entities and their subsidiaries, registration of the new equity pledges, and obtaining additional operating permits or making amendments to our current operating permits, including the VAT Licenses. However, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance, financial conditions and business operations.
RISKS RELATING TO DOING BUSINESS IN CHINA
The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required in connection with the [REDACTED] under PRC law.
On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-Owned Assets Supervision and Administration Commission, the State Taxation Administration, the State Administration for Industry and Commerce, which has been merged into the SAMR, the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors ( 《關於外國投資者併購境內企業的規定》) (the “M&A Rules”), which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.
While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC Legal Adviser, that the CSRC approval abovementioned under the M&A Rules is not required in the context of the [REDACTED] because (1) our wholly foreign-owned PRC subsidiaries were not established through mergers or acquisitions of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are the beneficial owners of our Company; and (2) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC Legal Adviser.
Furthermore, the PRC government authorities may strengthen oversight over offerings that are conducted overseas and/or foreign investment in overseas-listed China-based issuers like us. Such actions taken by the PRC government authorities may intervene our operations at any time, which are beyond our control. For instance, the relevant PRC governments promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities (《關於依法從嚴打擊證券違法活動的意見》), among which, it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, due to lack of further interpretations or applications from the competent authorities on such opinions, there are still uncertainties regarding the interpretation and implementation of these opinions, and any new rules or regulations promulgated in the future may impose additional requirements on us.
On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (《國務院關於境內企業境外發行證券和上市的管理規定(草案徵求意見稿)》) (the “Administrative Provisions”) and the draft Measures for the Record-Filing of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (《境內企業境外發行證券和上市備案管理辦法(徵求意見稿)》) (the “Filing Measures”) for public comments till January 23, 2022. Pursuant to these drafts, a filing-based regulatory system will be applied to both “direct overseas offering and listing” and “indirect overseas offering

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and listing” of PRC domestic companies. The “indirect overseas offering and listing” of PRC domestic companies refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. If the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) the total assets, net assets, revenues or profits of the domestic operating entity or entities of the issuer in the most recent accounting year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) most of the senior managers in charge of business operation and management of the issuer are Chinese citizens or have domicile in China, and its main places of business are located in China or main business activities are conducted in China. As of the Latest Practicable Date, it remains uncertain when the final Administrative Provisions and Filing Measures will be adopted and whether they will be adopted in the current draft form. If the Administrative Provisions and Filing Measures are adopted in the current form before the [REDACTED] is completed, we may be required to file the relevant documents with the CSRC and complete the filing procedures with the CSRC in connection with the [REDACTED]. Failure to complete the filing under the Administrative Provisions and Filing Measures may subject a PRC domestic company to a warning and a fine of RMB1 million to RMB10 million. In the event of a serious violation of the Administrative Provisions, the PRC domestic company may be ordered to discontinue the related business or suspend its operations for rectification, and its permits or business licenses may be revoked.
Furthermore, on April 2, 2022, the CSRC published the draft Provisions on Strengthening the Confidentiality and Archives Management Related to Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Confidentiality and Archives Management Provisions, for public comments. Pursuant to the Draft Confidentiality and Archives Management Provisions, PRC domestic companies that seek to offer and list securities in overseas markets shall establish confidentiality and archives system. The PRC domestic companies shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the relevant securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest to the relevant securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity. The PRC domestic companies shall provide written statements on the implementation on the aforementioned rules to the relevant securities companies and securities service agencies and the PRC domestic companies shall not provide accounting files to an overseas accounting firm unless such firm comply with the corresponding procedures. As of the Latest Practicable Date, the Draft Confidentiality and Archives Management Provisions were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty.
As of the Latest Practicable Date, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection to the [REDACTED] from the CSRC or any other PRC regulatory agencies that have jurisdiction over our operations. If the CSRC or other PRC regulatory authorities subsequently determines that we need to obtain their approval or complete the required filing or other administrative procedures for the [REDACTED], or if such government authorities promulgate any interpretation or implement rules that would require us to obtain approvals from the CSRC or other regulatory authorities or complete required filing or other administrative procedures for the [REDACTED], it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing or other administrative procedures, or obtain any waiver of aforesaid requirements if and when procedures are established to obtain such waiver. Any failure to obtain or delay in obtaining such approval or completing such filing or other required administrative procedures for the [REDACTED], or a rescission of any such approval obtained by us, could subject us to sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory authorities may also impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the [REDACTED] from the [REDACTED] into the PRC or take other actions that could adversely affect

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our business, operating results and financial condition, as well as our ability to complete the [REDACTED]. The CSRC or any other PRC government authorities may also take actions requiring us, or making it advisable for us, to halt the [REDACTED] before settlement and delivery of our Ordinary Shares [REDACTED] by this document. Consequently, if you engage in [REDACTED] or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the [REDACTED] of our Ordinary Shares and the ADSs.
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. The ability of our PRC subsidiaries to pay dividends and other distributions on equity, in turn, depends on the payment they receive from our Consolidated Affiliated Entities as service fees pursuant to certain Contractual Arrangements among our PRC subsidiaries, our Consolidated Affiliated Entities and our Consolidated Affiliated Entities’ shareholders entered into to comply with certain restrictions under PRC law on foreign investment. Please refer to the sections headed “Contractual Arrangements” and “Connected Transactions” in this document for further details.
Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries andeach of our Consolidated Affiliated Entities and their subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.
To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and SAFE, implemented a series of capital control measures in subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.
In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between Mainland China and Hong Kong, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Under administrative guidance,

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a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, our Hong Kong subsidiary may be able to benefit from the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries, if it satisfies the conditions prescribed under the relevant tax rules and regulations. However, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the [REDACTED] of the [REDACTED] to make loans or additional capital contributions to our PRC subsidiaries and from making loans to our Consolidated Affiliated Entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
We are an offshore holding company conducting our operations in China through our PRC subsidiaries and our Consolidated Affiliated Entities. We may make loans to our PRC subsidiaries and Consolidated Affiliated Entities subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiaries in China.
Any loans to our PRC subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).
SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, which was amended on in December 2019, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates

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some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.
On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-Border Trade and Investment Facilitation, or Circular 28, which took effect on the same day. Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China. As of the Latest Practicable Date, its interpretation and implementation in practice are still subject to substantial uncertainties.
In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or Consolidated Affiliated Entities or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or Consolidated Affiliated Entities when needed.
Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.
Among other things, the M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that Ministry of Commerce be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress of China and effective in 2008, as most recently amended on June 24, 2022 and effective from August 1, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the relevant anti-monopoly authority before they can be completed. In addition, the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the Ministry of Commerce in December 2020 specify that in respect of foreign investments in military, national defense-related areas or in locations in proximity to military facilities, or foreign investments that would result in acquiring the actual control of enterprises in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, internet products and services, financial services and technology sectors, the foreign investor or the relevant party in China in relation to the foregoing foreign investments is required to proactively report to the designated governmental authorities in advance and shall not proceed the foreign investments until the governmental authorities decide whether to initiate the security review. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations and other applicable laws and regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the competent governmental authority, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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Our ADSs may be delisted and our ADSs and shares prohibited from trading on a national securities exchange or through any other method that is within the jurisdiction of the SEC to regulate, including through over-the-counter trading under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is identified as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from trading in the U.S. could take place in 2024. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your [REDACTED].
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADS from being traded on a national securities exchange or in the over-the counter trading market in the U.S. Accordingly, under the current law this could happen in 2024.
On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.
On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In June 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with our filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021.
The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause [REDACTED] uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ended December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be delisted from the Nasdaq Stock Market and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the [REDACTED] of our Ordinary Shares and the ADSs. Also, such a delisting would significantly affect our ability to [REDACTED] on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the counter trading. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.
On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit

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securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA.
On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021.
The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all.
In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. from 2024 to 2023.
RISKS RELATING TO OUR ORDINARY SHARES AND THE ADSs
The [REDACTED] of our Ordinary Shares and the ADSs may be volatile, which could lead to substantial losses to [REDACTED].
The trading price of the ADSs has been volatile since the ADSs started to trade on the Nasdaq Global Select Market on May 8, 2020. The trading price of the ADSs could continue to fluctuate widely due to factors beyond our control. The [REDACTED] of our Ordinary Shares, likewise, can be volatile for similar or different reasons. In particular, the business and performance and the market price of the shares of other companies engaging in similar business to ours or those with operations located mainly in China that have listed their securities in Hong Kong or the United States may affect [REDACTED] of our Ordinary Shares and the ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including technology companies and transaction service platforms, may affect the attitudes of [REDACTED] toward Chinese companies listed in Hong Kong and/or the United States, which consequently may impact the [REDACTED] performance of our Ordinary Shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of [REDACTED] towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant [REDACTED] fluctuations that are not related to the Group’s operating performance. In addition, a portion of our ADSs may be traded by short sellers, which may further increase the volatility of the trading price of our ADSs. All these fluctuations and incidents may have a material and adverse effect on the [REDACTED] of our Ordinary Shares and/or our ADSs.
In addition to market and industry factors, the [REDACTED] of our Ordinary Shares and the ADSs may be highly volatile for factors specific to our own operations, including the following:
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macro-economic factors in China

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variations in our revenues, earnings, or cash flow;

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fluctuations in operating metrics;

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announcements of new investments, acquisitions, strategic partnerships, capital raisings or capital commitments or joint ventures by us or our competitors;

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announcements of new offerings, solutions and services and expansions by us or our competitors;

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changes in financial estimates by securities analysts;

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detrimental negative publicity about us, our services or our industry;

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announcements of new regulations, rules or policies relevant to our business;

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additions or departures of key personnel;

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allegations of a lack of effective internal control over financial reporting, inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;

•
our major shareholders’ business performance and reputation;

•
release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

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regulatory developments affecting us or our industry;

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political or trade tensions between the United States and China;

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actual or potential litigation or regulatory investigations;

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any share repurchase program;

•
proceedings instituted by the SEC against PRC-based accounting firms, including our independent registered public accounting firm;

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fluctuations of exchange rates among Renminbi, the Hong Kong dollar and the U.S. dollar; and

•
sales or perceived potential sales of additional Ordinary Shares or ADSs.

Any of these factors may result in large and sudden changes in the [REDACTED] at which our Ordinary Shares or the ADSs will [REDACTED]. Furthermore, the stock exchanges on which our Ordinary Shares and the ADSs are [REDACTED] in general experience [REDACTED] fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the [REDACTED] of our Ordinary Shares or the ADSs.
In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether successful or not, could harm our reputation and restrict our ability to [REDACTED] in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
Substantial future sales or perceived sales of our Ordinary Shares or the ADSs in the public market following the [REDACTED] could materially and adversely affect the [REDACTED] of our Ordinary Shares or the ADSs.
Sales of our Ordinary Shares or the ADSs in the public market, or the perception that these sales could occur, could cause the [REDACTED] of our securities to decline. Shares held by our existing shareholders may be available for sale subject to the volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act and the applicable lock-up agreements, including those entered into in connection with the [REDACTED]. We cannot predict what effect, if any, market sales of securities held by our significant shareholders, management team or any other shareholder or the availability of these securities for future sale will have on the [REDACTED] of our Ordinary Shares or the ADSs.
You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the Articles, the Companies Act and the common law of the Cayman Islands. The rights of

RISK FACTORS

shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. Therights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in Hong Kong or some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than Hong Kong or the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholder does not owe any such fiduciary duties to our Company or to our minority shareholders. Accordingly, our controlling shareholder may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Memorandum and Articles, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholder than they would as public shareholders of a company incorporated in the United States.
Certain judgments obtained against us by our shareholders may not be enforceable.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of Hong Kong or the United States. Substantially all of our current operations are conducted in China. In addition, some of our current directors and officers are nationals and residents of countries and regions other than Hong Kong or the United States. Most of the assets of these persons are located outside Hong Kong or the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in Hong Kong or the United States in the event that you believe that your rights have been infringed under Hong Kong laws or the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
Our Articles give us power to take certain actions that could discourage a third party from acquiring us, which could limit our Shareholders’ opportunity to sell their Shares, including Ordinary Shares and the ADSs, at a premium.
Our Articles contain provisions to limit the ability of others to acquire control of our Company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our Shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our Company in a tender offer or similar transaction. Subject to any applicable rules and regulations of authorities of places where securities of the Company are [REDACTED], and on the conditions that (a) no new class of shares with voting rights superior to those of the Ordinary Shares will be created; and (b) any variations in the relative rights as between the different classes

RISK FACTORS

will not result in the creation of a new class of shares with voting rights superior to those of the Ordinary Shares, our Board has the authority, without further action by our Shareholders, to issue shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Ordinary Shares, including Ordinary Shares represented by ADSs.
However, our exercise of any such power that may limit the ability of others to acquire control of our Company or cause us to engage in change-of-control transactions under our Articles after the [REDACTED] will be subject to our overriding obligations to comply with all applicable Hong Kong laws and regulations, the Listing Rules, and the Codes on Takeovers and Mergers and Share Buy-backs.
We have discretion as to how we will use the [REDACTED] of the [REDACTED], and you may not necessarily agree with how we use them.
Our management may spend the [REDACTED] from the [REDACTED] in ways you may not agree with or that do not yield a favorable return to our shareholders. For details, see “Future Plans and Use of [REDACTED] — Use of [REDACTED].” However, our management will have discretion as to the actual application of our [REDACTED]. You are entrusting your funds to our management, whose judgment you must depend on, for the specific uses we will make of the [REDACTED] from this [REDACTED].
You should read the entire document carefully, and we caution you not to place any reliance on any information contained in press articles or other media regarding us or the [REDACTED].
Subsequent to the date of this Document but prior to the completion of the [REDACTED], there may be press and media coverage regarding us and the [REDACTED], which may contain, among other things, certain financial information, projections, valuations and other forward-looking information about us and the [REDACTED]. We have not authorized the disclosure of any such information in the press or media and do not accept responsibility for the accuracy or completeness of such press articles or other media coverage. We make no representation as to the appropriateness, accuracy, completeness or reliability of any of the projections, valuations or other forward-looking information about us. To the extent such statements are inconsistent with, or conflict with, the information contained in this document, we disclaim responsibility for them. Accordingly, prospective [REDACTED] are cautioned to make their [REDACTED] decisions on the basis of the information contained in this document only and should not rely on any other information.
You should rely solely upon the information contained in this document, the [REDACTED] and any formal announcements made by us in Hong Kong when making your [REDACTED] decision regarding our Shares. We do not accept any responsibility for the accuracy or completeness of any information reported by the press or other media, nor the fairness or appropriateness of any forecasts, views or opinions expressed by the press or other media regarding our Shares, the [REDACTED] or us. We make no representation as to the appropriateness, accuracy, completeness or reliability of any such data or publication. Accordingly, prospective [REDACTED] should not rely on any such information, reports or publications in making their decisions as to whether to [REDACTED] in our [REDACTED]. By applying to purchase our Shares in the [REDACTED], you will be deemed to have agreed that you will not rely on any information other than that contained in this document.
RISKS RELATING TO THE [REDACTED] AND THE DUAL LISTING
An active [REDACTED] market for our Ordinary Shares on the Hong Kong Stock Exchange might not develop or be sustained and [REDACTED] of our Ordinary Shares might fluctuate significantly.
Following the completion of the [REDACTED], we cannot assure you that an active [REDACTED] market for our Ordinary Shares on the Hong Kong Stock Exchange will develop or be sustained. The [REDACTED] price or liquidity for the ADSs on the Nasdaq Global Select Market might not be indicative of those of our Ordinary Shares on the Hong Kong Stock Exchange following the completion of the

RISK FACTORS

[REDACTED]. If an active [REDACTED] market of our Ordinary Shares on the Hong Kong Stock Exchange does not develop or is not sustained after the [REDACTED], the [REDACTED] and liquidity of our Ordinary Shares could be materially and adversely affected.
In 2014, the Hong Kong, Shanghai, and Shenzhen stock exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and PRC investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 2,000 equity securities trading in the Hong Kong, Shanghai, and Shenzhen markets. Stock Connect allows PRC [REDACTED] to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading; without Stock Connect, PRC investors would not otherwise have a direct and established means of engaging in Southbound Trading. However, since these rules are relatively new, there remains uncertainty as to the implementation details, especially with respect to shares of those companies with a [REDACTED] on the Hong Kong Stock Exchange. It is unclear whether and when our Ordinary Shares of our Company, a company with a [REDACTED] in Hong Kong upon the [REDACTED], will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our Ordinary Shares for trading through Stock Connect will affect PRC [REDACTED] ability to [REDACTED] our Ordinary Shares and therefore may limit the liquidity of the [REDACTED] of our Ordinary Shares on the Hong Kong Stock Exchange.
Since there will be a gap of several days between [REDACTED] of our Ordinary Shares, the price of the ADSs traded on the Nasdaq Global Select Market may fall during this period and could result in a fall in the [REDACTED] of our Ordinary Shares to be [REDACTED] on the Hong Kong Stock Exchange.
The [REDACTED] of our Shares sold in the [REDACTED] is expected to be determined on the [REDACTED]. However, our Ordinary Shares will not commence [REDACTED] on the Stock Exchange until they are delivered, which is expected to be a few Business Days after the [REDACTED]. As a result, [REDACTED] may not be able to sell or otherwise deal in our Ordinary Shares during that period. Accordingly, holders of our Ordinary Shares are subject to the risk that the [REDACTED] of our Ordinary Shares could fall when [REDACTED] commences as a result of adverse market conditions or other adverse developments that could occur between the [REDACTED] and the time [REDACTED] begins. In particular, as the ADSs will continue to be traded on the Nasdaq Global Select Market and their price can be volatile, any fall in the price of the ADSs may result in a fall in the [REDACTED] of our Ordinary Shares to be [REDACTED] on the Hong Kong Stock Exchange.
The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.
Upon the [REDACTED], we will be subject to the Hong Kong Stock Exchange and the Nasdaq Global Select Market [REDACTED] and regulatory requirements concurrently. The Nasdaq Global Select Market and the Hong Kong Stock Exchange have different [REDACTED] hours, [REDACTED] characteristics (including [REDACTED] and liquidity), [REDACTED] rules, and [REDACTED] bases (including different levels of retail and institutional participation). As a result of these differences, the [REDACTED] of our Ordinary Shares and the ADSs representing them might not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to its home capital market could materially and adversely affect the [REDACTED] of our Ordinary Shares. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historic market prices of the ADSs may not be indicative of the performance of our securities (including our Ordinary Shares) after the [REDACTED].
We may fail to meet our publicly announced guidance or other expectations about our business, which could cause our stock price to decline.
We may from time to time provide guidance regarding our expected financial and business performance. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and our guidance may not ultimately be accurate in all respects. Our guidance is based on

RISK FACTORS

certain assumptions, such as those relating to operating costs and expenses. If our guidance varies from actual results, the market value of our Ordinary Shares and/or ADSs could decline significantly.
There is uncertainty as to whether Hong Kong stamp duty will apply to the [REDACTED] of the ADSs or deposits in or withdrawals from the ADS facility following our [REDACTED] in Hong Kong and [REDACTED] of our Ordinary Shares on the Stock Exchange.
In connection with our [REDACTED] of Ordinary Shares in Hong Kong, or the [REDACTED], we will establish a branch register of members in Hong Kong, or [REDACTED]. Our Ordinary Shares that are [REDACTED] on the Hong Kong Stock Exchange, including those to be issued in the [REDACTED] and those that would be deferred upon surrender of ADSs for the purpose of withdrawal, will be registered on the [REDACTED], and the trading of these Shares on the Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate deposits in and withdrawals from the ADS facility and [REDACTED] between the Nasdaq Global Select Market and the Stock Exchange, we also intend to move a portion of our issued Ordinary Shares from our register of members maintained in the Cayman Islands to our Hong Kong [REDACTED].
Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller. See “Information about This Document and the [REDACTED] — [REDACTED].”
To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the [REDACTED] or deposits in or withdrawals from ADS facilities of companies that are [REDACTED] in both the United States and Hong Kong and that have maintained all or a portion of their common shares, including common shares represented by ADSs, in their Hong Kong [REDACTED]. However, it is unclear whether, as a matter of Hong Kong law, the [REDACTED] of ADSs or deposits in or withdrawals from ADS facilities of these [REDACTED] companies constitutes a sale or purchase of the underlying Hong Kong-registered common shares that is subject to Hong Kong stamp duty. We advise [REDACTED] to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the [REDACTED] these transactions, the [REDACTED] price and the value of your [REDACTED] in our Ordinary Shares and/or ADSs may be affected.
The deposit of our Ordinary Shares for delivery of ADSs and the surrender of ADSs for cancelation and withdrawal of our Ordinary Shares may adversely affect the liquidity or [REDACTED] of our securities.
The ADSs are currently traded on the Nasdaq Global Select Market. Subject to compliance with U.S. securities laws and the terms of the deposit agreement, holders of our Ordinary Shares may deposit Ordinary Shares with the depositary for delivery of ADSs. Any holder of ADSs may also withdraw the underlying Ordinary Shares represented by the ADSs pursuant to the terms of the deposit agreement for [REDACTED] on the Hong Kong Stock Exchange. In the event that a substantial number of Ordinary Shares are deposited with the depositary for delivery of ADSs or that a substantial number of ADSs are surrendered for cancelation and withdrawal of our Ordinary Shares, the liquidity and [REDACTED] of our Ordinary Shares on the Hong Kong Stock Exchange and the ADSs on the Nasdaq Global Select Market may be adversely affected.
The time required for the deposit of our Ordinary Shares for delivery of ADSs and the surrender of ADSs for cancelation and withdrawal of our Ordinary Shares might be longer than expected and [REDACTED] might not be able to settle or effect any sale of their securities during this period, and such actions may involve costs.
There is no direct [REDACTED] or settlement between the Nasdaq Global Select Market and the Hong Kong Stock Exchange on which the ADSs and our Ordinary Shares are respectively [REDACTED]. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances, or other factors may delay the deposit of Ordinary Shares for delivery of the ADSs or the surrender of ADSs for cancelation and withdrawal of our Ordinary Shares. [REDACTED] will be prevented from settling or effecting

RISK FACTORS

the sale of their securities during such periods of delay. In addition, we cannot assure you that any deposit of our Ordinary Shares for delivery of ADSs or surrender of ADSs for cancelation and withdrawal of our Ordinary Shares will be completed in accordance with the timelines that [REDACTED] may anticipate.
Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Ordinary Shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, shareholders who deposit Ordinary Shares for delivery of ADSs or surrender ADSs for cancelation and withdrawal of our Ordinary Shares may not achieve the level of economic return they may anticipate.
We incur increased costs as a result of being a public company.
As a public company listed on the Nasdaq Stock Market, we incur and will continue to incur significant legal, accounting and other expenses for compliance with regulatory requirement. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier.
In addition, we will also incur additional costs as a result of the [REDACTED] on the Hong Kong Stock Exchange. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements from regulatory authorities. In addition, we may incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to relevant rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.
We may be subject to securities litigation, which is expensive and could divert management attention.
Companies that have experienced volatility in the volume and market price of their shares have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.
Purchasers of our Ordinary Shares will incur immediate and significant dilution and may experience further dilution if we issue additional shares or other equity securities in the future, including pursuant to the share incentive schemes.
The [REDACTED] of the [REDACTED] is higher than the net tangible asset value per Ordinary Share immediately prior to the [REDACTED]. Therefore, purchasers of the [REDACTED] in the [REDACTED] will experience an immediate dilution in pro forma net tangible asset value. In order to expand our business, we may consider offering and issuing additional shares or other equity securities in the future. Purchasers of the [REDACTED] may experience dilution in the net tangible asset value per share of their Ordinary Shares if we issue additional shares or other equity securities in the future at a price which is lower than the net tangible asset value per Ordinary Share at that time. Furthermore, we may issue ordinary shares pursuant to the share incentive schemes, which would further dilute Shareholders’ interests in our Company.
There can be no assurance of the accuracy or completeness of certain facts, forecasts and other statistics obtained from various government publications, market data providers and other independent third-party sources, including the industry expert reports, contained in this document.
This document, particularly the sections headed “Business” and “Industry Overview,” contains information and statistics relating to our industry. Such information and statistics have been derived from

RISK FACTORS

third-party reports, either commissioned by us or publicly accessible, and other publicly available sources. We believe that the sources of the information are appropriate sources for such information, and we have taken reasonable care in extracting and reproducing such information. However, we cannot guarantee the quality or reliability of such source materials. The information has not been independently verified by us, the Joint Sponsors, the [REDACTED] or any other party involved in the [REDACTED], and no representation is given as to its accuracy. Collection methods of such information may be flawed or ineffective, or there may be discrepancies between published information and market practice, which may result in the statistics being inaccurate or not comparable to statistics produced for other economies. You should therefore not place undue reliance on such information. In addition, we cannot assure you that such information is stated or compiled on the same basis or with the same degree of accuracy as similar statistics presented elsewhere. In any event, you should consider carefully the importance placed on such information or statistics.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information and statistics were extracted from different official government publications, available sources from public market research, and other sources from independent suppliers. In addition, we engaged Frost & Sullivan for preparing the Frost & Sullivan Report, an independent industry report. Such information and statistics are incorporated by reference into the registration statement on Form F-3 (File No. 333- 260181) filed with the SEC on October 12, 2021.

SOURCES OF INFORMATION
The Company commissioned Frost & Sullivan, an independent market research and consulting company, to conduct an analysis of the cloud service industries in China as well as all over the world.
Frost & Sullivan is an independent global consulting firm, founded in 1961 in New York. It offers industry research and market strategies and provides growth consulting and corporate training. It has over 40 offices worldwide with over 2,000 industry consultants, market research analysts and economists. We are contracted to pay a fee of RMB700,000 to Frost & Sullivan in connection with the preparation of the F&S Report.
During the preparation of the market research report, Frost & Sullivan performed both (i) primary research, which involved in-depth interviews with leading industry participants and industry experts; and (ii) secondary research, which involved review of company reports, independent research reports and data based on Frost & Sullivan’s own research database. Projected data was obtained from historical data analysis plotted against macroeconomic data with reference to specific industry-related factors. Unless otherwise noted, all of the data and forecasts contained in this section are derived from the F&S Report, various official government publications and other publications. The F&S Report was compiled based on the following assumptions: (i) China’s economy is likely to maintain a steady growth in the next decade; (ii) China’s social, economic and political environment is likely to remain stable in the forecast period from 2021 to 2026, which ensures the stable and healthy development of the China’s cloud service industries; and (iii) COVID-19 pandemic will affect the global economy stability in the short term. Our Directors confirm that after taking reasonable care, there has been no material adverse change in the overall market information since the date of the F&S Report that would materially qualify, contradict or have an impact on such information. The reliability of the F&S Report may be affected by the accuracy of the foregoing assumptions and factors.
INTRODUCTION OF CLOUD SERVICE
Cloud services offer on-demand access to a shared pool of configurable computing and storage IT resources which can be readily deployed and easily scaled. It is one of the world’s fastest growing IT industries, according to Frost & Sullivan, with a growth CAGR of 20.8% from 2017 to 2021. As the world is marching towards the era of digital transformation, cloudization, which refers to the process of cloud adoption, becomes an inevitable process for enterprises and organizations. According to Frost & Sullivan, the market size of global cloud service increased from US$260.2 billion in 2017 to US$554.8 billion in 2021 and will further reach US$1,323.0 billion in 2026. With the benefits of cloudization continuing to manifest in different industries, the cloud service market is expected to continue its strong growth in the future.
Historically, enterprises invested in in-house IT infrastructure and equipment to support the growing needs for computing, storage and delivery resources. However, these traditional IT models created massive complexity, cost, technical debt, and a tangled web of dependencies for enterprises. In recent years, with the trending of digital transformation, the enterprise-level technology industry has undergone a massive transition from in-house hardware and software to on-demand cloud services. This transition is driven by a wide variety of benefits that cloud service offers, compared with the traditional IT model:
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Cost reduction.   Cloud services significantly reduce enterprises’ upfront capital expenditures and ongoing expenses for purchasing, installing, maintaining, and upgrading their own IT infrastructure. Instead of hiring, training, and managing professional staff that operate and maintain IT models,

INDUSTRY OVERVIEW

enterprises can entrust these tasks to professional cloud services providers and enjoy instant, reliable, and cost-efficient services on a pay-as-you-go basis.
•
Agility, scalability and reliability.   Enterprises’ storage and computing demand varies from time to time as they proceed to different development stages. Cloud services allow enterprises to scale up or down their capacity in response to their demands flexibly and timely. Instead of upgrading or downgrading their own IT infrastructure, which may be time- and cost-consuming, enterprises can rely on cloud service providers for ready-to-use cloud capacity that fulfills their varying commercial needs. Underpinned by the latest and secured IT resources, cloud service providers deliver consistent and reliable high-performance services with added benefits on data protection and disaster recovery.

•
Technological innovation.   Cloud technology is a new approach to create and build next generation applications, unlocking the potential for solutions that traditional IT models cannot offer, including big data analytics, machine learning, edge computing and beyond.

OVERVIEW OF THE U.S. AND CHINA’S CLOUD SERVICE MARKET
The cloud service market has been undergoing strong and steady growth since 2014 with the U.S. being the largest market and China replacing European Union becoming the second largest market in the world since 2018, according to Frost & Sullivan.
Compared to the U.S. cloud service market, the Chinese market is still at an relatively early stage with tremendous potential, given its relatively lower cloud service penetration rate and multi-cloud deployment rate and, as a result, its smaller market size. According to Frost & Sullivan, the size of U.S. cloud services market increased from US$153.8 billion in 2017 to US$372.7 billion in 2021, representing a CAGR of 24.8%, and is expected to reach US$950.5 billion in 2026, representing a CAGR of 20.6% from 2021 to 2026. The Chinese market size increased from US$12.7 billion in 2017 to US$45.4 billion in 2021, representing a CAGR of 37.5%, and is expected to reach US$145.8 billion in 2026, representing a CAGR of 26.3% from 2021 to 2026. While the cloud services as a percentage of total IT spending in the U.S. was 12.1% and 22.1% in 2017 and 2021, respectively, and is expected to reach 39.3% in 2026, the same percentage in China was 3.6%, 9.7%, respectively, and is expected to reach 25.7% in 2026.
The below chart shows the market size and penetration rate of cloud service in the U.S. and China:

Source: Frost & Sullivan Report
Driven by the need to prevent data loss and downtime due to localized component failure in a single cloud, to ensure continued high-quality performance, to reduce latency by geographical distribution of

INDUSTRY OVERVIEW

processing requests and to minimize the dependency on a single cloud service provider, and in light of the evolving regulatory environment, multi-cloud deployment becomes an essential trend in China. In 2021, while 87.9% of enterprises with over 1,000 employees deployed multi-cloud in the U.S., only 48.7% of those in China were doing the same. China’s multi-cloud deployment rate is expected to further increase to 75.0% in 2026, approaching that in the U.S., being expected at 93.1%.

Source: Frost & Sullivan Report
Note: Multi-cloud deployment rate is calculated among enterprises with over 1,000 employees.
According to Frost & Sullivan, the key difference between the cloud service markets of China and the U.S. in development is the maturity level of IT infrastructure. While the U.S. developed its cloud service market with a first mover advantage, building on its relatively mature IT infrastructure with low telecommunication costs, high network penetration, high broadband penetration, and advanced R&D integration, China started to construct its IT infrastructure and cloud service market simultaneously at a relatively later stage with a higher demand for dedicated and local cloud deployment. However, as cloud service markets in both the U.S. and China are driven by fast development of the internet industry and digital transformation of enterprises (initially internet enterprises, currently also traditional enterprises and public service organizations), the two cloud service markets present certain similarities:
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Cloud infrastructure businesses, such as computing and storage, are the primary business of leading cloud services companies in the U.S. and China, with similar growth rates and long-term steady-state margins.

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Public cloud contributes the bulk of growth, with an overall trend towards multi-cloud deployments.

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The scale of dedicated deployment of cloud service continues to grow as traditional industries deepen their digital transformation, becoming a focus for cloud service providers.

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Leading cloud service vendors have accumulated their market shares, and are expected to continue to acquire market shares, especially for public cloud.

In summary, China’s cloud service market resembles the technical and macro-environmental foundations similar to that of the booming U.S. cloud service industry and is developing rapidly.
CHINA’S CLOUD SERVICE MARKET
According to Frost & Sullivan, based on the industries and verticals of customers, China’s cloud service market could be divided into (i) services for internet enterprises, or internet cloud service market, and (ii) services for non-internet enterprises, mainly traditional enterprises and organizations.

INDUSTRY OVERVIEW

China’s Internet Cloud Service Market
Internet cloud refers to cloud services provided to internet companies, including video, gaming, e-commerce, collaborative office automation and others. The massive data demand of the internet industry is one of the main drivers of China’s cloud service market. The internet enterprises adopt cloud services early, and the percentage of companies choosing cloud service is higher than that of other industries. The cloud service penetration in enterprises is measured by the number of enterprises that have implemented cloud service (either private or public) divided by the total number of enterprises.
The internet cloud service market in China grew from RMB25.0 billion in 2017 to RMB89.3 billion in 2021, with a CAGR of 37.5%. With the increasing number of internet companies adopting cloud services and the growing expenditure on cloud computing, the internet cloud service market in China is expected to reach RMB217.0 billion in 2026, representing a CAGR of 19.4% from 2021 to 2026.
The following chart sets forth the market size and growth of China’s internet cloud service market and its sub-sectors:

Source: Frost& Sullivan Report
Note: Due to rounding, numbers may not add up precisely to the totals.
China’s Non-internet Cloud Service Market
Non-internet cloud service mainly refers to the utilization of cloud technology to aid traditional non-internet enterprises and organizations in carrying out digital transformation. Due to their complicated operation structure and process, they generally have higher demand for compatibility, reliability, privacy, and security on cloud products with dedicated services and customized local deployment.
Since 2015, the State Council of the People’s Republic of China and Ministry of Industry and Information of the People’s Republic of China have published various policies and instructions to facilitate cloud technology and cloudization in China, especially for traditional enterprises and organizations. Following the deepening process of digital transformation, cloud technology continues to integrate with the daily operations of traditional enterprises and organizations, and the adoption of dedicated services provided by cloud vendors evolved as an inevitable trend for their digital transformation. To seize the opportunities of this trend, cloud service providers must be able to migrate, build, manage, and operate the exclusive cloud service

INDUSTRY OVERVIEW

in multiple regions for traditional clients and to satisfy their strong demand for data security and advanced technical support. As China’s non-internet enterprises start to embrace cloudization, cloud service providers with dedicated and full-stack deployment capacity have become customers’ primary choice.
In 2021, the cloud service penetration rate among non-internet enterprises in China was only 26.8%, as compared to 93.5% among internet enterprises. As traditional non-internet industries, such as public services, financial services, manufacturing, and healthcare, start to tap into the agility, flexibility and scalability of cloud service, the massive demand further drives the development of the non-internet cloud service market. The market size increased from RMB61.0 billion in 2017 to RMB203.9 billion in 2021, representing a CAGR of 35.2%, and is expected to reach RMB687.2 billion in 2026, representing a CAGR of 27.5% from 2021 to 2026.
The following chart sets forth the market size and growth of China’s non-internet cloud service market and its sub-sectors:

Source: Frost & Sullivan Report
Note: Due to rounding, numbers may not add up precisely to the totals.
China’s Public Cloud Service Market
Public cloud is a crucial part of China’s overall cloud service market and has been experiencing significant growth since 2014, primarily due to the rapid growth and expansion of Chinese internet enterprises. According to Frost & Sullivan, it is one of the fastest growing cloud service markets in the world in terms of market growth CAGR from 2017 to 2021. The market size of public cloud in China has increased from RMB35.6 billion in 2017 to RMB155.0 billion in 2021, representing a CAGR of 44.4%, and is expected to reach RMB421.5 billion in 2026, representing a CAGR of 22.1% from 2021 to 2026.
The public cloud service market can be further divided into three sub-sectors, namely Infrastructure-as-a-Service (“IaaS”), Platform-as-a-Service (“PaaS”) and Software-as-a-Service (“SaaS”). China’s cloud service market is still fast growing with tremendous number of enterprises migrating from traditional IT models to cloud services. As a result, IaaS has experienced significant growth in the past few years and forms the largest part of the public cloud service market in China. Looking forward, as enterprises demand higher level of digital transformation services, essential demand for IT infrastructure and IaaS remain as a main growth driver of China’s public cloud service market. Leading IaaS players, leveraging their extensive infrastructure,

INDUSTRY OVERVIEW

advanced cloud technology, and transferrable customer base, are better positioned to extend their spectrum of services to PaaS market and the above application layers.
The following chart sets forth the market size and growth of China’s public cloud service market and its sub-sectors:

Source: Frost & Sullivan Report
Note: Due to rounding, numbers may not add up precisely to the totals.
KEY GROWTH DRIVERS OF CHINA’S CLOUD SERVICE MARKET
The following factors are expected to drive the development and growth of China’s cloud service market, according to Frost & Sullivan.
•
Massive, high-growth demand from internet verticals.   The internet penetration has been increasing in China, with an increasing number of mobile users. A wide spectrum of business is transforming themselves to offer internet-based services to their customers. In particular, verticals such as video, gaming, and e-commerce have been rising, driving further demand for cloud resources. Demands for internet cloud services in these verticals are expected to continue to grow in the future.

•
Increasing penetration in traditional enterprises and organizations.   Cloud service penetration is expected to increase in traditional enterprises and organizations. Customers in traditional industries in China are starting to recognize the benefit of cloud services and are incentivized to migrate to the cloud given the advantages of cost-saving, security and productivity. According to Frost & Sullivan, in 2021, while 56.7% of traditional enterprises and organizations in the U.S. were using cloud services, only 26.8% of those in China were doing the same. As digital transformation continues in traditional industries such as healthcare, manufacturing and automobile, cloud service providers in China are well positioned to seize the significant opportunities brought by the migration to cloud of traditional enterprises and organizations. Notably, China’s automotive industry is booming demand for cloud services, with the increasing cloud service penetration in automobile manufacturing, autonomous driving, and R&D. According to Frost & Sullivan, the market size of China’s cloud service market by intelligent automotive industry was RMB1.8 billion in 2021 and will reach RMB36.3 billion in 2026, representing a CAGR of 81.8% from 2021 to 2026.

•
The large-scale launching of new technologies like 5G, AI, VR/AR and IoT.   The deployment of 5G technology provides internet and mobile users with significantly higher transmission speed and

INDUSTRY OVERVIEW

considerable reduction of latency. Such improvement empowers the wide adoption of AI applications by enabling the large amount of data computing and processing involved in the development of deep learning and application of AI functions to terminal devices. Together, the new technologies become the driving force for IoT as they allow fast data transmission, elastic computing resource, great interconnectivity and control of devices, therefore creating demand for cloud services.
•
Requirement for dedicated industry specific cloud services.   Chinese enterprises have strong demand for cloud products with dedicated services. As cloud service vendors start to provide customized and full-stack cloud deployment, a higher demand of vertical-specific cloud services has evolved. Well-architected vertical-specific cloud solutions that can serve clients’ requirement from IaaS, PaaS to higher application cloud layers, with full-stack, stable, flexible, dedicated, and local customized local cloud deployment capacity will continuously capture the market.

•
Favorable government policies for the development of cloud services.   The Chinese government has prioritized the development of cloud services in recent years, according to Frost & Sullivan. Since the beginning of the 12th Five-Year Plan (2010-2015), a huge amount of investment has been made in cloud service industry, and is expected to further increase during the 14th Five-Year Plan (2021-2025). In 2019, the Chinese government promoted the concept of Internet Plus public service, encouraging public service organizations to adopt cloud services in their digital transformation, which once again recognized the strategic importance of cloud services to China’s economy.

•
Higher requirement on data compliance, data loss prevention, and non-conflict of interest.   Policies such as Cybersecurity Review Measures promulgated by the CAC and several other PRC governmental authorities in December 2021, and officially implemented in February 2022, have accelerated enterprises’ increasing adoption of cloud applications to fulfill the core demands of data compliance and security, expanding the deployment of cloud services to a wider range of industries in China. Meanwhile, requirement on neutrality and data loss prevention will further drive the market through increasing needs for dedicated and multi-cloud deployment.

•
Demand for internet infrastructure construction.   With the continuous optimization of network infrastructure construction to support enterprises’ internet related development, more cloud applications are in turn to be involved. In 2018, the Central Economic Work Conference firstly promoted the New Infrastructure Construction to facilitate the development of IT infrastructure including cloud computing. In December 2021, the Chinese government released the Digital Economy Development Plan in the 14th Five-Year Plan period (2021-2025) to enhance the construction of digital infrastructure to achieve the world’s leading level. These policies and investments will further stimulate the growth of China’s cloud service market.

•
Accelerated digitalization amid COVID-19.   Since 2020, the global outbreak of COVID-19 has fundamentally transformed the way people live and the way enterprises operate. The pandemic accelerates the digital transformation and therefore facilitates enterprises to prioritize their IT expenditure on cloud services. As a result, a faster than expected trend of offline to online deployment emerged among enterprises will further accelerate the development of the cloud service market.

•
Overseas expansion.   As Chinese enterprises tap into overseas markets, cloud network and infrastructure will expand globally as well. Given the relatively intense competition environment in the U.S. and Chinese market, emerging markets become the new focus of Chinese enterprises’ overseas expansion, representing significant growth potentials for cloud service providers in China.

COMPETITIVE LANDSCAPE
With the presence of a few major players, the cloud service market in China is relatively concentrated. The total market size by revenue of cloud services in China reached RMB293.3 billion in 2021. The aggregate market share of the top seven players in China’s cloud service market was 53.0% in 2021. Among all the players, Kingsoft Cloud ranked largest independent cloud service provider in China and fourth largest cloud service provider in China with a market share of 3.1%. Independent cloud service providers refers to service

INDUSTRY OVERVIEW

providers that do not belong to any large-scale conglomerates that are involved in a wide range of businesses where they could potentially compete with their customers.

Source: Frost & Sullivan Report
Notes:
*
Kingsoft Cloud is the only independent cloud service provider among the top seven players in China’s cloud service market in 2021, according to Frost & Sullivan. The other six players are generic internet and/or technology companies that offer a broader suite of products and services including cloud services.

(1)
Company A, headquartered in Hangzhou, is a leading technology company specializing in retail, consumer services and technology solutions. Its cloud business primarily consists of cloud computing solutions providing based on cloud server, cloud database, and cloud storage.

(2)
Company B, headquartered in Shenzhen, is a leading technology company that provides internet-related services and solutions that cover areas including entertainment, artificial intelligence and other technologies. Its cloud sector mainly includes cloud computing, big data and industry-specific solutions.

(3)
Company C, headquartered in Shenzhen, is a leading technology company which primarily designs, develops and sells telecommunication solutions and consumer electronics. Its cloud segment mostly provides products including elastic cloud server, cloud database, and scenario-based solutions.

(4)
Company D, headquartered in Beijing, is a leading telecommunication company. Its cloud business principally offers cloud computing services including cloud hosting, CDN, big data, and industry-based solutions.

(5)
Company E, headquartered in Beijing, is a leading internet platform specializing in internet-related services and AI solutions. Its cloud segment mostly focuses on cloud computing and provides services related to cloud server, cloud hosting, cloud storage, and CDN.

(6)
Company F, headquartered in the U.S., is a leading technology company specializing in retail, consumer services and on-demand technology services, including compute, storage, database, analytics, machine learning, and other services. Its cloud business chiefly offers cloud computing and cloud-based solutions.

In terms of public cloud service, Kingsoft Cloud ranked the top five largest public cloud service provider with the second fastest public cloud revenue CAGR and increasing market share from 2019 to 2021, according to Frost & Sullivan. In 2021, the market size of China’s public cloud reached RMB155.0 billion. The aggregate market share of the top seven players in China’s public cloud service market in terms of revenue was 66.0% in

INDUSTRY OVERVIEW

2021. Among all the players, Kingsoft Cloud ranked the fifth largest public cloud service provider with a market share of 4.0% in 2021 and the largest independent cloud service provider.

Source: Frost & Sullivan Report
In terms of total cloud service revenue CAGR from 2019 to 2021, Kingsoft Cloud ranked as the second, with a CAGR of 51.3% among major leading cloud service providers in China.

Source: Frost & Sullivan Report
In terms of public cloud service revenue CAGR from 2019 to 2021, Kingsoft Cloud also ranked as the second, with a CAGR of 33.4% among major leading public cloud service providers in China.

Source: Frost & Sullivan Report

INDUSTRY OVERVIEW

KEY ENTRY BARRIERS
Similar to the U.S., the cloud service market in China has been undergoing consolidation. Incumbents have established significant competitive advantages against potential entrants. According to Frost & Sullivan, key entry barriers include:
•
Ability to serve enterprise customers and enhance customer stickiness.   Scaled players have built the capability to serve enterprise customers which are generally sticky. The capability is continuously underpinned by knowledge of client industry, premium service delivery, advanced technology, and extensive infrastructure qualification. Enterprises are likely to stick with their existing cloud service provider and increase procurement as business grows to avoid potentially significant transfer and adaption costs associated with changing cloud service providers.

•
Capacity to provide in-house cloud-native technology and solutions.   Cloud-native technology is one of the core entry barriers of the industry. The ability to provide cloud native services with in-house products and solutions has become increasingly important to acquire customers. Companies that are well armed with cloud-native technology to provide tailor-made in-house cloud solutions to its clients will continuously win the market.

•
First-mover advantage.   Incumbents of the cloud service market have accumulated valuable technology and industry know-how, constructed well-developed cloud infrastructures and gained customer relationships, brand value, product capabilities and business scale, which takes years to build. New and potential entrants have difficulties in building the scale in a short period of time.

•
Technology know-how.   The cloud service market is heavily technology-based. Equipped with most of the talented personnel, technology know-how, patents and operational excellence, incumbents have built technology moats against potential entrants.

•
Industry know-how.   Demand for vertical-specific cloud services has evolved as one of the key growth drivers of China’s cloud service market. Experienced cloud service providers with in-depth view of specific verticals are better positioned to capture this opportunity and to optimize customer experiences by providing dedicated industry specific cloud services, compared with new entrants.

•
High capital investment.   Economies of scale are one of the main characteristics of the cloud service industry. The cloud service market requires large upfront capital investment to construct cloud infrastructures, to build research and development capability, and to expand sales channels. This requisite significantly weakens the competitiveness of smaller players in the cloud service market.

REGULATIONS

The following section sets forth updated information concerning certain regulations to which we are subject subsequent to our 2021 20-F filed with the SEC on May 2, 2022, and is incorporated by reference into the registration statement on Form F-3 (File No. 333- 260181) filed with the SEC on October 12, 2021.

REGULATIONS RELATING TO PRIVACY PROTECTION
In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Cybersecurity Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage the personal information that they have collected, or provide the personal information to others without obtaining consent from the persons whose information is collected. Moreover, network operators are obligated to delete unlawfully collected information and to amend incorrect information.
The Several Provisions on Regulating the Market Order of Internet Information Services (《規範互聯網信息服務市場秩序若干規定》), issued by the MIIT on December 29, 2011 and effective on March 15, 2012, stipulate that internet information service providers may not collect any user personal information or provide any such information to third parties without the consent of a user, unless otherwise stipulated by laws and administrative regulations. “User Personal information”is defined as information relevant to the users that can lead to the recognition of the identity of the users independently or in combination with other information. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information as necessary for the provision of its services. An internet information service provider is also required to properly store user personal information, and in case of any leak or likely leak of the user personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.
Pursuant to the Decision on Strengthening the Protection of Online Information (《關於加強網絡信息保護的決定》), issued by the Standing Committee of the National People’s Congress in 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information (《電信和互聯網用戶個人信息保護規定》), issued by the MIIT in 2013, any collection and use of a user’s personal information must abide by the principles of legality, rationality and necessity, explicitly state the purpose, manners and scopes of the information collection and uses, obtain the consent of the user and shall not violate the provisions of laws, regulations and the agreement with the users. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and any other measures necessary to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.
Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens (《最高人民法院、最高人民檢察院、公安部關於依法懲處侵害公民個人信息犯罪活動的通知》) issued and effective on April 23, 2013 and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens (《最高人民法院、最高人民檢察院關於辦理侵犯公民個人信息刑事案件適用法律若干問題的解釋》) issued on May 8, 2017 and effective on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable

REGULATIONS

rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.
With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps (《關於開展App違法違規收集使用個人信息專項治理的公告》), which was issued by the CAC, the MIIT, the Ministry of Public Security, and the SAMR on January 23, 2019, app operators shall collect and use personal information in compliance with the Cybersecurity Law and shall be responsible for the security of personal information obtained from users and take effective measures to strengthen personal information protection. Furthermore, app operators shall not force their users to make authorization by means of default, bundling, suspending installation or use of the app or other similar means and shall not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests (《關於開展APP侵害用戶權益專項整治工作的通知》) issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information (《App違法違規收集使用個人信息行為認定方法》). This regulation further illustrates certain common illegal practices of app operators in terms of personal information protection and specifies acts of app operators that will be considered as “collection and use of personal information without users’ consent”.
On May 28, 2020, the National People’s Congress adopted the Civil Code (《民法典》), which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, store, use, process or transmit personal information of others, or illegally provide or disclose personal information of others. Personal information of natural persons refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify the natural persons’ names, date of birth, ID numbers, biometric information, addresses, telephone numbers, e-mail addresses, health information, whereabouts, etc. The Civil Code revised the internet tort liability and further elaborated on “safe harbour” rule with respect to an internet service provider from both the aspects of notice and counter notice, including (i) upon receiving notice from the right holder that any network users infringe on his/her civil rights, promptly adopting necessary protective measures such as deletion, screening or disconnection of hyperlinks and referring right holders’ notice to disputed internet user; and (ii) upon receiving counter-notice from the disputed internet user, referring such counter-notice to the claiming right holder and informing him/her to take other corresponding measures such as filing complaint with competent authorities or suit with courts. The Civil Code also provides that where the internet service provider knew or should have known the infringing acts of the network user but take no necessary measures, it shall be jointly and severally liable with such internet user.
On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law (《中華人民共和國個人信息保護法》), which took effect on November 1, 2021. Pursuant to the Personal Information Protection Law, “personal information” refers to any kind of information related to an identified or identifiable individual as electronically or otherwise recorded but excluding the anonymized information. The processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information. The Personal Information Protection Law applies to the processing of personal information of individuals within the territory of the PRC, as well as personal information processing activities outside the territory of PRC, for the purpose of providing products or services to natural persons located within China, for analyzing or evaluating the behaviors of natural persons located within China, or for other circumstances as prescribed by laws and administrative regulations. A personal information processor may process the personal information of this individual only under the following circumstances: (i) where consent is obtained from the individual; (ii) where it is necessary for the execution or performance of a contract to which the individual is a party, or where it is necessary for carrying out human resource management pursuant to employment rules

REGULATIONS

legally adopted or a collective contract legally concluded; (iii) where it is necessary for performing a statutory responsibility or statutory obligation; (iv) where it is necessary in response to a public health emergency, or for protecting the life, health or property safety of a natural person in the case of an emergency; (v) where the personal information is processed within a reasonable scope to carry out any news reporting, supervision by public opinions or any other activity for public interest purposes; (vi) where the personal information, which has already been disclosed by an individual or otherwise legally disclosed, is processed within a reasonable scope; or (vii) any other circumstance as provided by laws or administrative regulations. In principle, the consent of an individual must be obtained for the processing of his or her personal information, except under the circumstances of the aforementioned items (ii) to (vii). Where personal information is to be processed based on the consent of an individual, such consent shall be a voluntary and explicit indication of intent given by such individual on a fully informed basis. If laws or administrative regulations provide that the processing of personal information shall be subject to the separate consent or written consent of the individual concerned, such provisions shall prevail. In addition, the processing of the personal information of a minor under 14 years old must obtain the consent by a parent or a guardian of such minor and the personal information processors must adopt special rules for processing personal information of minors under 14 years old. Furthermore, the Personal Information Protection Law stipulates the rules for cross-border provision of personal information. Any cross-border provision of personal information is subject to the condition that it is necessary to provide the personal information to a recipient outside the territory of the PRC due to any business need or any other need, as well as the satisfaction of at least one of the following conditions: (i) where a security assessment organized by the national cyberspace administration has been passed; (ii) where a certification of personal information protection has been passed from a professional institution in accordance with the provisions issued by the national cyberspace administration; (iii) where a standard contract formulated by the national cyberspace administration has been entered into with the overseas recipient; or (iv) any other condition prescribed by laws, administrative regulations or any other requirements by the national cyberspace administration. Critical information infrastructure operators and personal information processors who have processed personal information in an amount reaching a threshold prescribed by the national cyberspace administration, must store in the territory of the PRC the personal information collected or generated within the territory of the PRC. If it is necessary to provide such information to an overseas recipient, a security assessment organized by the national cyberspace administration must be passed. Violation of the Personal Information Protection Law may be subject to an order to rectify, warnings, confiscation of illegal gains, fines, suspension of business and revocation of business licenses or operating permits, and the app processing the personal information illegally may be ordered to suspend or terminate the provision of services, and the personnel directly in charge or other directly responsible personnel may be imposed with fines, and be prohibited to serve as the directors, supervisors, senior management personnel or the personnel in charge of the protection of personal information in the relevant entities within a certain period.
REGULATIONS RELATED TO GOVERNMENT PROCUREMENT AND BIDDING
Pursuant to the Government Procurement Law of the People’s Republic of China (《中華人民共和國政府採購法》) promulgated on June 29, 2002 and recently amended on August 31, 2014, public invitation for bids shall be taken as the main method of government procurement. Government procurement refers to the procurement of goods, projects and services within the centralized procurement catalogue formulated in accordance with the law by state organs at all levels, public institutions and social organizations with fiscal funds or above the prescribed procurement threshold. Furthermore, the parties concerned in government procurement shall not collude with each other to impair the rights and interests of the state or the general public or the other parties concerned and shall not exclude the competitions of other providers by any means.
Pursuant to the Bidding Law of the People’s Republic of China (《中華人民共和國招標投標法》) promulgated on August 30, 1999 and recently amended on December 27, 2017, bidding shall be carried out for construction projects including the survey, design, construction, supervision of the project, and the procurement of the important equipment, materials relevant to the construction of the project: (i) large projects of infrastructure facility or public utility that have a bearing on the social public interest and the safety of the general public; (ii) projects entirely or partially using state-owned funds or loans by the state; (iii) projects using loans of international organizations and foreign governments and aid funds. For a project

REGULATIONS

concerned with national security, state secrets, emergency handling, disaster relief, or special occasions such as the use of poverty alleviation funds to implement work relief and the need to use migrant workers or that is not suitable for bidding, the method of bidding shall not be applied.
REGULATIONS RELATED TO ANTI-UNFAIR COMPETITION
Anti-unfair Competition Law
Pursuant to the Anti-unfair Competition Law of the People’s Republic of China (《中華人民共和國反不正當競爭法》) which was promulgated by the Standing Committee of the National People’s Congress of China on September 2, 1993 and most recently amended on April 23, 2019, unfair competition refers to that in its production and operating activities, the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-unfair Competition Law. Pursuant to the Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity, and adhere to laws and business ethics during market transactions. Operators shall not conduct misleading behaviors which may confuse consumers to take their commodities as the commodities of others or lead consumers to believe that there is a connection between their commodities and other persons. Operators shall not conduct any false or misleading commercial publicity in respect of the performance, functions, quality, sales, user reviews, and honors received of its commodities, in order to defraud or mislead consumers. Operators shall not help other operators to conduct false or misleading commercial publicity by organizing false transactions. Operators shall not infringe on trade secrets. Operators shall not fabricate or disseminate false or misleading information or damage the business reputation of the competitors or their goods. Operators engaging in production or operating activities online shall also abide by the provisions of the Anti-unfair Competition Law. No operator may, by technical means to affect users’ options, among others, commit the acts of interfering with or sabotaging the normal operation of online products or services legally provided by another operator. Operators in violation of the Anti-unfair Competition Law shall bear corresponding civil, administrative or criminal responsibilities depending on the specific circumstances.
On August 17, 2021, the SAMR issued a discussion draft of Provisions on the Prohibition of Unfair Competition on the Internet (《禁止網絡不正當競爭行為規定(公開徵求意見稿)》), under which business operators shall not use data or algorithms to hijack traffic or influence users’ choices, or use technical means to illegally capture or use other business operators’ data. Furthermore, business operators are not allowed to (i) fabricate or spread misleading information to damage the reputation of competitors, or (ii) make false or misleading commercial propaganda about the sales status, transaction information, business data, user evaluation, etc. in respect of the operators or their commodities, in order to deceive or mislead consumers or the relevant public.
Anti-monopoly Law
Pursuant to the currently effective Anti-monopoly Law of the People’s Republic of China (《中華人民共和國反壟斷法》) promulgated by the Standing Committee of the National People’s Congress of China on August 30, 2007, the Anti-Monopoly Law applies to the monopolistic practices in domestic economic activities in China as well as the monopolistic practices outside China which have exclusion or restriction effects on domestic market competitions. The monopolistic practices under the Anti-Monopoly Law include any monopoly agreement reached by any operators, abuse of market-dominating position by any operators and any concentration of operators which has eliminated or limited or may eliminate or limit the market competition. The anti-monopoly law enforcement agencies designated by the State Council are responsible for enforcement of the Anti-Monopoly Law. Specifically, competing business operators may not enter into monopoly agreements that eliminate or restrict competition, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities, dividing the sales markets or the raw material supply markets, unless the agreement will satisfy the exemptions under the Anti-monopoly Law, such as improving technologies, increasing the efficiency and competitiveness of small and medium-sized undertakings, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign

REGULATIONS

counterparts; or else such operator might be subject to the order of ceasing the illegal activities, confiscation of illegal gains and fines (from 1% to 10% of sales revenue from the previous year, or RMB500,000 if the intended monopoly agreement has not been performed). The term “monopoly agreements” refers to agreement, decisions or other concerted activities that may eliminate or restrict competition. Furthermore, any business operator with a dominant market position may not abuse its dominant market position to conduct acts, such as selling commodities at unfairly high prices or purchasing commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Violations of the foregoing provisions might subject such operator to being ordered to cease the relevant activities and confiscation of the illegal gains and fines (from 1% to 10% of sales revenue from the previous year). Additionally, where a concentration of undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be approved by the anti-monopoly authority before parties implement the concentration. Concentration refers to (i) a merger of undertakings; (ii) acquiring control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means. If any business operator fails to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to order the operator to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses within certain periods and imposes fines of up to RMB500,000.
On June 24, 2022, the Standing Committee of the National People’s Congress of China decided to amend the currently effective Anti-monopoly Law and the amendment will take effect from August 1, 2022. Compared with the currently effective Anti-monopoly Law, the amendment further provides that operators shall not abuse data, algorithms, technology, capital advantages and platform rules to engage in monopolistic behaviors as prohibited by the Anti-monopoly Law and further emphasizes that operators with dominant market position shall not abuse their dominant market position by these means. In addition, the amendment increases the fines for illegal conclusion and implementation of monopoly agreements and introduces different fines for illegal concentration of business operators under different circumstances. Specifically, the amendment lifts the upper limit of fines for operators who have concluded but not implemented the monopoly agreements from RMB500,000 to RMB3,000,000 and further provides where an operator who has conclude and implemented the monopoly agreements but has not generated any sales revenue in the previous year might be subject to a fine of not more than RMB5,000,000. As for the illegal concentration, the fines for the operators who engage in the illegal concentration which has or may have the effect of eliminating or restricting competition is not more than 10% of their sales revenue in the previous year and for those which have no eliminating or restricting effect on competition is not more than RMB5,000,000. The amendment also introduces the punitive provisions that the legal representative, principal and directly responsible personnel of the operator who are personally responsible for concluding the monopoly agreement might be subject to a fine of not more than RMB1,000,000.
On September 11, 2020, the Anti-monopoly Commission of the State Council promulgated Anti-monopoly Compliance Guideline for Operators (《經營者反壟斷合規指南》), which requires operators to establish anti-monopoly compliance management systems based on their business conditions, scales, industry characteristics to manage anti-monopoly compliance risks.
On February 7, 2021, the Anti-Monopoly Commission of the State Council published Anti-Monopoly Guidelines for the Internet Platform Economy Sector (《國務院反壟斷委員會關於平台經濟領域的反壟斷指南》) that clarify circumstances where an activity of an internet platform will be identified as concluding and implementing monopoly agreements, conducting the abusive acts as well as the business operators concentration.
On March 24, 2022, the SAMR issued the Interim Provisions on the Prohibitions of Monopoly Agreements (《禁止壟斷協議暫行規定》), the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions (《禁止濫用市場支配地位行為暫行規定》) and the Interim Provisions on Review of Concentration of Business Operators (《經營者集中審查暫行規定》), all of which took effect on May 1, 2022. The provisions further elaborate on the factors to be taken into consideration when assessing monopoly agreements, abusive acts and concentration of business operators. Besides, the Interim Provisions

REGULATIONS

on the Prohibitions of Acts of abuse of Dominant Market Positions clarify types of factors for consideration of the dominance of operators in the new economic industries like the internet industries, such as, among others, the competition characteristics, business model, number of users, network effects, lock-in effects, ability to master and process relevant data.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information relating to selected aspects of our history and corporate structure subsequent to our 2021 20-F filed with the SEC on May 2, 2022, and is incorporated by reference into the registration statement on Form F-3 (File No. 333- 260181) filed with the SEC on October 12, 2021.

OVERVIEW
Our history can be traced back to 2012 when Kingsoft Corporation established our Company in the Cayman Islands and two wholly-owned subsidiaries of our Group, namely Kingsoft Cloud Corporation Limited and Beijing Kingsoft Cloud to commence operation of the cloud-based business. Under the leadership of Mr. Wang Yulin, our executive Director and Chief Executive Officer who joined our Group in December 2012, our core management team comprises seasoned professionals with strong expertise and extensive experience in cloud-based platform and technology. For the biographies and industry experience of Mr. Wang and other senior management members, please refer to the section headed “Directors and Senior Management” in this Document.
OUR BUSINESS DEVELOPMENT MILESTONES
The following table sets forth the key business development milestones of our Group:
Year	Event
2012	Our Company was incorporated in the Cayman Islands as a subsidiary of Kingsoft Group.
We commenced business operation upon establishment of Beijing Kingsoft Cloud in the PRC.
2013	We completed our series A financing, in an aggregate amount of approximately US$20 million.
2014	We introduced and implemented our “All in” Cloud strategy.
2015	We extended our customer base to public service organizations on municipal level, including Beijing.
We completed our series B financing, in an aggregate amount of approximately US$55 million.
2016	We completed our series C financing and series C+ financing, in an aggregate amount of approximately US$60 million and US$48.9 million, respectively.
2017	We became a member of the Cloud Security Alliance (CSA), a global organization dedicated to defining and raising awareness of best practices to help ensure a secure cloud computing environment.
2018	We were among the first in the industry to offer cloud solutions to financial service providers.
We completed our series D financing, in an aggregate amount of approximately US$720 million.
2020	We completed our series D+ financing, in an aggregate amount of approximately US$70 million.
We were spun-off from Kingsoft Group and our ADSs are listed on the Nasdaq under the symbol “KC”.
We completed our follow-on public offering on the Nasdaq.
2021	We published our first ESG report.

We acquired the controlling interest in Camelot which enables us to benefit from rich industry experience of its management, large customer base and long-standing client relationships and deep vertical know-how with nationwide fulfillment centers.

2022	We attained the TRUSTe Enterprise Privacy & Data Governance Certification, a well-recognized certification for strong data privacy management practices in the industry.

We made further progress in ESG by enhancing the Board’s overseeing on ESG issues through the Corporate Governance Committee and embracing gender diversity and workplace inclusiveness by appointing Ms. Qu Jingyuan as our first female Director on the Board.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

OUR MAJOR SUBSIDIARIES AND OPERATING ENTITIES
The principal business activities, the place and date of incorporation of the members of our Group that made a material contribution to our results of operation during the Track Record Period are shown below:
Name	Place and date of incorporation	Principal business activities
Zhuhai Kingsoft Cloud(1)	PRC, August 21, 2009	Investment holding
Kingsoft Cloud Network(1)	PRC, March 25, 2011	Cloud services
Nanjing Qianyi(1)	PRC, March 20, 2014	Cloud services
Yunxiang Zhisheng	PRC, December 15, 2015	Research and development
Kingsoft Cloud Information(1)	PRC, April 13, 2018	Investment holding
Beijing Jinxun Ruibo(1)	PRC, December 17, 2015	Cloud services
Wuhan Kingsoft Cloud(1)	PRC, December 26, 2017	Cloud services
Kingsoft Cloud Corporation Limited	Hong Kong, February 1, 2012	Cloud services
Beijing Kingsoft Cloud	PRC, April 9, 2012	Research and development
Kingsoft Cloud Tianjin(1)	PRC, May 30, 2019	Cloud services
Camelot Technology	PRC, March 12, 2001	Enterprise digital solutions and related services

Note:
(1)
We exercise effective control over the operation of these entities through contractual arrangements. Please refer to the section headed “Contractual Arrangements” for further details.

SPIN-OFF FROM KINGSOFT GROUP AND LISTING ON THE NASDAQ
Immediately prior to our listing on the Nasdaq, our Company was a non-wholly owned subsidiary of Kingsoft Corporation, a company listed on the Main Board of the Stock Exchange (stock code: 03888). The spin-off of our Company from the Kingsoft Group for a separate listing of ADSs on the Nasdaq, which constituted a major transaction of Kingsoft Corporation, was approved by its shareholders in March 2020 pursuant to paragraph 3(e)(1) of Practice Note 15 and Chapter 14 of the Listing Rules.
On May 8, 2020, we listed ADSs on the Nasdaq under the symbol “KC”. Our initial public offering on the Nasdaq was completed on May 12, 2020. Pursuant to the initial public offering (the “Nasdaq Offering”), our Company sold 30,000,000 ADSs, representing 450,000,000 Shares at an offering price of US$17.00 per ADS, among which, 1,175,000 and 2,355,000 ADSs representing 17,625,000 and 35,325,000 Shares, were subscribed at the initial public offering price and on the same terms as the other ADSs offered at the initial public offering on the Nasdaq by (i) Kingsoft Corporation and (ii) Xiaomi, for the consideration of US$19,975,000 and US$40,035,000, respectively. Upon completion of the initial public offering, all of our issued and outstanding Preferred Shares were automatically converted into Shares on a one-for-one basis. On May 12, 2020, the underwriters had exercised their over-allotment option to purchase an additional 4,500,000 ADSs, representing 67,500,000 Shares at a price of US$17.00 per ADS.
We received from our initial public offering gross proceeds of approximately US$586.5 million and net proceeds, including the underwriters’ over-allotment option after deducting the underwriting discounts and offering expenses, of approximately US$547.5 million. We intend to utilize the net proceeds from our initial public offering on the Nasdaq for upgrading and expanding our infrastructure, investment in technology and product development, expanding our ecosystem and international presence and for general corporate and

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

working capital purposes as disclosed in our registration statement on Form F-1 filed with the SEC in connection with our initial public offering on the Nasdaq.
On September 23, 2020, we completed a follow-on public offering at a price of US$31.00 per ADS, where (i) we sold 8,000,000 ADSs representing 120,000,000 Shares and (ii) several selling shareholders sold 8,421,576 ADSs representing 126,323,640 Shares. Additionally, the underwriters exercised their over-allotment option to purchase an additional 1,250,000 ADSs representing 18,750,000 Shares on October 30, 2020. We received from this offering gross proceeds of approximately US$286.8 million and net proceeds, including the underwriters’ option, after deducting the underwriting discounts and offering expenses, of approximately US$276.3 million.
COMPLIANCE WITH THE RULES OF NASDAQ
Our Directors confirm that since the date of our listing on the Nasdaq and up to the Latest Practicable Date, we had no instances of non-compliance with the rules of the Nasdaq in any material respect and, to the best knowledge of our Directors having made all reasonable inquiries, there is no matter that should be brought to [REDACTED] attention in relation to our compliance record on the Nasdaq.
REASONS FOR THE [REDACTED]
Our Board is of the view that the [REDACTED] and the [REDACTED] will present us with an opportunity to further expand our [REDACTED] base and broaden our access to capital markets and provide us with the necessary funding for us to upgrade our technology infrastructure, strengthen our technology capabilities and enhance product or solution offerings by investing in cutting-edge technologies, and expand our ecosystem through strategic partnership and investments. In addition, as a U.S. listed company, we are pursuing the [REDACTED] to provide our Shareholders with greater liquidity and protection amid an evolving market and regulatory environment. Please see the sections headed “Business — Our Strategies” and “Future Plans and Use of [REDACTED]” for details. It is expected that the [REDACTED] from the [REDACTED], after deducting the [REDACTED] commissions and other estimated [REDACTED] expenses payable by us, will amount to approximately HK$[REDACTED] (based on the indicative [REDACTED] of HK$[REDACTED] per [REDACTED], and assuming the [REDACTED] is not exercised).
MAJOR SHAREHOLDING CHANGES OF OUR COMPANY
Our Company was incorporated in the Cayman Islands on January 3, 2012 as the holding company of our Group. Upon incorporation, our Company had an authorized share capital of US$300,000 divided into 300,000,000 Shares with a par value of US$0.001 each. Following the increase of authorized share capital of our Company in December 2021, as of the Latest Practicable Date, our Company had an authorized share capital of US$40,000,000 divided into 40,000,000,000 Shares with a par value of US$0.001 each.
The major shareholding changes of our Company during the Track Record Period and up to the Latest Practicable Date were set out below:
Ordinary Shares
In May 2020, we sold a total of 34,500,000 ADSs, representing 517,500,000 Shares, pursuant to our initial public offering on the Nasdaq, and an additional 4,500,000 ADSs, representing 67,500,000 Shares were sold upon exercise of the over-allotment option by the underwriters in May 2020. In September 2020, we sold a total of 8,000,000 ADSs representing 120,000,000 Shares, pursuant to a follow-on offering on the Nasdaq, and an additional 1,250,000 ADSs representing 18,750,000 Shares were sold upon exercise of the over-allotment option by the underwriters in October 2020. Further details of our initial public offering and the follow-on offering are set out in the paragraph headed “Spin-off from Kingsoft Group and Listing on the Nasdaq” in this section.
In September 2021, we issued an aggregate of 247,475,446 Shares to certain then existing shareholders of Camelot, a company incorporated under the BVI laws, respectively, pursuant to an agreement and merger

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

plan entered into by, among others, our Company and Camelot. For further details, please refer to the paragraph headed “Acquisition of Camelot” in this section.
Preferred Shares
Our Company issued certain preferred shares to various investors historically which include 458,116,000 series A preferred shares, 153,603,600 series B preferred shares, 185,665,192 series C preferred shares, and 842,738,782 series D preferred shares, all of which had a par value of US$0.001 each.
On December 27, 2019, we further issued (i) 55,089,998 series D+ preferred shares with a par value of US$0.001 each to China Internet Investment Fund (“CIIF”) for a consideration of US$50,000,000, and (ii) 22,035,999 D+ preferred shares with a par value of US$0.001 each to Design Time Limited (“Design Time”) for a consideration of US$20,000,000, pursuant to the share purchase agreements entered into with CIIF on December 2, 2019 and Design Time on December 16, 2019, respectively.
Immediately upon the completion of our initial public offering on the Nasdaq, all the issued and outstanding preferred shares were converted into ordinary shares on a one-for-one basis. As of the Latest Practicable Date, our Company has an issued share capital of US$3,805,284.80 divided into 3,805,284,801 Shares of US$0.001 each.
OUR INVESTORS PRIOR TO THE NASDAQ LISTING
Since our incorporation, we have received various rounds of investment from investors including professional equity investment funds and notable technology companies, where we issued ordinary shares and preferred shares in the share capital of our Company to these investors. The aggregate net proceeds from such investments amounted to approximately US$990.4 million. The investments led to the issuance of certain preferred shares in the share capital of our Company which were converted into ordinary shares immediately prior to the completion of our initial public offering on the Nasdaq. Further details are as set out in the paragraph headed “Major Shareholding Changes of our Company — Preferred Shares” in this section. All the special rights of these investors have been terminated and of no further force or effect immediately upon our listing on the Nasdaq.
ACQUISITION OF CAMELOT
Camelot primarily offers enterprise digital solutions and related services. For further details of the financial service cloud solutions offered by Camelot, please refer to the paragraph headed “Business — Our Products and Solutions —Industry Specific Solutions — Financial Service Cloud Solutions”. By acquiring and integrating with Camelot, we expect to benefit from its (i) core senior management’s rich experience; (ii) large customer base and long-standing client relationships to cross-sell our products and solutions; (iii) deep vertical know-how for developing industry solutions; and (iv) nationwide fulfillment centers across major cities in China for project deployment with lower costs with enhanced efficiency and increased customer stickiness.
On July 31, 2021, the Camelot Merger Agreement was entered into by and among (i) our Company, (ii) Camelot, (iii) Yiming Ma (“Mr. Ma”) and Heidi Chou (“Ms. Chou”), being founders of Camelot (the “Founders”), (v) Benefit Overseas Limited (“Benefit Overseas”), a company incorporated under BVI laws and wholly-owned by Mr. Ma, and (vi) Dreams Power Ltd. (“Dreams Power”), a company incorporated under the BVI laws and wholly-owned by Ms. Chou. To the best knowledge, information and belief of the Directors having made all reasonable inquiries, each of Mr. Ma, Ms. Chou, other then existing shareholders of Camelot and their respective ultimate beneficial owners is an Independent Third Party.
Pursuant to the Camelot Merger Agreement, the Company acquired the 79.53% equity interests in Camelot Technology by using a combination of (a) cash consideration in the approximate USD equivalent amount of RMB760.9 million and (b) share consideration in the approximate USD equivalent amount of RMB4.0 billion, to be settled in two tranches (the “Camelot Consideration” and the “Camelot Acquisition”).

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

The Camelot Consideration was determined based on arm’s length negotiation among the parties with reference to the market value of comparable companies with similar business nature and the future business prospects of Camelot. There are no special rights granted to the Founders, the non-founder shareholders of Camelot (the “Camelot Non-Founder Shareholders”) or any of their investment holding companies as a result of the completion of the the Camelot Merger Agreement. As of the Latest Practicable Date, the Company has plans to acquire the remaining equity interests thereof and no definitive agreements had been signed with respect to the acquisition of such minority interests. The Company will comply with at all times with the applicable provisions under the Listing Rules in respect of any such further acquisitions that may materialize after [REDACTED].
The first tranche of the Camelot Consideration, according to the Camelot Merger Agreement, included (a) a cash consideration in the approximate USD equivalent amount of RMB350 million; and (b) a share consideration in the approximate USD equivalent amount of RMB3.05 billion. The second tranche of the Camelot Consideration, included (a) a cash consideration in the approximate USD equivalent amount of RMB260.9 million payable to the Camelot Non-Founder Shareholders on June 30, 2023; and (b) a share consideration in the approximate USD equivalent amount of RMB782.6 million to be issued to the Camelot Non-Founder Shareholders on June 30, 2023. The number of the Shares to be issued for the purpose of settling the second tranche share consideration shall be determined and calculated based on the volume-weighted average price of the Company’s ADSs listed on the Nasdaq for thirty (30) trading days immediately preceding June 30, 2023 (the “Shares Calculation Basis”). Additionally, in order to secure certain obligations such as tax filing, payment and indemnifications under the Camelot Merger Agreement, the parties also agreed that, among other things, an aggregate cash consideration of approximately RMB150 million was escrowed until April 30, 2022 and share consideration of approximately RMB180 million would be held back from issuance until June 30, 2023 (the “Holdback Shares”) based on the same Shares Calculation Basis. The second tranche and the escrowed tranche of the cash consideration are expected to be settled by the Company using internal resources.
The Camelot Acquisition has been properly and legally completed on September 3, 2021 (the “Closing Date”), upon the fulfillment of the customary closing conditions, the settlement of the first tranche of the cash consideration of USD equivalent amount of RMB350 million, as well as the Company’s issuance of 247,475,446 shares (excluding the Holdback Shares and calculated based on the volume weighted average price of the ADSs listed on the Nasdaq for thirty (30) trading days immediately preceding the Closing Date) as the first tranche share consideration to the then Camelot shareholders, of which 101,453,974, 73,034,892 and 72,986,580 Shares were issued to Mr. Ma, Ms. Chou and the Camelot Non-Founder Shareholders, respectively.
Upon completion of the Camelot Merger on September 3, 2021, Camelot became a non-wholly owned subsidiary of the Company and its financial results were consolidated by the Company. Camelot was subsequently merged with and into Iridescence Limited, a wholly-owned subsidiary of the Company, pursuant to the Camelot Merger Agreement. Please refer to the paragraph headed “Our Structure Immediately Prior to the [REDACTED]” in this section for details.
Given that the Company will issue additional Shares with an aggregate USD equivalent amount of approximately RMB962.6 million on June 30, 2023 under the Camelot Merger Agreement, Shareholders will experience dilution on their shareholdings in the Company. For details of the dilution risk, please see “Risk Factors — Risks Relating to our Ordinary Shares and the ADSs — Purchasers of our Ordinary Shares will incur immediate and significant dilution and may experience further dilution if we issue additional shares or other equity securities in the future, including pursuant to the share incentive schemes.”
Each of Mr. Ma and Ms. Chou agreed, among other things, that with respect to 25% of our Shares issued to him or her (or his or her designated affiliate(s) to receive such Shares) on the Closing Date thereunder, it shall not transfer any such Shares (or ADSs representing such shares) until June 30, 2023.
Based on the historical financial information of Camelot, the Camelot Acquisition would have been classified as a major transaction under Chapter 14 of the Listing Rules if such acquisition was made by a

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

listed issuer. Therefore, the Camelot Acquisition triggers the disclosure threshold pursuant to Rule 4.05A of the Listing Rules, and our Company is required to disclose the pre-acquisition financial information of Camelot from January 1, 2019 to September 3, 2021, which is set forth in Exhibit 99.3 to the Form 6-K.
Save as disclosed above, we have not conducted any major acquisitions, disposals or mergers since our incorporation that we consider to be material to us during the Track Record Period and would be classified as a transaction that falls under Rule 4.05A of the Listing Rules.
RESTRUCTURING OF OUR CONTRACTUAL ARRANGEMENTS
The Group provides its cloud services mainly through (i) subsidiaries of Zhuhai Kingsoft Cloud and (ii) Kingsoft Cloud Information and its respective subsidiaries (the “PRC Operating Entities”). The Contractual Arrangements were put in place for the Company to obtain control over the Consolidated Affiliated Entities and to operate value-added telecommunication services. Please refer to the sections headed “Contractual Arrangements” and “Connected Transactions” for further details of the Contractual Arrangements.
In order to adhere to the “narrowly tailored” principle under the Listing Decision LD43-3 to the extent practicable, we underwent reorganization of the holding structure of our onshore subsidiaries and Consolidated Affiliated Entities in preparation for the [REDACTED]. To the extent permitted under the relevant PRC laws and regulations, certain PRC Operating Entities that have not yet commenced operations and are not subject to foreign investment restrictions under applicable PRC laws and regulations have been or are in the process of being (i) transferred to the wholly foreign owned enterprises (the “WFOE(s)”) within the Group and become indirect wholly-owned subsidiaries of the Company, or (ii) dissolved, with the relevant business, if any, transferred to a WFOE and/or its other wholly-owned subsidiaries (as the case may be). None of these entities is material to our business, operations and financial performance. Please refer to the paragraph headed “Our Structure Immediately Prior to the [REDACTED]” in this section for the shareholding and corporate structure of our Group after the completion of the aforesaid restructuring.
As we gradually expands our business in cloud services, we will procure Zhuhai Kingsoft Cloud to apply for the relevant prohibited licenses and/or restrictive licenses.
STRATEGIC COOPERATION AND ANTI-DILUTION FRAMEWORK AGREEMENTS
On January 27, 2022 and January 29, 2022, our Company entered into strategic cooperation and anti-dilution framework agreements (the “Strategic Cooperation and Anti-Dilution Agreements”) with Kingsoft Corporation and Xiaomi, respectively, pursuant to which the parties agree, among other things, to form a strategic cooperation with each other in respect of products, services and solutions under various potential business fields (each, a “Strategic Cooperation”). The parties to the Strategic Cooperation and Anti-dilution Agreements agree that, as part of their agreement to continuously explore Strategic Cooperation opportunities with each other, we shall, subject to compliance with applicable rules and regulations, grant an anti-dilution option (the “Anti-Dilution Option”) to each of Kingsoft Corporation and Xiaomi, respectively, to the effect that during the period from the date of the respective Strategic Cooperation and Anti-Dilution Agreement to December 31, 2024, Kingsoft Corporation and Xiaomi are entitled to subscribe such number of Shares to maintain their respective existing shareholding in our Company upon completion of such placing and issuance of new Shares by the Company.
Pursuant to the Anti-Dilution Option, each of Kingsoft Corporation and Xiaomi, is entitled to, by itself or through its affiliates, subscribe for such number of new Shares to be [REDACTED] by our Company in the [REDACTED] on a pro rata basis (the “Anti-Dilution Subscriptions”) such that the percentage of Shares held by each of them immediately following the completion of the [REDACTED] (including the exercise of any [REDACTED] which may be granted by us to the [REDACTED] of the [REDACTED]) will be up to that immediately prior to the completion of the [REDACTED]. The Anti-Dilution Subscription shall be made on the same terms and conditions as those generally [REDACTED] to other [REDACTED] under the

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

[REDACTED], and the [REDACTED] subscribed by Kingsoft Corporation and Xiaomi in the [REDACTED] shall rank pari passu with and have the same rights as other [REDACTED] issued pursuant to the [REDACTED].
EQUITY INCENTIVE PLANS
2013 Share Option Scheme
Our Company adopted the 2013 Share Option Scheme on February 27, 2013, as amended on June 27, 2013, May 20, 2015 and December 26, 2016. The purpose of the 2013 Share Option Scheme is to provide incentives or rewards to participants thereunder for their contribution to the Group and/or to enable the Group to recruit and retain high-caliber employees and attract human resources that are valuable to the Group and any invested entity. As of the Latest Practicable Date, 152,827,585 share options granted under the 2013 Share Option Scheme had been vested and exercised. For the principal terms and details of the outstanding share options (including the number of vested and unvested share options as of the Latest Practicable Date) under the 2013 Share Option Scheme, please refer to the paragraph headed “Appendix IV — Statutory and General Information — D. Equity Incentive Plans — 1. 2013 Share Option Scheme and — 4. Outstanding share options, share awards and RSUs granted under the Equity Incentive Plans.”
2013 Share Award Scheme
Our Company adopted the 2013 Share Award Scheme on February 22, 2013, as amended on January 9, 2015, March 3, 2016, June 8, 2016, December 7, 2018 and November 6, 2019. The purpose of the 2013 Share Award Scheme is to provide incentives or rewards to selected employees for their contribution to the Group and/or to enable the Group to recruit and retain high-caliber employees and attract human resources that are valuable to the Group and any invested entity. As of the Latest Practicable Date, 110,954,461 share awards granted under the 2013 Share Award Scheme had been vested. For the principal terms and details of the outstanding share awards (which have not been vested as of the Latest Practicable Date) under the 2013 Share Award Scheme, please refer to the paragraph headed “Appendix IV — Statutory and General Information — D. Equity Incentive Plans — 2. 2013 Share Award Scheme and — 4. Outstanding share options, share awards and RSUs granted under the Equity Incentive Plans.”
2021 Share Incentive Plan
Our Company adopted the 2021 Share Incentive Plan on November 15, 2021 and amended on [•], 2022. The purpose of the 2021 Share Incentive Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, Directors, and consultants and to promote the success of the Company’s business. As of the Latest Practicable Date, no share option had been granted under the 2021 Share Incentive Plan and 5,373,487 restricted share units granted thereunder had been vested. For the principal terms and details of the outstanding restricted share units (which have not been vested as of the Latest Practicable Date) under the 2021 Share Incentive Plans, please refer to the paragraph headed “Appendix IV — Statutory and General Information — D. Equity Incentive Plans — 3. 2021 Share Incentive Plan and — 4. Outstanding share options, share awards and RSUs granted under the Equity Incentive Plans.”
The Company will comply with Chapter 14A and other applicable rules of the Listing Rules for any share awards to be granted to connected persons under the Equity Incentive Plans after [REDACTED].
PRC REGULATORY REQUIREMENTS
SAFE registration in the PRC
Pursuant to the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Investment, Financing and Round Trip Investment via Special Purpose Vehicles (《國家外匯管理局關於境內居民通過特殊目的公司境外投融資及返程投資外匯管理有關問題的

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

通知》) (the “SAFE Circular No. 37”), promulgated by SAFE on July 4, 2014, (i) a PRC resident must register with the local SAFE counterpart before he or she contributes assets or equity interests in an overseas special purpose vehicle (the “Overseas SPV”) that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing, and (ii) following the initial registration, the PRC resident is also required to register with the local SAFE counterpart for any major change in respect of the Overseas SPV, including, among other things, a change of Overseas SPV’s PRC resident shareholder(s), the name of the Overseas SPV, terms of operation, or any increase or reduction of the Overseas SPV’s capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular No. 37, failure to comply with these registration procedures may result in penalties.
Pursuant to the Notice on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment (《國家外匯管理局關於進一步簡化和改進直接投資外匯管理政策的通知》), promulgated by SAFE on February 13, 2015 and effective on June 1, 2015, the power of foreign exchange registration was delegated from the local SAFE counterpart to qualified local banks where the domestic entity was incorporated.
As advised by our PRC Legal Adviser, Mr. Wang Yulin has completed the registration under the SAFE Circular 37 in December 2015.
[REDACTED]
So far as our Directors are aware, upon completion of the [REDACTED] (assuming the [REDACTED] is not exercised and without taking into account any Shares which may be further issued under the Equity Incentive Plans), the Shares held by Autogold Limited and River Jade Holdings Limited which are controlled by Mr. Wang Yulin, our core connected persons, the Shares held by Kingsoft Corporation and Xiaomi which are the substantial shareholders of our Company and the Shares or ADSs owned by the directors of our Company and subsidiaries, their respective spouses and entities controlled by them, will not be counted towards the [REDACTED].
So far as our Directors are aware, save as provided above and 103,501,929 Shares held by TMF Trust (HK) Limited as trustee for satisfying future exercise or vesting of share awards granted under the Equity Incentive Plans, the remaining Shareholders are not core connected persons and will collectively hold 2,250,822,863 Shares or approximately [REDACTED]% of the total number of issued shares of our Company, which will count towards the [REDACTED], upon completion of the [REDACTED] (assuming the [REDACTED] is not exercised and without taking into account any Shares which may be further issued under the Equity Incentive Plans).
OUR STRUCTURE IMMEDIATELY PRIOR TO THE [REDACTED]
The following diagram illustrates our simplified corporate and shareholding structure, showing our major subsidiaries and operating entities as at the Latest Practicable Date and immediately prior to the completion of the [REDACTED] (assuming there is no change in the shareholding of the public Shareholders from the

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

Latest Practicable Date to immediately prior to the [REDACTED] and assuming no further Shares are issued under the Equity Incentive Plans):

Notes:

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

(1)
Xiaomi is controlled by Mr. Lei Jun, the chairman of our Board and our non-executive Director.

(2)
TMF Trust (HK) Limited, as trustee, holding 103,501,929 Shares underlying the share awards granted and to be granted under the Equity Incentive Plans, representing approximately 2.72% of the issued share capital of the Company as of the Latest Practicable Date. The voting rights with respect to these Shares were held by TMF Trust (HK) Limited, where it will exercise the respective voting rights in accordance with the instructions of the advisory committee of the Company as specified in the trust deed. Among the 103,501,929 Shares held by TMF Trust (HK) Limited, (i) 6,000,000 Shares are beneficially owned by Mr. Wang Yulin, underlying the share awards granted to and vested in him pursuant to the 2013 Share Award Scheme and (ii) 83,279,670 Shares have been transferred to Bank of New York Mellon in preparation for conversion into ADSs upon vesting of certain share awards granted under the Equity Incentive Plans.

(3)
Mr. Wang Yulin’s controlled entities include:

(a)
River Jade Holdings Limited, a company incorporated under the laws of the BVI which is ultimately controlled by Mr. Wang Yulin, held 9,600,000 Shares, representing approximately 0.25% of the issued share capital of the Company as of the Latest Practicable Date; and

(b)
Autogold Limited (“Autogold”) held 38,729,425 Shares, representing approximately 1.02% of the issued share capital of the Company as of the Latest Practicable Date. Autogold is a company incorporated under the laws of the BVI and wholly-owned by Prosper River Group Limited, which is ultimately controlled by The YTCM Trust. The YTCM Trust is a trust established under the laws of the Republic of Singapore and managed by Vistra Trust (Singapore) Pte. Limited as the trustee. Mr. Wang Yulin, our executive Director and Chief Executive Officer, is the settlor of The YTCM Trust, and Mr. Wang and his family members are the beneficiaries of The YTCM Trust.

(4)
Other Public Shareholders include:

(a)
Celestial Power Limited, a company incorporated under the laws of BVI and one of the investors prior to our listing on the Nasdaq holding 43,153,502 Shares, representing approximately 1.13% of the issued share capital of the Company as of the Latest Practicable Date;

(b)
CIIF, a limited partnership established under the laws of the PRC and one of the investors prior to our listing on the Nasdaq, holding 55,089,998 Shares, representing approximately 1.45% of the issued share capital of the Company as of the Latest Practicable Date;

(c)
Mr. Ma and Ms. Chou, being founders of Camelot, holding 89,453,974 Shares and 73,034,892 Shares, representing approximately 2.35% and 1.92% of the issued share capital of the Company as of the Latest Practicable Date;

(d)
the Non-founder shareholders of Camelot, holding 50,648,715 Shares, representing approximately 1.33% of the issued share capital of the Company as of the Latest Practicable Date; and

(e)
the remaining public Shareholders who each holds less than 5% of the issued share capital of the Company as of the Latest Practicable Date.

(5)
Pursuant to the Camelot Merger Agreement, after a series of mergers involving among others, Benefit Overseas and Dreams Power, Camelot has been merged with and into Iridescence Limited, a company incorporated under the BVI laws and wholly-owned by our Company.

(6)
The remaining approximately 20.47% of equity interest in Camelot Technology was held by three employees’ shareholding platforms and two other shareholders who are Independent Third Parties (apart from being the substantial shareholder of Camelot Technology).

(7)
Zhuhai Kingsoft Cloud is held as to 79.60% and 20.40% by Beijing Digital Entertainment and Ms. Qiu Weiqin as registered shareholders.

(8)
Kingsoft Cloud Information is held as to 80% and 20% by Ms. Qiu Weiqin and Mr. Wang Yulin, our executive Director and Chief Executive Officer, respectively, as registered shareholders.

(9)
Each of the following Project Entities (as defined in the section headed “Contractual Arrangements”), namely Rizhao Kingsoft Cloud Network Technology Co., Ltd.* (日照金山雲網絡技術有限公司), Kingsoft Cloud Network Technology (Jiangsu) Co., Ltd.* (金山雲網絡技術(江蘇)有限公司), Kingsoft Cloud (Qingyang) Data Information Technology Co., Ltd*. (金山雲(慶陽)數據信息科技有限公司), Kingsoft Cloud Intelligent City Technology (Guizhou) Co., Ltd.* (金山雲智慧城市科技(貴州)有限公司) and Kingsoft Cloud Perception City Technology (Anhui) Co., Ltd.* (金山雲感知城市科技(安徽)有限公司). and its subsidiary, Changjiang Digital Technology (Anhui) Co., Ltd.* (長江數字科技(安徽)有限公司), is a subsidiary of Kingsoft Cloud Network.

(10)
Shanghai Jinxun Ruibo, being a Licensed Entity (as defined in the section headed “Contractual Arrangements”), is a subsidiary of Kingsoft Cloud Network.

(11)
Each of Chibi Kingsoft Cloud Network Technology Co., Ltd.* (赤壁金山雲網絡技術有限公司), being a Project Entity, and Kingsoft Cloud (Shenzhen) Edge Computing Technology Co., Ltd.* (金山雲(深圳)邊緣計算科技有限公司) (formerly known as Shenzhen Yunfan Jiasu Technology Co., Ltd. (深圳市雲帆加速科技有限公司), being a Licensed Entity is a subsidiary of Wuhan Kingsoft Cloud.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

OUR STRUCTURE IMMEDIATELY FOLLOWING THE COMPLETION OF THE [REDACTED]
The following diagram illustrates our simplified corporate and shareholding structure, showing our major subsidiaries and operating entities immediately following the completion of the [REDACTED] (assuming there is no change in the shareholding of the public Shareholders from the Latest Practicable Date to immediately following the [REDACTED] and assuming the [REDACTED] is not exercised and no further Shares are issued under Equity Incentive Plans):

Notes (1) – (11): Please see notes (1) – (11) under the paragraph headed “— Our Structure Immediately Prior to the [REDACTED]” in this section.

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The following section sets forth updated and supplemental information relating to selected aspects of our business and operations subsequent to our 2021 20-F filed with the SEC on May 2, 2022 as well as a current description of our overview, strengths and strategies, and is incorporated by reference into the registration statement on Form F-3 (File No. 333- 260181) filed with the SEC on October 12, 2021.

MARKET OPPORTUNITIES AND CHALLENGES
Market Opportunities
Compared to the U.S. cloud service market, the Chinese market is still at a relatively early stage with tremendous potential indicated by its relatively lower cloud service penetration rate of 9.7% in 2021, as compared to 22.1% in the U.S.
Driven by the needs to (i) prevent data loss and downtime due to localized component failure in a single cloud, (ii) to ensure continued high-quality performance, (iii) to reduce latency by geographical distribution of processing requests, (iv) to minimize the dependency on a single cloud service provider, and the strengthening regulatory environment, multi-cloud deployment has become an essential trend in China. In 2021, while 87.9% of enterprises with over 1,000 employees deployed multi-cloud in the U.S., only 48.7% of those in China were doing the same. China’s multi-cloud deployment rate is expected to increase to 75.0% in 2026.
Internet Cloud Service Market
There is increasing penetration of internet and mobile devices in China. The massive data demand of the internet industry is one of the main drivers of China’s cloud service market. A wide spectrum of businesses is transforming themselves to offer internet-based services to their customers. In particular, new economies related industries such as video, gaming, and e-commerce have been growing significantly, driving the further demand for cloud resources. Internet cloud service market for these verticals continues to witness strong growth. According to Frost & Sullivan, the internet cloud service market in China is expected to grow at a CAGR of 19.4% from 2021 to 2026.
Non-internet Cloud Service Market
While the cloud-native technology and products are incubated in internet space, non-internet enterprises and organizations are also planning to accelerate digital transformation through cloud adoption, which become another catalyst for cloud service market growth in China. The overall profile of such non-internet enterprise customers in China is characterized by the following key features:
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Spanning across a wide range of traditional sectors such as financial services, healthcare, manufacturing, logistics, etc.

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Well established, with large-scale incumbent conventional on-premises IT environment

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Complex and diverse business scenarios involving issue around data silos

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Subject to increasingly stringent data security requirements

With multi-faceted considerations, including regulatory requirements and legacy IT premises, customers from certain sectors tend to demand for dedicated solutions deployed in designated locations which they could physically control. With dedicated solutions, enterprises and organizations are able to bring benefits about public cloud to their own premises while mitigating restrictions and concerns they may face with moving infrastructure off proprietary premises. The size of China’s non-internet cloud service market increased from RMB61.0 billion in 2017 to RMB203.9 billion in 2021, representing a CAGR of 35.2%, and is expected to reach RMB687.2 billion in 2026, representing a CAGR of 27.5% from 2021 to 2026, according to Frost & Sullivan.

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Pain Points Facing Enterprises and Organizations
Cloud migration has become long-term commitments of enterprises and organizations. However, they still face challenges in digitalization and to cloud migration:
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Large-scale business requires reliable cloud architecture.   Enterprises with large-scale business operations require massive cloud resources deployed in a highly-reliable architecture, with cloud technologies to support EB-level storage, high concurrency computing, and demands for database and big data capabilities.

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Unaddressed demand for end-to-end cloud solution.   Many enterprises and organizations are not proficient with cloud stack and their existing IT architectures are not designed for the adoption of cloud solutions. As such, they are demanding for end-to-end cloud adoption solution, starting from planning, to solution development, fulfillment and deployment, as well as ongoing maintenance and upgrade. As they are generally seeking for dedicated solutions, which is to be deployed on their own premises, enterprises and organizations expect cloud vendors to provide localized deployment services to address all complexities on site.

•
Demand for purpose-built industry-specific solutions.   Many enterprises and organizations are pursing digitalization, not only looking for flexible and scalable IT resources, but also next-generation cloud-native applications which help them capture the value of cloud technology. Enterprises and organizations desire for industry-specific solutions which are purpose-built for their business scenarios.

•
High requirement for continuous service and timely response.   Post the initial cloud project deployment, enterprises and organizations need to upgrade their systems periodically in response to evolving business environments. This leads to strong demand for continuous services and high requirements for cloud vendors to provide timely response and customized solutions.

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Imminent demands for digitalization to provide online experience.   The proliferation of mobile devices and customers’ ever-growing expectation for online experience have driven non-internet enterprises and organizations to apply cloud technologies to accelerate digitalization, and to provide products and services via internet.

OUR COMPETITIVE STRENGTHS
With our strategic vision and relentless focus on quality execution over the years, we have established strong competitive advantages and become a trusted brand in the industry:
Largest Independent Cloud Service Provider in China
Established leadership and business scale.   We are the largest independent cloud service provider in China, according to Frost & Sullivan. Based on our comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud-native products, well-architected industry-specific solutions and end-to-end fulfillment and deployment services, we have achieved leading position in cloud service market in China. As of March 31, 2022, we had an extensive infrastructure network with more than 110,000 servers and achieved exabyte-level storage capacity. Anchored by our large-scale and extensive infrastructure, our cloud platform is able to deliver a consistent, instantly available, and superior product experience across regions and verticals.
We have achieved superior growth, with a revenue growth CAGR of 51.3% from 2019 to 2021, outpacing the growth CAGR of 36.4% for China’s cloud service market during the same period. Specifically, we have also achieved superior growth in our enterprise cloud services, recording a CAGR of 144.1% from 2019 to 2021.
A brand of choice for neutrality and trust.   With our full commitment to cloud service, we are relentlessly mobilizing our resources, to enable our customers to successfully embrace the benefits of cloud solutions, pursue their digital transformation strategies, and create business value. As businesses migrate to cloud

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environment, customers are increasingly concerned over data security and potential conflicts of interest with cloud service providers. Our position as an independent cloud service provider as well as our comprehensive product offerings, have altogether helped us establish trusted partnership with our customers who are seeking for dedicated solutions, amid increasing focus on data security and regulatory compliance. Moreover, multi-cloud strategy has become the industry norm, to ensure the consistency, reliability and security of cloud service, and data sovereignty at the backdrop of regulatory requirements. We are favorably positioned to gain trust from customers through our neutrality as an independent cloud service provider, and are increasingly seen as a brand of choice amidst the increasing penetration of multi-cloud deployment.
End-to-end Cloud Solution Provider
High quality in-house fulfillment and deployment.   Our cloud solution is offered in a holistic approach. We provide our customers with a superior experience combining products and solutions, covering the entire cloud migration process through planning, solution development, fulfillment and deployment, as well as ongoing maintenance and upgrade. The entire process is primarily executed by our in-house professionals to optimize service efficiency and to enhance our control over service quality. Compared to outsourcing certain stages of project deployment to external vendors, we directly control on the entire process of cloud migration projects, aiming to making consistent and best-in-class fulfillment and deployment.
Complete suite of products bringing full-span value proposition.   We provide a complete suite of enterprise-level cloud products based on our extensive infrastructure with high-level availability and reliability. Our modularized cloud products, including unified IaaS infrastructure, PaaS middleware and SaaS applications, can be utilized to design different solutions to meet various business needs. Our IaaS cloud offerings, such as cloud computing, storage and delivery, provide customers with foundational cloud resources. We also offer value-added services and products, including PaaS middleware and SaaS applications built on our cloud-native architecture, helping customers unlock operational potential and achieve business success. To address multi-faceted inquiries, we have systematically organized our resources including both our cloud capacity and in-house technological personnel, to be readily available and highly flexible to meet the demands of our customers.
To-B service DNA.   We have inherited the “To-B service DNA” from Kingsoft Group’s over 30 years of experience in providing enterprise services, and are highly committed to serve and empower our business customers with cloud technologies. With our customer-centric service philosophy, we always prioritize the needs of our customers and strive to provide them with superior experience. We value every customer and provide best-in-class customer services across their entire life cycle. For each project, we provide dedicated services to customers with our in-depth industry insights. At project initiation, our specialized industry team analyzes deeply into customer business scenarios and designs tailored solutions. During the fulfillment and deployment process, we offer customers with seamless cloud migration services. After the deployment, we have regular client reviews to constantly improve our services. In particular, for our Premium Customers, we also have a dedicated technical support team on demand 24×7 to respond to customer inquiries within 90 seconds. We also promote joint efforts in systems development and upgrade with our Premium Customers, to help them continuously optimize their cloud architecture, which further enhance our customer engagement and stickiness.
Vertical Strategy with Proven Track Record
We have strategically expanded our footprints into selected verticals as an early mover and have established strong market presence in each vertical through quality and efficient execution. As we continue to serve vertical leaders, our products and solutions continue to iterate and optimize based on customers’ feedback. By partnering with vertical leaders, we have built proprietary industry know-how and formed in-depth understanding of each selected vertical, which empowers us to stay forefront of industry-specific cloud solutions.

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We strategically entered specific verticals and achieved a proven track record of success. The verticals we strategically entered include, but not limited to:
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Video.   We started to offer video cloud solutions in 2016, right before the outburst of video streaming in China. Our video cloud product integrates cloud infrastructure such as storage and processing, and video applications such as encoding and high resolution, providing a holistic solution. We have further upgraded this to immersive video cloud solutions featuring ultra-high resolution and ultra-low latency, which was empowered by our industry-leading cloud rendering and real-time communication technology. We are among the first cloud companies offering cloud solutions to internet video companies in China. As of March 31, 2022, we have amassed a premium customer base including Bilibili and Zhihu.

•
Public service.   We provide cloud infrastructure which systematically connects mission-critical public service organizations, and provide architecture enabling data sharing on municipal level and empowering administrative efficiency while ensuring stringent security and privacy. For example, since 2015 we have been providing public cloud solutions to Beijing Public Service Cloud, one of the largest and earliest deployed public sector cloud platforms in China. Beijing Public Service Cloud provides reliable and secure cloud services to various public sector organizations in Beijing. We have been supporting an increasing number of organizations through their platform. As of the Latest Practicable Date, our solutions have supported over 50 public sector organizations in Beijing.

•
Healthcare.   Our healthcare cloud solutions provide high-performance, reliable, secure resources and technologies, and a full portfolio of applications and services for the healthcare industry. Our cloud-based solution connects industry participants including various public service departments and healthcare institutions across national and regional levels, in order to facilitate digitalization and eliminate data silos. For example, we have successfully built a cloud-based healthcare information management system for a provincial digital health project in China related to the COVID-19 pandemic.

•
Gaming.   We started to offer game cloud solutions in 2014, when the mobile gaming market was set to take off. We have developed full-stack platform for gaming companies to incubate, test and operate their games in cloud environments. In 2020, we upgraded our solution for cloud gaming, allowing game developers to provide high-quality, unified and equipment-agnostic gaming experience to users, which is the first-of-its-kind industry solution, according to Frost & Sullivan. As of March 31, 2022, our customers included leading gaming companies in China such as Seasun Games, Giant Network, Well-Link, Hero Entertainment and Ourpalm.

•
Financial service.   We started to offer financial service cloud solutions in 2018 as we identified huge cloud demand from the financial service sector. We have pioneered the private deployment of public cloud solutions, which could effectively address the pain points faced by financial institutions amid the evolving regulatory requirements and digital transformation, and allow them to unlock the value of data assets. We have accumulated deep domain expertise and amassed a group of high quality customers in this sector. Our Data Lakehouse platform has been successfully deployed for a large state-owned bank in China. As of March 31, 2022, our customers include 18 out of the top 20 leading Chinese banks.

In addition, we are closely monitoring various end markets with emerging demand for cloud services, and have developed solutions for selected emerging sectors, such as intelligent mobility. Since 2021, we have been providing cloud services to an EV (Electric Vehicle) manufacturer and supporting them in EV development and operation.
Relentless Customer-centric Product Development
Customer-centric research and development.   We stay at the forefront of cloud-native technology development and have built up prominent customer-centric research and development capabilities. To fulfill business needs of customers, we have been promoting seamless collaboration between solution development and service team and research and development team. With first-hand observations of customers’ business,

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we are able to respond and tailor our solutions to address their needs in a timely manner. Leveraging our industry know-how, we also preemptively develop solutions to optimize customer experiences. For example, on top of our big-data middleware, we have developed different data management system suitable for different industries. Our technology platform acts as the foundation for product development and innovation to continuously address the evolving business needs of our customers, enabling us to constantly enhance customer engagement.
Modularized products to drive penetration.   We have established a complete portfolio of modularized products leveraging on our proprietary cutting-edge technologies. By completing lighthouse projects with industry-leading customers, we are able to develop a unified suite of applications with purpose-built industry characteristics, which are interoperable with our product offerings. All of those modularized products can be readily assembled and deployed to serve other customers in the same or adjacent vertical, empowering us on gaining more businesses and market share in the same vertical. For example, we have successfully built a cloud-based healthcare information management system for a provincial digital health project in China. The core modularized products we developed for such project include one cloud infrastructure, one data lake, and four middleware (一雲一湖四中台), which are tailored to the healthcare industry and can function independently or together. Utilizing such core modularized products, we are able to quickly penetrate and provide solution to other customers in the healthcare sector. As a result, we have created a virtuous cycle where more collaborations with leading customers lead to more advanced solutions and lighthouse projects, which lead to further industry penetration, and consistently improved our R&D efficiencies.
Proprietary technologies and strong R&D capabilities.   We have developed a complete portfolio of products based on our proprietary technologies, which could be delivered to our customers as components of our industry solution and ensure they have effective control over those products and eliminate external technology dependencies. The execution of our research and development strategy is backed by our strong and expanding research and development talent pool and continuous investment in research and development. As of March 31, 2022, our research and development team consisted of 1,213 people, and solution development and services team consisted of 7,689 people, in aggregate accounting for 87.1% of our total employees.
Strong Customer Conversion Capabilities and Go-to-market Efficiencies
We adopt a premium customer strategy. We seek to serve leading players in selected verticals in order to establish strong sector presence more efficiently. By completing lighthouse projects with industry-leading customers, we are able to demonstrate our enterprise service and technology capabilities as well as strengthen our brand, which in turn empower us on acquiring more customers within those vertical.
We are dedicated to maintaining a continuous and long-term service coverage for our customers. Such service model enhances the engagement with our customers, and enables us to understand their needs in a timely manner and to identify new business opportunities. With our in-house fulfillment and deployment practice, we are able to identify customers’ needs on real time basis and promote cross selling. As a result, we have fostered a loyal customer base and achieved improving unit economics. Moreover, our customers tend to procure more products and solutions as our offerings are constantly upgraded and extended along with customers’ business developments. Our premium customer focus and cross-selling initiatives have significantly contributed to our go-to-market efficiencies. In 2019, 2020 and 2021, we had a total of 243, 322 and 597 Premium Customers, respectively. For the same periods, our net dollar retention rate of Public Cloud Service Premium Customers was 155%, 146% and 114%, respectively.
Visionary Management Team and Strong Synergies with Our Strategic Shareholders
As one of the first-generation cloud companies in China, our visionary management team with entrepreneurial spirit has been leading us since our establishment, achieving rapid and continued growth of our business. Combining solid technology background with in-depth understanding of industry verticals, our

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management team is relentlessly pursuing innovative solutions to bring greater value to customers. Mr. Wang Yulin, our director and chief executive officer, has over 18 years of internet industry and management experiences.
We also enjoy strong synergies with our strategic shareholders, including Kingsoft Group and Xiaomi. We offer cloud solutions to Kingsoft Group. We are also able to leverage the sales network of Kingsoft Group through cross-selling opportunities. We cooperate with Xiaomi and its ecosystem participants to develop cloud solutions for emerging sectors.
OUR STRATEGIES
Our growth strategies are as follows, which we believe would empower us to further achieve superior growth and a stronger market position:
Strengthen Our Market Position in Strategically Selected Verticals
We will continue to strengthen our leadership position in our strategic verticals through retaining existing customers and attracting new customers. We plan to further enhance our relationship with existing customers by expanding our product offerings and creating cross-selling opportunities. In addition, we intend to offer customers additional solutions along with their business growth to further strengthen customer stickiness and increase our wallet share in existing customers. We also plan to further promote our modularized products and industry-specific solutions to penetrate such verticals and acquire more customers.
Enhance Our Presence in New Verticals and Grow Our Customer Base
We intend to expand our solution offerings to cover more verticals with strong growth potential. We will focus on capturing the massive demand from traditional enterprises and public service organizations in the next growth phase of China’s cloud service market. Leveraging our proven record in more established verticals with scalable cloud spending such as video and gaming, we also plan to further tap into emerging verticals, such as intelligent mobility, and logistics. Meanwhile, we will continue to adopt our premium customer strategy to cover and anchor industry leaders in such new verticals, and further optimize our products and services to meet various industry demands.
Enhance Our End-to-end Solution and In-house Fulfillment and Deployment Capabilities
We are dedicated to continuing to leverage our industry expertise and technological capabilities to offer end-to-end solution. We will further unleash the synergies from the Camelot acquisition by leveraging and integrating its nationwide fulfillment and deployment capacities in China. By adhering to industry-leading standards, we will stay committed to in-house fulfillment and deployment, which we believe would allow us to improve customer satisfaction and retention.
Continue to Invest in Infrastructure and Technology
Infrastructure is fundamental to our cloud platform. Therefore we plan to continue to invest in our extensive infrastructure in order to deliver higher-quality cloud service and enhance the economies of scale. Particularly, we plan to further enhance our infrastructure in first tier cities with more concentrated cloud services demand, as well as to deploy our infrastructure based on the projects of our customers. As a technology-driven cloud company, we aim to increase investment in research and development of cutting-edge technologies such as container and data lake. We also aim to further expand our talent pool of top-notch engineering specialists as well as industry vertical experts.
Capitalize on Scale Advantages and Improve Operational Efficiency
We have been benefiting from economies of scale and we will continue to improve operational efficiency to further unlock the economies of scale. In this regard, we plan to optimize the deployment of our computing, storage and network resources and to further improve the utilization of our infrastructure.

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Enhance Our Collaborations with Business Partners
We will continue to collaborate with business partners, including our strategic shareholders and industry-leading customers to develop vertical solutions with industry best practices, which will help us continue to build up industry know-how and sector knowledge. We also aim to strengthen our relationships with sales partners to retain and expand our customer base across various industries.
OUR PRODUCTS AND SOLUTIONS
Public Service Cloud Solution
Our public service cloud solutions are based on the public cloud architecture and can be easily and quickly deployed. These cloud solutions help public service organizations enhance productivity and efficiency. With capabilities of cloud computing and big data, public service organizations can achieve the goal of data integration, simplifying streamlining processes, improving efficiency, ensuring safety and reducing costs and realizing digital transformation.
The key value we bring includes:
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Digitalization:   Public service organizations are able to connect data across multiple departments, improve work efficiency and enhance security, which ultimately realize digital transformation.

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Reliability:   The cloud platform adopts high-availability technology and security protection system, which can guarantee the stable and uninterrupted operation of the platform.

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Comprehensiveness:   We can provide a series of services from the construction of underlying cloud data center, big data management, big data analytics, etc., which meets the public service organizations’ requirements for critical aspects of cloud platform product functions.

Case study

    Since 2015 we have been providing public cloud solutions to Beijing Public Service Cloud, one of the largest and earliest deployed public sector cloud platforms in China. Beijing Public Service Cloud provides reliable and secure cloud services to various public sector organizations in Beijing. We have been supporting an increasing number of organizations through their platform. As of the Latest Practicable Date, our solutions have supported over 50 public sector organizations in Beijing. Our public service cloud solutions provide high reliability and data security. Our solutions help empower the digitalization and cloud migration of public services.

Healthcare Cloud Solutions
Our healthcare cloud solutions provide high-performance, reliable, secure resources and technologies, and a full portfolio of applications and services for the healthcare industry. We provide cloud services covering hospital operations, medical supervision, medical insurance payment, medical treatment and eldercare relying on our top-level cloud resources, abundant cloud products and excellent cloud service. It features big data analysis service for administrators, health management service for residents, cloud infrastructure for large and medium medical institutions and cloud application service for small and medium medical institutions. We have successfully deployed flagship projects for leading institutions.
The key value we bring includes:
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Digitalization:   Leveraging our comprehensive Picture Archiving & Communication System (“PACS”), we provide solutions of medical image storage, sharing, management, quality control, and related applications. We help healthcare institutions develop a complete medical image ecosystem by leveraging unified data resources, data processing and computing to support unified system

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construction, deployment, and service solutions. We help healthcare institutions and hospitals improve radiology workflow, better manage the storage of images, and realize healthcare interoperability.
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Intelligent and collaborative operation:   We help customers build regional healthcare platforms with unified cloud infrastructure, cloud-native technology for the middle office, big data platforms and medical resource systems. We provide DataOps capability to help the healthcare industry solve data silos, improve collaboration and the automation of data flow, and enhance collaborative synergies among regional healthcare systems.

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Low cost construction and on-demand use:   All the application systems are based on the cloud computing architecture and can be used as needed without heavy assets investment.

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Improving private medical service capability:   The solution represents a cloud upgrade for grassroots information system to provide private medical services and enhance functions such as intelligent assistance and remote medical service, which significantly improves private medical service capability.

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Implementation of hierarchical diagnosis and treatment system:   The solution breaks the information barrier between superior and subordinate medical institutions in the same region, which realizes information interaction and data sharing.

Case study

    For example, during the COVID-19 pandemic, we have successfully built the cloud-based healthcare information management system for a provincial digital health project in China. Leveraging our in-depth industry know-how and technologies, we have developed core modularized products, namely one cloud infrastructure, one data lake, and four middleware (一雲一湖四中台), which are tailored to medical use cases and can function independently or together. The platform has connected major public hospitals, pharmacy chains, community clinics and government agencies, and achieved systematical record of medical data, which then help the organization to increase efficiency of a series of scenarios including public diseases monitoring, consistent chronic condition inpatient and outpatient treatment, pharmaceuticals distribution, and residents EMR maintenance.

Game Cloud Solutions
We started to offer game cloud solutions in 2014, when the mobile gaming market was set to grow exponentially. We have developed a full-stack platform for game companies to incubate, test and operate their games in cloud environments. With our game cloud solutions, our customers are able to provide a seamless experience and direct playability for gamers across all devices. Game cloud solutions enable enterprises to develop advanced and unique games with better in-game user experience, lower response time, as well as lower operational and maintenance costs.
Our game cloud solutions primarily consist of three categories, namely architecture solutions, management solutions and operation solutions. Architecture solutions focus on addressing the users’ needs for computing and storage capabilities. Based on the features of different game genres, we offer customized architecture solutions, such as cloud migration solutions. Management solutions help game companies to efficiently manage the games, covering game updates, maintenance and security. Operation solutions help users to operate and promote games and deliver better experiences to gamers. As of March 31, 2022, we have provided game cloud solutions to leading game companies in China such as Seasun Games, Giant Network, Well-Link, Hero Entertainment and Ourpalm.
The key value we bring includes:
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High concurrency:   Our game cloud solutions can effectively reduce the system requirements and pressure for game servers through large-scale and simultaneous cloud computation, which in turn allows for a large number of concurrent players.

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Low latency:   Developed upon our extensive network infrastructure across the world at large scale, we are able to satisfy game companies’ demands for low latency and enable them to deliver high-speed game experiences.

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Security:   Our game cloud solutions offer various security protections against isolated incidents and security failures to ensure player experience is not affected and to maintain high-availability at all times.

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Failure recovery:   By integrating high-quality EBS, Elastic IP and SLB products, our game cloud solutions enable game companies to easily recover from failures in application or underlying layers within seconds.

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Disaster recovery:   Our game cloud solutions provide multipath BGP and cross-region elastic deployment, eliminating operation risks from failures in any single data center.

Case study

    Well-Link is a leading cloud gaming developer in China. We work with Well-Link to provide cloud solutions to a cloud game which has become a global phenomenon, enabling smooth and rich game experiences to users. For example, leveraging our multi-line and large bandwidth capabilities, we ensured smooth — in-game experience across regions for players, while ensuring graphic quality. Moreover, we offer cloud servers, network and storage products and end-to-end solution for cloud gaming, enabling user interactions across different types of devices and lower the device requirement to run the games.

Financial Service Cloud Solutions
We started to offer financial service cloud solutions in 2018 as we saw huge cloud demand in financial service sector. We have pioneered the private deployment of public cloud technologies, which could effectively address the pain points faced by financial institutions amid the regulatory requirements and digital transformation, and allow them to unleash the value of data assets. For example, our Data Lakehouse platform has been successfully deployed for a large state-owned bank in China. Furthermore, we acquired Camelot in September 2021 to further enhance our financial service cloud solutions. Camelot offers comprehensive and digitalized solutions such as teller or branch systems, anti-money laundering and fraud prevention software services to the financial services industry. The key value we bring includes:
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Digital transformation:   Our customized financial service architecture solutions, by providing high-performance cloud computing service at lower costs, enable financial institutions to achieve digital transformation and migrate to cloud.

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Cloud native benefits:   Our financial service cloud native solutions enable financial institutions to enjoy various benefits brought by cloud technologies, including high security, reliability, availability and flexibility.

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Business innovation:   Our intelligent financial service solutions equip financial institutions with big data analytics capabilities, enabling them to easily and efficiently realize business innovations.

Case study

    We provide a customized data cloud platform to Bank A, a large state-owned bank, to establish a centralized data management platform. By offering massive data integration, processing and analytics capabilities, we address Bank A’s needs for digital transformation. We provide various cloud-based data products to build a one-stop data analytics platform, realizing centralized management and allocation in complex operation environment. We provide data storage of 15 PB for the platform, which is compatible with both structured and unstructured data. We offer efficient task scheduling management, data asset services covering metadata and data lake, enabling Bank A to save underlying server and storage resources. Based on the business needs of Bank A, we help them develop modularized SaaS products for various business scenarios, such as regulatory reporting, auditing and anti-money laundering.

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Other Solutions
Our cloud solutions also cover various other industries, such as intelligent mobility, e-commerce, office automation, and mobile internet in general, among others.
Case study

    Zhihu is a leading online content community in China. We started to provide large-scale cloud native platform since 2019, enabling full cloud migration at IaaS level and partial cloud migration at PaaS level. The cloud native platform helps Zhihu reduce total IT costs and improve resource utilization efficiency. Such large-scale cloud native platform consists of a wide range of cloud storage products, bare metal servers, container services, big data and database products, establishing a massive container cluster, thereby enhancing data processing capabilities of Zhihu. Leveraging cloud native container technologies, the container cluster closely functions with other cloud services, enhancing the elasticity of resources and fast deployment. The high performance cluster is able to support over 4,000 nodes, over 3,000 image concurrency and monitoring response within one second.

Case study

    Shouqi Yueche is a leading online ride hailing platform in China. We started to cooperate with Shouqi in 2020 by offering comprehensive cloud solutions. We provide cloud-native services and help Shouqi establish an IT security system. Our elastic cloud resources help Shouqi to process massive rider hailing orders during peak hours, enabling them to better serve its users.

Revenue Model
Our cloud products and solutions can be deployed as (i) public cloud services, and (ii) enterprise cloud services. Our cloud solutions, both public cloud services and enterprise cloud services, are developed based on the same suite of underlying public cloud technology capabilities covering computing, storage and delivery. At the choice of customers, we offer different deployment methods to cater to their business needs. Our modularized public cloud products are purpose-built to be integrated with industry-specific cloud solutions. We also offer enterprise cloud deployment of our cloud products and solutions, primarily operated on-premise and dedicated to customers. The following diagram illustrates the deployment of our public cloud and enterprise cloud services.

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The following table illustrates details of our cloud services:
Category	Underlying Technology	Revenue Model	Deployment	Key Benefits to Customers
Public cloud services	Both public cloud services and enterprise cloud services, are developed based on the same suite of underlying public cloud technology capabilities.	Subscriptions — based on utilization and duration.	Operated on off-premise infrastructure and can be delivered over the internet. Underlying infrastructure can be shared by any customer.	• Low cost of ownership and maintenance cost • On-demand scalability • High reliability
Enterprise cloud services		Project-based on performance completion.	Operated on on-premise infrastructure. Underlying infrastructure is dedicated to specific customers.	• High control over security and privacy • Compliance with regulatory standards • Customizable to cater specific business needs
Public cloud services are operated on off-premise infrastructure and can be delivered to customers over the Internet. With public cloud deployment, customers do not need to own or maintain the underlying IT infrastructure and can enjoy on-demand cloud resources to meet their business needs. Due to the nature of public cloud services, the underlying infrastructure is shared among different customers, which means that multiple organizations will sometimes be using the same physical server at the same time. Our public cloud solutions cover various verticals, including, among others, video, gaming, intelligent mobility, e-commerce, and mobile internet.
We also offer enterprise cloud services primarily for non-internet enterprises and organizations with high control and customization available from dedicated cloud resources. Due to their complicated operation structure and process, they generally have higher demand for compatibility, reliability, privacy and security in cloud products. With multi-faceted consideration, including regulatory requirements and legacy IT premises, customers from certain traditional sectors tend to demand for dedicated solutions deployed in designated location which they could physically control. In this regard, we offer enterprise cloud services operated on on-premise infrastructure. With increasingly complex business structures and massive data accumulated from daily operations, traditional enterprises and public service organizations require hyper-scale computing and big data capabilities as part of their cloud solutions.
For public cloud services, we generally charge customers based on utilization and duration and offer these customers credit terms. We also offer prepaid subscription packages over a fixed subscription period. For enterprise cloud services, we generally charge customers on a project basis based on performance completion, payment terms of which can range from one to six months, and can vary substantially from customer to customer. We also provide multi-phase project arrangements to meet the demands of our enterprise cloud customers to improve their business digitalization progressively. Under our enterprise cloud services, we also provide digital services to enterprise customers through Camelot, which we acquired in September 2021. In accordance with applicable accounting policies, the Group only has one operating segment as the chief operating decision maker of the Group, who has been identified as the Chief Executive Officer, reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole. For details, see Note 2 to the consolidated financial statements included in our 2021 20-F and Note 2 to the unaudited interim condensed consolidated financial information included in Exhibit 99.2 to the Form 6-K.

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The following table sets forth a breakdown of our revenue by products and services for the periods indicated:
	For the Year Ended December 31,							For the Three Months Ended March 31,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Public cloud services	3,458,843	87.4	5,166,851	78.5	6,159,085	966,495	68.0	1,391,833	76.7	1,380,807	217,817	63.5
Enterprise cloud services	486,308	12.3	1,372,689	20.9	2,897,817	454,731	32.0	420,032	23.2	792,509	125,015	36.5
Others(1)	11,202	0.3	37,767	0.6	3,882	609	0.0	1,667	0.1	493	78	0.0
Total Revenues	3,956,353	100.0	6,577,307	100.0	9,060,784	1,421,835	100.0	1,813,532	100.0	2,173,809	342,910	100.0

Note:
(1)
We recorded insignificant revenues from other miscellaneous services that we provided on an ad hoc basis, which has not been and is not expected to be material to our business.

The following table sets forth the gross billings breakdown for our public cloud services and enterprise cloud services for the periods indicated:
	For the Year Ended December 31,						For the Three Months Ended March 31,
	2019		2020		2021		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Public cloud services
Computing	1,017,515	25.8	1,586,890	24.2	2,103,956	23.6	450,597	26.6	654,606	30.2
Storage	298,314	7.6	285,061	4.3	268,999	3.0	66,977	3.0	65,328	3.0
Delivery	2,137,355	54.2	3,318,413	50.5	3,845,696	43.1	876,027	51.7	699,453	32.2
Enterprise cloud services	489,713	12.4	1,378,811	21.0	2,710,165	30.4	301,317	17.8	751,424	34.6
Total Gross Billings	3,942,897	100.0	6,569,175	100.0	8,928,816	100.0	1,694,918	100.0	2,170,811	100.0
As a result of our continuous business expansion, we have experienced continuous growth in our revenue and gross billings during the Track Record Period.
BUSINESS SUSTAINABILITY AND PATH TO PROFITABILITY
Overview
We achieved sustained business development but were loss-making during the Track Record Period. In 2019, 2020 and 2021, and the three months ended March 31, 2022, we incurred net loss of RMB1,111.2 million, RMB962.2 million, RMB1,591.8 million (US$249.8 million), and RMB554.8 million (US$87.5 million), respectively.
To maintain business sustainability and further achieve profitability, we plan to:
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continue to drive business development and optimize our service mix with an increasing focus on enterprise cloud services, where we see favorable market trends and sustainable growth potential. Our revenue grew at a CAGR of 51.3% from 2019 to 2021, ranking second among major leading cloud

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service providers in China. Our revenue generated from enterprise cloud services amounted to an increasing portion of our total revenues during the Track Record Period, being 12.3% in 2019, 20.9% in 2020, 32.0% in 2021, and 36.5% in the three months ended March 31, 2022;
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effectively manage costs by optimizing modularized products, re-utilizing proven solution components, and better aligning infrastructure resources with our strategic business focuses, which allow us to deliver solutions and services in a more efficient manner. We have significantly improved gross profit, achieving gross profit breakeven in 2019, and achieved gross profit margin of 3.9% in 2021; and

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improve operational efficiency, as we continue to scale our business as an established player in the cloud service market, the major components of our operating expenses, namely staff expenses, generally do not increase proportionately with our revenue growth. We have been dedicated to enhancing our ability to manage and control our operating expenses. Our operating expenses as a percentage of total revenue was 29.1%, 23.8% and 23.9% in 2019, 2020 and 2021, respectively, and we expect that such percentage will continue to decrease in the long term.

Industry Background and Our Profitability Potential
The global cloud service market was pioneered by the U.S. approximately a decade ago. As U.S. experience indicates, (i) cloud service is a proven business model with long and strong growth path, as well as high margin potential; and (ii) cloud business requires significant upfront capital investment, and typically takes many years before turning profitable and further achieving high margins. The Chinese cloud service market, although grew explosively and became the second largest cloud service market following the U.S. in 2018, still has significant potential in terms of overall penetration, maturity, and profitability, as it continues to evolve and develop.
As the largest independent cloud service provider in China, we are uniquely positioned to benefit from such market potential. We have a proven track record of our steady progress on path to profitability and sustainability:
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Leadership position:   We have developed into a leading player in China’s cloud service market, and have consistently ranked as the largest independent cloud service provider in China from 2019 to 2021;

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Growth at scale:   Our growth has consistently outpaced the market. From 2019 to 2021, our growth rates for each of total revenues, public cloud services revenue, as well as enterprise cloud services revenue were higher than the growth rates in the corresponding markets in China during the same period; our revenue grew at a CAGR of 51.3% from 2019 to 2021, ranking second among major leading cloud service providers in China;

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Profitability:   We have significantly improved profitability, achieving gross profit breakeven in 2019, which further increased to 3.9% in 2021. Our operating loss margin narrowed from 28.9% in 2019 to 20.0% in 2021, and net loss margin narrowed from 28.1% in 2019 to 17.6% in 2021; and

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Liquidity:   We have consistently and successfully secured various forms of financing from capital markets, including financial institutions and third-party investors, prudently managed cash flows and maintained strong cash position, proactively optimized business mix for corporate resilience, and prudently and decisively invested in infrastructure and technology for the long run. As of May 31, 2022, we had a total of RMB5,431.3 million cash resources (that include cash and cash equivalents and short-term investments).

While past performance is no indication of our future results, we plan to leverage our proven capability in driving growth and improving efficiency to continue to enhance our financial performance towards long-term profitability by (i) continuing to drive high-quality revenue growth by expanding our premium customer base, (ii) continuing to optimize service mix, (iii) enhancing capability to manage and optimize our costs, and (iv) improving our operational efficiency. Despite these efforts, our future profitability is uncertain and subject to various factors, such as general economic conditions in China, development of China’s cloud service industry, our ability to retain existing customers and acquire new customers, to upgrade our technology,

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infrastructure, products and solutions, to compete effectively and successfully, and to continuously grow revenues in a cost-effective way and improve our operational efficiency. For details, see “Risk Factors — Risks Relating to Our Business and Industry — We have a history of net loss and we may not be able to achieve or subsequently maintain profitability.”
Business Sustainability and Path to Profitability
Continue to Drive Business Development
We intend to continue to drive development through high-quality growth, which will enable us to maintain our leading position in the market, develop sustainably, and ultimately achieve profitability.
Effectively and strategically expanding our premium customer base is crucial to high-quality growth. We implemented a premium customer strategy, focusing on covering and serving leading enterprises in selected verticals and forging long-term relationships with them to establish lasting market presence efficiently. By partnering with such premium customers, our products and solutions are continuously refined to meet their high demands, which in turn, due to the scalability of our cloud products and solutions, enables us to efficiently serve a broader customer base with similar needs.
We have amassed a large, growing and loyal premium customer base. In 2019, 2020 and 2021, we had a total of 243, 322 and 597 Premium Customers, and our net dollar retention rate of Public Cloud Service Premium Customers was 155%, 146% and 114%, respectively. We plan to continue to execute our premium customer strategy to cover and anchor vertical leaders, expand our premium customer base through further penetration in selected verticals and entering into new verticals, such as intelligent mobility, explore additional cross-selling and up-selling monetization opportunities to help us scale up our revenues, and further optimize and develop our products and solutions to meet their demands.
Continue to Optimize Service Mix
We will continue to optimize our service mix to maximize our competitive strengths amid evolving market environments, which we believe is key to sustainable development and achieving profitability.
Leveraging our extensive experience in providing enterprise services and strong solution development and implementation capabilities, we have started to, and expect to continue to focus on enterprise cloud services, where we see favorable market trends and strong demands. As compared to public cloud services, enterprise cloud services enjoy the benefit of low capital expenditure requirement for us, as customers are typically responsible for the costs of underlying equipment and cloud resources, such as IDC services and servers.
Our effort to optimize service mix is evidenced by the rapid growth of our enterprise cloud services. Revenue generated from enterprise cloud services amounted to an increasing portion of our total revenues during the Track Record Period, being 12.3% in 2019, 20.9% in 2020, 32.0% in 2021 and 36.5% in the three months ended March 31, 2022. Going forward, we plan to continue to leaning our focuses and resources on such strategic optimization of service mix.
Effectively Managing and Optimizing Costs
Our ability to manage and optimize our costs is critical to the success of our business and our ability to achieve sustainable profitability. While driving quality-growth and optimizing services mix inherently have positive impacts on our profitability, we also implement specific cost management initiatives. In particular, we are focused on (i) improving our ability to manage our infrastructure resources more efficiently, and (ii) enhancing our cost efficiency in solution deployment and implementation.
Our public cloud service requires upfront procurement of infrastructure resources based on forecasted customer demand. In this regard, we expect to enhance cost efficiency to better match our procurement with

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market demands through effective infrastructure resource planning, robust market analysis, and flexible procurement arrangement.
Moreover, we have developed, and will continue to develop our technology capabilities and infrastructure to provide modularized products and proven solution components that can be readily assembled, re-utilized and deployed to serve a large group of customers with similar demands, thereby achieving scalability and cost efficiency. In addition, following our acquisition and business integration with Camelot, we expect to benefit from its nationwide project execution capacities and resources further improve our cost efficiency in deployment and implementation.
We have a proven record in effective cost control. We have significantly improved gross profit, achieving gross profit breakeven in 2019, and achieved gross profit margin of 3.9% in 2021. Our IDC costs, the largest component of our cost of revenues, as a percentage of our revenues decreased from 72.2% in 2019 to 61.7% in 2020, and further to 56.3% in 2021 and 51.1% in the three months ended March 31, 2022. We expect such trends will generally continue as we scale up.
Improving Operational Efficiency
Operating expenses management and control is important for us to achieve profitability. Thus we intend to further enhance our ability to manage and control our operating expenses.
Our operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. We intend to efficiently align such expenses with our business strategic priorities. In addition, the major component of our operating expenses, namely staff expenses, generally does not increase proportionately with our revenue growth.
Our operating expenses as a percentage of total revenue was 29.1%, 23.8%, 23.9% and 28.2% in 2019, 2020 and 2021, and the three months ended March 31, 2022, respectively. As a result of our continuous business expansion, we expect our operating expenses to increase in absolute amount but decrease as a percentage of total revenue in the long term.
Working Capital Sufficiency
We have been applying a variety of methods to manage our working capital. We usually grant a credit term ranging from 30 to 180 days to our customers. We maintain strict control over our outstanding receivables and our overdue balances are regularly reviewed by our senior management. Meanwhile, we manage and negotiate flexible credit terms with our suppliers to improve our cash position. For most of our suppliers, the credit terms offered to us range from 30 days to 180 days. For details, see “Financial Information — Discussion of Selected Items from the Consolidated Balance Sheets — Accounts Receivable, net of allowance” and “Financial Information — Discussion of Selected Items from the Consolidated Balance Sheets — Accounts Payable.” We expect that our working capital management will be further improved considering that (i) as we scale up, we expect to have stronger bargaining power against our suppliers and are thus able to obtain more favorable credit terms, and (ii) as we build trust with our customers and gain more bargaining power as our business develops, we are able to negotiate for shorter credit terms with our customers.
We also proactively review and adjust our cash management policy and working capital needs according to general economic conditions and our near term business plans. Taking into account (i) the financial resources available to us, including a total of RMB5,431.3 million cash resources as of May 31, 2022 (that include cash and cash equivalents and short-term investments), (ii) the portion of the estimated [REDACTED] from the [REDACTED] expected to be used for working capital and general corporate purposes, (iii) currently available financing facilities of RMB333.1 million as of May 31, 2022, and our ability to obtain additional financing facilities from both banks and strategic shareholders, and (iv) our plans to continue to enhance our financial performance as discussed above, our Directors believe that we have sufficient working capital for our present requirements and for the next 12 months from the date of this Document.

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CUSTOMERS AND CUSTOMER SUPPORT
Customers
We primarily focus on providing high-quality enterprise-grade cloud products and solutions to enterprises and public service organizations. Our platform has gathered a broad and diverse customer base, which has expanded rapidly since our inception. As of December 31, 2021, we had 7,951 customers across a wide array of industry verticals, such as video, public service, healthcare, gaming and financial service, among others. The total number of our Premium Customers increased from 243 in 2019 to 322 in 2020, and further to 597 in 2021.
We strategically focus on cooperating with industry leaders to complete lighthouse projects to demonstrate our technological capabilities and the advantages of our cloud products and solutions. As a result, we have generated a substantial portion of our revenues from large customers. Our total revenues generated from Premium Customers contributed 97.4%, 98.1% and 98.2% of our total revenues in 2019, 2020 and 2021, respectively.
We have generated a highly loyal customer base. Our platform offers a wide spectrum of cloud products and we focus on capturing cross-selling opportunities. In 2019, 2020 and 2021, our net dollar retention rate of Public Cloud Service Premium Customers was 155%, 146% and 114%, respectively.
We have been diversifying our customer base through further penetration in selected verticals and entering into new verticals. Our top five customers in aggregate accounted for 65.7%, 61.5%, 50.5% and 48.2% of our total revenues in 2019, 2020 and 2021 and the three months ended March 31, 2022, respectively. Our largest customer in each year during the Track Record Period accounted for proximately 30.9%, 28.1%, 21.9% and 17.9% of our total revenue for 2019, 2020 and 2021 and the three months ended March 31, 2022, respectively.

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The following tables set forth a summary of our five largest customers for the periods indicated.
Five Largest Customers for the Year Ended December 31, 2019	Background	Objects of Transaction	Year of Commencement of Relationship with the Group	Transaction Amounts	Percentage Contribution to the Group’s Total Revenue
				(RMB’000)
Customer A	An Internet company	Public cloud services	2016	1,222,723	30.9%
Xiaomi	An Internet company	Public cloud services	2012	570,551	14.4%
Customer B	An Internet company	Public cloud services	2015	461,927	11.7%
Customer C	An Internet company	Public cloud services	2017	234,755	5.9%
Kingsoft Group	A software technology company	Public cloud services	2014	109,177	2.8%
Five Largest Customers for the Year Ended December 31, 2020	Background	Objects of Transaction	Year of Commencement of Relationship with the Group	Transaction Amounts	Percentage Contribution to the Group’s Total Revenue
				(RMB’000)
Customer A	An Internet company	Public cloud services	2016	1,851,315	28.1%
Customer B	An Internet company	Public cloud services	2015	987,773	15.0%
Xiaomi	An Internet company	Public cloud services	2012	655,247	10.0%
Customer C	An Internet company	Public cloud services	2017	302,206	4.6%
Customer D	An electronic products manufacturer	Public cloud services	2019	249,704	3.8%
Five Largest Customers for the Year Ended December 31, 2021	Background	Objects of Transaction	Year of Commencement of Relationship with the Group	Transaction Amounts	Percentage Contribution to the Group’s Total Revenue
				(RMB’000)
Customer A	An Internet company	Public cloud services; enterprise cloud services	2016	1,983,204	21.9%
Customer B	An Internet company	Public cloud services; enterprise cloud services	2015	1,186,105	13.1%
Xiaomi	An Internet company	Public cloud services; enterprise cloud services	2012	772,454	8.5%
Customer C	An Internet company	Public cloud services	2017	352,860	3.9%
Customer D	An electronic products manufacturer	Public cloud services	2019	281,365	3.1%
Five Largest Customers for the Three Months Ended March 31, 2022	Background	Objects of Transaction	Year of Commencement of Relationship with the Group	Transaction Amounts	Percentage Contribution to the Group’s Total Revenue
				(RMB’000)
Customer A	An Internet company	Public cloud services; enterprise cloud services	2016	389,815	17.9%
Xiaomi	An Internet company	Public cloud services; enterprise cloud services	2012	236,016	10.9%
Customer B	An Internet company	Public cloud services; enterprise cloud services	2015	194,889	9.0%
Customer E	An Internet company	Enterprise cloud services	2017	150,486	6.9%
Customer D	An electronic products manufacturer	Public cloud services	2019	75,745	3.5%

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Xiaomi was one of our five largest customers for each of the years ended December 31, 2019, 2020, 2021 and the three months ended March 31, 2022, and Kingsoft Group was one of our five largest customers for the year ended December 31, 2019. Except as disclosed above, to the best of our knowledge, during the Track Record Period and up to the Latest Practicable Date, our customers were Independent Third Parties. Except as disclosed above, as of the Latest Practicable Date, none of our Directors, their associates or any of our shareholders (who or which to the knowledge of the Directors owned more than 5% of our issued share capital) had any interest in any of our five largest customers.
We generally enter into annual contracts with our public cloud service customers. For our enterprise cloud service customers, we enter into service contracts on a project basis. Pursuant to our template agreements with customers, we typically offer credit terms ranging from one to six months. For public cloud customers, we also offer prepaid subscription packages over a fixed subscription period. For enterprise cloud customers, we also provide multi-phase project arrangements to meet their demands. Customers shall use our products and services appropriately and in compliance with all applicable laws and regulations. We do not involve in the development or operation in our customers’ product and services. Our customers shall be responsible for the compliance, including the legal collection and use of personal information of its product and services. We retain all our intellectual property rights with respect to our products.
End-to-end Fulfillment and Deployment
We have inherited the “To-B service DNA” from Kingsoft Group, the widely trusted leading software franchise in China, and are devoted to serving enterprise customers and empowering them with cloud technologies. We have benefited from Kingsoft Group’s over 30 years of experience in providing enterprise services. With our customer-centric service philosophy, we always prioritize the needs of our customers and strive to provide an exceptional experience to them. As a result, our brand has received broad recognition in China.
We have built an experienced team that is knowledgeable about both technology advancements and pain points faced by participants in relevant industry verticals, allowing us to provide products and solutions that directly address the needs of our customers.
We value each customer and provide best-in-class customer services and support covering the entire cloud migration process, which is executed by our in-house professionals to optimize service efficiency and to enhance our control over service quality. We have built our in-house team to deliver end-to-end services, covering all of the mission-critical tasks including planning, solution development, fulfillment and deployment, as well as ongoing maintenance and upgrade.
For example, for each enterprise cloud project, we provide dedicated services to customers with our in-depth industry insights. At project initiation, our specialized industry team performs in-depth analysis on customers’ business needs and designs tailored solutions accordingly. Our product expertise and industry know-how are embedded in our solutions, empowering customers to easily integrate cloud resources and technologies with their business system. During the fulfillment and deployment process, we offer customers seamless cloud migration services. We have established 13 strategically located deployment centers with deployment team who are experienced with deployment and equipped with our product expertise and industry know-how. After delivery, we have regular client reviews to constantly improve our services. In particular, for our Premium Customers, we also have a technical support team on demand 24×7 who respond to customer inquiries within 90 seconds.
As compared to in-house deployment, building projects with external third parties has to involve different practices, require integrations across their fragmented offerings to form a complete workflow, which creates friction costs. In addition, inconsistency across different teams’ expertise and unclear accountability may result into deteriorated quality of fulfillment and deployment. Compared to outsourcing certain stages of project deployment to external vendors, we directly work on the entire process of cloud migration projects, aiming to making consistent and best-in-class fulfillment and deployment. We believe our in-house fulfillment and deployment can bring various benefits to our customers:

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Consistency and quality service throughout the process.   Our internal team is deeply engaged in the entire cloud migration process. We design customer-tailored solution in upfront planning, and continue to maintain direct control over the fulfillment, deployment and configuration, ensuing consistency and quality.

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Trusted service provider.   As we directly work on the cloud migration projects, we build up client trust through timely response and superior engagement, avoiding potential risks arising from coordination among different third-party vendors.

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High efficiency and certainty.   By equipping our localized deployment team with leading product capabilities, we are able to achieve great efficiency and certainty in fulfill customers’ requests, even in the challenging pandemic environment.

Moreover, by integrating Camelot’s nationwide project execution capacities and resources across China, including Beijing, Anhui, Jiangsu, Hubei, among others, we are able to further enhance our communications with customers to better understand their business needs. As a result, we are able to further accelerate and enhance the implementation of enterprise cloud service projects with lower costs, improved efficiency, and higher value.
SUPPLIERS AND PROCUREMENT
Our suppliers primarily consist of IDC operators, telecommunication operators and server providers. Our top five suppliers in aggregate accounted for 31.8%, 28.1%, 22.0% and 22.4% of our total purchases in 2019, 2020 and 2021 and the three months ended March 31, 2022, respectively. Our largest supplier in each year during the Track Record Period accounted for proximately 10.0%, 9.3%, 8.5% and 8.1% of our total purchases for 2019, 2020 and 2021 and the three months ended March 31, 2022, respectively.
The following tables set forth a summary of our five largest suppliers for the periods indicated.
Five Largest Suppliers for the Year Ended December 31, 2019	Background	Products Purchased	Year of Commencement of Relationship with the Group	Transaction Amounts	Percentage Contribution to the Group’s Total Purchases*
				(RMB’000)
Supplier A	An telecommunication operator	IDC services	2014	463,347	10.0%
Supplier B	A technology company	Server and equipment	2018	278,974	6.0%
Supplier C	A technology company	Server and equipment	2016	272,097	5.9%
Supplier D	An telecommunication operator	IDC services	2014	234,349	5.1%
Supplier E	An telecommunication operator	IDC services	2014	224,158	4.8%
Five Largest Suppliers for the Year Ended December 31, 2020	Background	Products Purchased	Year of Commencement of Relationship with the Group	Transaction Amounts	Percentage Contribution to the Group’s Total Purchases*
				(RMB’000)
Supplier A	An telecommunication operator	IDC services	2014	606,777	9.3%
Supplier E	An telecommunication operator	IDC services	2014	597,242	9.2%
Supplier D	An telecommunication operator	IDC services	2014	288,017	4.4%
Supplier B	A technology company	Server and equipment	2018	196,035	3.0%
Supplier F	A technology company	Server and equipment	2014	140,888	2.2%

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Five Largest Suppliers for the Year Ended December 31, 2021	Background	Products Purchased	Year of Commencement of Relationship with the Group	Transaction Amounts	Percentage Contribution to the Group’s Total Purchases*
				(RMB’000)
Supplier E	An telecommunication operator	IDC services	2014	769,721	8.5%
Supplier A	An telecommunication operator	IDC services	2014	646,645	7.1%
Supplier D	An telecommunication operator	IDC services	2014	240,167	2.6%
Supplier G	A technology company	Server and equipment	2017	204,086	2.2%
Supplier H	A technology company	Server and equipment	2018	146,162	1.6%
Five Largest Suppliers for the Three Months Ended March 31, 2022	Background	Products Purchased	Year of Commencement of Relationship with the Group	Transaction Amounts	Percentage Contribution to the Group’s Total Purchases*
				(RMB’000)
Supplier E	An telecommunication operator	IDC services	2014	174,447	8.1%
Supplier A	An telecommunication operator	IDC services	2014	138,184	6.4%
Supplier H	A technology company	Server and equipment	2018	68,901	3.2%
Supplier I	A technology company	Purchase of technology components, fulfillment services	2021	53,045	2.5%
Supplier D	An telecommunication operator	IDC services	2014	47,762	2.2%

Note:
*
The amount of total purchase contains the addition of fixed asset and construction in progress and cost of revenue excluding depreciation and amortization costs.

During the Track Record Period, we have not experienced any significant fluctuation in prices set by our suppliers, material breach of contract on the part of our suppliers, delay in delivery of our orders from our suppliers.
As of the Latest Practicable Date, none of our Directors, their associates or any of our shareholders (who or which to the knowledge of the Directors owned more than 5% of our issued share capital) had any interest in any of our five largest suppliers.
INTELLECTUAL PROPERTY
We develop and protect our intellectual property portfolio by registering our patents, trademarks, copyrights and domain names. We have also adopted a comprehensive set of internal rules for intellectual property management. These guidelines set the obligations of our employees and create a reporting mechanism in connection with our intellectual property protection. We have entered into standard employee agreements and confidentiality and non-compete agreements with our full-time R&D staffs, which provide that the intellectual property created by them in connection with their employment with us is our intellectual property.
As of March 31, 2022, we have registered 474 patents, 620 trademarks, 372 copyrights, and 129 domain names in China and overseas. We have obtained the license from Kingsoft to use its “金山雲”and “Kingsoft Cloud” trademarks. We have also obtained the license from Kingsoft Group to use some of its registered patents during their terms of registration. We intend to vigorously protect our technology and proprietary

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rights, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. See “Risk Factors — Risks Relating to Our Business and Industry — We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.”
Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.
During the Track Record Period and up to the Latest Practicable Date, we did not have any material disputes or any other pending legal proceedings of intellectual property rights with third parties.
EMPLOYEES
We had 10,221 employees as of March 31, 2022, most of whom were located in China, and the rest were located overseas. The following table sets forth a breakdown of our employees by function as of March 31, 2022.
Function	Number of Employees	Percentage (%)
Research and development	1,213	11.9
Sales and marketing	510	5.0
General and administrative	809	7.9
Solution development and services	7,689	75.2
Total	10,221	100.0
Our success depends on our ability to attract, retain and motivate qualified personnel, and we believe that our high-quality talent pool is one of the core strengths of our company. We adopt high standards and strict procedures in our recruitment, including campus recruitment, online recruitment, internal recommendation and recruitment through executive search, to satisfy our demands for different types of talents.
We provide regular and specialized training tailored to the needs of our employees in different departments. Our employees can also improve their skills through our development of solutions for our customers and mutual learning among colleagues. New employees will receive pre-job training and general training.
We offer competitive compensations for our employees. Besides, we regularly evaluate the performance of our employees and reward those who perform well with higher compensations or promotion.
As required by PRC laws and regulations, we participate in various employee social security schemes organized by municipal and provincial government, including pension, maternity insurance, unemployment insurance, work-related injury insurance, health insurance and housing provident fund. We are required under PRC laws and regulations to make contributions to employee social security schemes at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

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We enter into standard contracts and agreements regarding confidentiality, intellectual property, employment, commercial ethics and non-competition with all of our executive officers and the vast majority of our employees. These contracts typically include a non-competition provision effective during and up to two years after their employment with us and a confidentiality provision effective during and after their employment with us.
None of our employees are currently represented by labor unions. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations during the Track Record Period.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS
We believe that strong ESG management is essential to the sustainability of our business. In addition to developing advanced cloud technologies, we aim to build and deliver more enabling products and services to all stakeholders. For example, we have been proactively leveraging our technology capabilities to help overcome the challenges of the COVID-19 pandemic by developing countermeasures such as resource management platforms.
The nominating and corporate governance committee of the Board is primarily responsible for overseeing of our ESG initiatives. The compensation committee of the Board is responsible for oversight of human capital matters, and the audit committee of the Board is responsible for oversight of our financial risk and compliance issues. Furthermore, we have establish a risk control committee at management level in 2021 to oversee ESG-related risks.
During the Track Record Period and up to the Latest Practicable Date, we had not been subject to any fines or other penalties due to non-compliance in relation to health, work safety or environment regulations and had not had any incident, or received any claim for personal or property damage made by our employees which had materially and adversely affected our financial condition or business operations.
In May 2022, we issued our ESG report for 2021. The ESG report mainly includes topics of privacy and data security, customer service, technology innovation, talent attraction, development and training, business ethics and anti-corruption, and intellectual rights protection and others.
Technological Innovation
Leveraging our top-notch technology infrastructure resources, we have developed a comprehensive suite of leading cloud computing services, providing solutions to a variety of industries. Adhering to the concept of inventing for good, we are committed to leveraging our technology capabilities to address the needs and challenges of the new generations and promote the well-being of all.
Responsible Operations
We uphold the principles of compliance and integrity in every aspect of our operation. We abide by all applicable laws and regulations in our operations and act by the highest standards. We are dedicated to providing reliable cloud services, safeguarding data security and promoting honest business practices. Our efforts in responsible operations include, among others, the following:
•
We put every effort into protecting user privacy and data security. See “— Data Privacy and Security.”

•
Dedicated to providing cutting-edge cloud products and solutions, intellectual property rights protection is of paramount importance to us. We firmly protect our own innovation achievements and also fully respects that of other parties.

•
We dedicate ourselves to building a fair and transparent working environment and adopt a zero-tolerance attitude towards corruption, bribery and any other unethical behaviors.

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Talent Development
We regard our employees as the most valuable assets for the Company. We respect the fundamental rights entitled to employees, ensure equal opportunities for all employees and job applicants and continually look for ways to further diversify our workforce and strengthen our culture of inclusion.
We wish to grow together with our employees. We provide a range of training programs and incentive mechanisms for employees worldwide, all aiming to help employees improve their all-around capabilities.
We strive to create a warm workplace reflecting our diverse, equal and inclusive culture, with each of our employee bringing their passion and potential to the max, to constantly innovate and reimagine the future. To this end, we put effort in increasing workforce diversity and talents retention.
Environment
We do not operate any production facilities, and thus we are not subject to significant health, workplace safety or environmental risks. Nonetheless, we are committed to innovating products and services that empower businesses in a way that also protects the environment and resources that we share on this planet.
Sustainable Data Center
In line with China’s “dual carbon” goals of “striving to peak carbon dioxide emissions before 2030 and achieve carbon neutrality before 2060”, our data centers are established in a high-efficiency, low-carbon, energy-saving, and renewable way. In addition, we improve energy and resource utilization in the processes of the planning, design, operation, and maintenance of the data center, implementing a green development strategy. We closely monitor the power usage effectiveness, or PUE, of our data centers. PUE is the ratio of total amount of energy used by a computer data center facility to the energy delivered to computing equipment, illustrating how efficiently a data center uses energy. The actual PUE of our data center in Beijing was 1.37 in 2021, lower than its designed PUE of 1.4.
Green Workplace
Our workplace sustainability philosophy centers around resource efficiency and powered by a smart management system. In June 2021, we obtained the ISO14001 for Environmental Management System certification. The Xiaomi Science and Technology Park, where our headquarters are located, was awarded a Two-star Grade Certificate of Green Building Design Label under the Beijing Evaluation Standard for Green Building, and obtained the certification for Leadership in Energy and Environment Design (LEED) Platinum.
Occupational Health and Safety
We continue to invest in health, safety and wellness programs to help employees enjoy a better quality of life and contribute to our success. We strictly abide by applicable laws, regulations and internationally recognized practices in conducting our operation and continue to invest in building a more robust protection system for all our employees. We emphasize the importance of fire safety management in our workplace. We conduct regular safety inspections, fire drills, training and educational campaigns as well as other activities to enhance employees’ safety awareness and emergency response skills.
FACILITIES
We occupy certain properties for non-property activities as defined under Rule 5.01(2) of the Listing Rules. According to section 6(2) of the Companies (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice, this document is exempted from compliance with the requirements of section 342(1)(b) of the Companies (Winding Up and Miscellaneous Provisions) Ordinance in relation to paragraph 34(2) of the Third Schedule to the Companies (Winding Up and Miscellaneous Provisions) Ordinance which requires a valuation report with respect to all our interests in land or buildings, for the reason

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that, as of March 31, 2022, none of the properties leased by us had a carrying amount of 15% or more of our consolidated total assets.
As of the Latest Practicable Date, we leased offices in Beijing and certain other cities where we operate with an aggregate gross floor area of approximately 52,965 square meters. These facilities currently accommodate our management headquarters and data centers, as well as most of our sales and marketing, research and development, and general and administrative activities. We believe that there is sufficient supply of properties in China and other jurisdictions where we operate and we do not rely on the existing leases for our business operations.
For more information about the risks with respect to our leased properties, see “Risk Factors — Risks Relating to Our Business and Industry — We face certain risks relating to the real properties that we lease, which may adversely affect our business.”
LEGAL PROCEEDINGS AND NON-COMPLIANCE
During the Track Record Period and up to the Latest Practicable Date, we had not been involved in any actual or pending legal, arbitration or administrative proceedings (including any bankruptcy or receivership proceedings) that we believe would have a material adverse effect on our business, results of operations, financial condition or reputation.
During the Track Record Period and up to the Latest Practicable Date, we had not been involved in any material non-compliance incidents that have led to fines, enforcement actions, or other penalties that we believe would have a material adverse effect on our business, results of operations, financial condition or reputation.
Failure to Make Full Contributions to Social Insurance and Housing Provident Funds
During the Track Record Period and up to the Latest Practicable Date, we had not made full contributions to the social insurance plan and housing provident fund based on the actual salary level of some of our employees as prescribed by relevant laws and regulations. Pursuant to relevant PRC laws and regulations, the under-contribution of social insurance within a prescribed period may subject us to a daily overdue charge of 0.05% of the delayed payment amount. If such payment is not made within the stipulated period, the competent authority may further impose a fine of one to three times of the overdue amount. Pursuant to relevant PRC laws and regulations, if there is a failure to pay the full amount of housing provident fund as required, the housing provident fund management center may require payment of the outstanding amount within a prescribed period. If the payment is not made within such time limit, an application may be made to the PRC courts for compulsory enforcement. We have made provisions of nil, nil, RMB15.0 million and RMB14.3 million in our consolidated statements of comprehensive profit or loss for the shortfall in our social insurance and housing provident fund contributions for the years ended December 31, 2019, 2020 and 2021 and three months ended March 31, 2022, respectively. See “Risk Factors — Risks Relating to our Business and Industry — Failure to pay the social insurance premium and housing provident funds for and on behalf of our employees in accordance with the Labor Contract Law or comply with other related regulations of the PRC may have an adverse impact on our financial conditions and results of operation.”
As of the Latest Practicable Date, no administrative action or penalty had been imposed by the relevant regulatory authorities with respect to our social insurance and housing provident fund contributions, nor had we received any order to settle the deficit amount. Moreover, as of the Latest Practicable Date, we were not aware of any complaint filed by employees regarding our social security insurance and housing provident fund policy. We undertake to make timely payments for the deficient amount and overdue charges, as soon as requested by the competent government authorities.
Going forward, we will take the following measures to comply with the regulatory requirements. We are in the process of communicating with employees with a view to seeking their understanding and cooperation in complying with the applicable payment base, which also requires additional contributions from our employees. We have enhanced our internal control measures requiring social insurance and housing provident

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fund contributions to be made in compliance with relevant PRC laws and regulations. In addition, we will regularly review and monitor the reporting and contributions of social insurance and housing provident fund and we will consult our PRC legal counsel on a regular basis for advice on relevant PRC laws and regulations to keep us abreast of relevant regulatory developments.
AWARDS AND RECOGNITION
The following table sets forth major awards and recognitions we received as of the Latest Practicable Date.
Award/Recognition	Award Year	Awarding Institution/Authority
Best Edge Computing Platform	2020	APAC CDN Industry Alliance
Gold Award	2020	The Eighth China Information Technology Expo
Top 50 Big Data Enterprises	2020	China Big Data Industry Ecological Alliance
Cloud Gaming Case of the Year – Cloud Gaming Service Platform	2020	5G Cloud Gaming Industry Alliance
Gold Award for VR/AR Innovation	2020	Virtual Reality Industry Alliance
Information Innovation Product	2020	The Internet Economy Magazine
Data Industry Transformation Leader – Leading Enterprise in Edge Computing	2020	Global Internet Data Conference
50 Leading Finance Technology Enterprises	2020	KPMG China
Top 50 VR Enterprises	2021	Virtual Reality Industry Alliance
Top 100 Competitive Software and Information Technology Service Enterprises	2021	China Information Technology Industry Federation
RTC Technology Innovation Award	2021	APAC Content Distribution Conference & CDN Summit
ESG Pioneer – ESG Practice Award of the Year	2021	Shanghai United Media Group
RISK MANAGEMENT AND INTERNAL CONTROL
Information Technology Risk Management
We have established and currently maintain information technology risk management and internal procedures and policies that we consider to be appropriate for our business operations. We are dedicated to continually improving these systems. See “— Data Privacy and Security”in this section for information about our information security procedures and policies.
Human Resource Risk Management
We have established internal control policies covering various aspects of human resource management such as recruiting, training, work ethic and legal compliance. We maintain high standards in recruitment with strict procedures to ensure the quality of new hires and provide specialized training tailored to the needs of our employees in different departments. We also conduct periodic performance reviews for our employees, and their remuneration is performance-based. We monitor the implementation of internal risk management policies on a regular basis to identify, manage and mitigate internal risks in relation to the potential incompliance with our code of conduct, work ethics, and violations of our internal policies or illegal acts.

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We also have in place a code of business conduct and ethics, and FCPA-related policies to safeguard against corruption within our company, providing to our employees the best practices and work ethics as well as our anti-corruption and anti-bribery guidance and measures. In particular, we have adopted an internal code of business conduct and ethics to enhance the professionalism of teams, strengthen the awareness of compliance and integrity, as well as prevent all kinds of violations or improper conducts. Under our firm-wide whistleblowing policy, we make our internal reporting channel open and available for our staff to file complaints or report violations. We will conduct timely investigation and evidence collection after receiving complaints about and reports on violation of the code of integrity.
Financial Reporting Risk Management
We have in place a set of accounting policies and procedures in connection with our financial reporting risk management, such as financial and accounting policies, budget management procedure and financial statement preparation procedure. We have various procedures and IT systems in place to implement accounting policies, and our finance department reviews our management accounts based on such procedures. We also provide regular training to our finance department staff to ensure that they understand our financial management and accounting policies and implement them in our daily operations. Our accounting and financial team is led by Mr. Haijian He, our Chief Financial Officer, who has extensive experience in finance and financial reporting. Our accounting and financial team also consisted with qualified and experienced financial and accounting staff to strengthen our financial reporting capability.
Legal and Compliance Risk Management
Our business is subject to regulation and supervision by national, provincial and local government authorities with regard to our business operations, which may be subject to changes. For further details on the applicable laws and regulations in relation to our business operations, see “Regulations” of this document. We have in place detailed internal procedures to ensure regulatory compliance. Our legal department and government relationship department are responsible for obtaining any requisite governmental pre-approvals or consent, including preparing and submitting all necessary documents for filing with relevant government authorities within the prescribed regulatory timelines and ensuring all necessary application, renewals or filings for trademark, copyright and patent registration have been timely made to the competent authorities.
Internal Control Risk Management
To ensure strict compliance of our business operations with applicable rules and regulations, we have designed and adopted a set of comprehensive internal control policies. We have also established an internal audit department to enhance internal controls and have engaged an independent advisory firm to assist us in assessing the design and effectiveness of our execution of internal controls and in improving our overall internal controls. We continually review our risk management policies and measures to ensure our policies and implementation are effective and sufficient.
Audit Committee Experience and Qualification and Board Oversight
We have established an audit committee to monitor the implementation of our risk management policies across our Company on an ongoing basis to ensure that our internal control system is effective in identifying, managing, and mitigating risks involved in our business operations. For more information about our audit committee, including the professional qualifications and experiences of its members, see “Directors and Senior Management — Corporate Governance.”

CONTRACTUAL ARRANGEMENTS

The following section sets forth updated and supplemental information concerning our contractual arrangements subsequent to our 2021 20-F filed with the SEC on May 2, 2022, and is incorporated by reference into the registration statement on Form F-3 (File No. 333- 260181) filed with the SEC on October 12, 2021.

PRC LAWS AND REGULATIONS RELATING TO FOREIGN OWNERSHIP RESTRICTIONS
Foreign investment activities in the PRC are mainly governed by the Special Administrative Measures (Negative List) for the Access of Foreign Investment (《外商投資准入特別管理措施(負面清單)》) (the “Negative List”) and the Encouraged Industry Catalogue for Foreign Investment (《鼓勵外商投資產業目錄》) (the “Encouraged Catalogue”), which were promulgated and are amended from time to time jointly by the Ministry of Commerce and the NDRC. The Negative List and the Encouraged Catalogue divide industries into three categories in terms of foreign investment, namely, “encouraged”, “restricted” and “prohibited.” Industries not listed under the Negative List and the Encouraged Catalogue are generally deemed as falling into a fourth category “permitted.” The currently effective Negative List is the 2021 Negative List (i.e. Special Administrative Measures for Foreign Investment Access (Negative List 2021) (《外商投資准入特別管理措施(負面清單)(2021年版)》), which became effective on January 1, 2022. See “Regulations — Regulations Related to Foreign Investment” for details.
With a view to complying with the requirements under the Listing Decision LD43-3 to the extent practicable, we underwent reorganization of the holding structure of our onshore subsidiaries and Consolidated Affiliated Entities in preparation for the [REDACTED]. Please refer to “History, Development and Corporate Structure — Restructuring of Our Contractual Arrangements” for further details.
As advised by our PRC Legal Adviser, a summary of our businesses/operations that are subject to foreign investment restriction in accordance with the 2021 Negative List and other applicable PRC laws (the “Restricted Business”) is set out below:
Category	Our business/operations
Value-added telecommunication services
Foreign investment is generally not permitted in the types of value-added telecommunications business that do not fall within China’s commitment to the WTO to open up, which include the internet data center services, internet access services, domestic internet protocol virtual private network services and content delivery network services, except that qualified telecommunication service providers incorporated in Hong Kong or Macau may hold up to 50% equity interest in such entities according to the Mainland and Hong Kong Closer Economic Partnership Agreement or the Mainland and Macao Closer Economic Partnership Agreement, respectively.

As for the value-added telecommunications business falling within China’s commitment to the WTO to open up, according to the 2021 Negative List, the foreign equity interests ownership of entities that engage in value-added telecommunications business (except for e-commerce, domestic multi-party communication, storage and forwarding and call center) must not exceed 50%.

CONTRACTUAL ARRANGEMENTS

Category	Our business/operations

The principal business of Kingsoft Cloud Information and seven other Consolidated Affiliated Entities1 involves provision of a wide range of cloud solutions comprising, among other things, value-added telecommunication services including, without limitation, cloud computing and internet of things (IoT) technologies to governmental bureaus, state-owned telecommunications services providers, their respective contractors and other public sector customers, requiring telecommunication business operation license (the “VAT License(s)”). These entities currently hold or are in the process of applying for VAT Licenses (the “Licensed Entities”). Zhuhai Kingsoft Cloud is the investment holding company of Beijing Kingsoft Cloud Technology that holds VAT Licenses and holds the equity interest of three (3) Licensed Entities and six (6) Project Entities (defined below). As the Group gradually expands its business in cloud services provision, the Company is expected to procure Zhuhai Kingsoft Cloud applying for relevant prohibited licenses and/or restrictive licenses.

The Group is currently engaged by certain public sector customers, who are government units or state-owned enterprise, or their respective contractors under government directives (the “Public Project Customers”), for local “smart city” projects to enhance productivity and efficiency of telecommunication infrastructure of local counties, cities and/or provinces, through the incorporation of, among others, cloud computing and internet of things (IoT) technologies with on-premise deployment on local infrastructure (the “Smart City Projects”). The Public Project Customers of the Smart City Projects from time to time source from the Group certain services (e.g., equipment supply, project management and maintenance services) ancillary to the cloud services (the “Project and Ancillary Services” or “Unrestricted Business”, together with the Restricted Business, the “Relevant Businesses”) to be provided by the Consolidated Affiliated Entities as set out below (the “Project Entities”).
While the provision of Project and Ancillary Services do not require VAT Licenses, the Project Entities are included in the Contractual Arrangements as such services are inseparable from the supply of cloud services, which are subject to foreign investment restriction, given that the Project and Ancillary Services involve certain public data such that the Public Project Customers considered not suitable for involving entities with foreign ownership. As confirmed by the Public Project Customers, the Project and Ancillary Services must be provided by PRC domestic companies incorporated in local administrative district without foreign investment, either by (i) wholly owned subsidiary(ies) of the Licensed Entities holding the relevant VAT License, or (ii) a joint venture that is majority owned by such Licensed Entities directly or indirectly and minority owned by local partners designated by the Public Project Customers (the “Engagement Conditions”). To the best of the knowledge of the Directors, such conditions of engagement are widely common across public sector engagements. It is likely that the Group will no longer be able to (a) maintain the business relationship with the Public Project Customers and/or (b) enter into new business contracts with the Public Project Customers if the Project Entities were transferred out of the Contractual Arrangement, which will be highly detrimental to the Group’s business operations.

1
These entities include: Kingsoft Cloud Network, Nanjing Qianyi, Kingsoft Cloud Tianjin, Shanghai Jinxun Ruibo, Beijing Jinxun Ruibo, Wuhan Kingsoft Cloud and Kingsoft Cloud (Shenzhen) Edge Computing Technology Co., Ltd. (金山雲(深圳)邊緣計算科技有限公司) (formerly known as Shenzhen Yunfan Jiasu Technology Co., Ltd. (深圳市雲帆加速科技有限公司)) (“Shenzhen Yunfan”).

CONTRACTUAL ARRANGEMENTS

The revenue contribution of the Project Entities for the year ended December 31, 2021 accounted for less than 5% of those of the Group, while the assets contribution of the Project Entities as at December 31, 2021 also accounted for less than 5% of those of the Group.
In order to adhere to the “narrowly tailored” principle under HKEX-LD43-3 to the extent practicable, the Company has undertaken to the Stock Exchange that, it will implement adequate safeguards and internal review procedures to (i) undertake new projects with new or existing Public Project Customers on terms that will enable the Group to provide the Project and Ancillary Services through WFOEs of the Group unless there are Engagement Conditions imposed by the Public Project Customers, and (ii) ensure that the Project and Ancillary Services that may be provided to new or existing Public Project Customers by entities within the Contractual Arrangements will not be material to the Group in terms of assets and revenue contribution after the Proposed [REDACTED] and in any event not exceeding 5% of the Group in annual revenue and total asset on an ongoing basis after the [REDACTED].
Taking into account the inseparable nature of the Project and Ancillary Services and the material adverse impact from transferring the Project Entities out of the Contractual Arrangements, the immateriality of the Unrestricted Business conducted by the Project Entities, and the undertaking mentioned above, we are of the view that Contractual Arrangements for the Project Entities are narrowly tailored.
Requirements under the FITE Regulations
On December 11, 2001, the State Council promulgated the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (《外商投資電信企業管理規定》), which were most recently amended and took effect from May 1, 2022 (the “2022 FITE Regulations”). The 2022 FITE Regulations removed the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise for having a good track record and operational experience in the value-added telecommunications industry as stipulated in the previous version (the “Qualification Requirements”). The 2022 FITE Regulations were newly amended and currently lack clear, specific and updated guidance thereunder for foreign-invested enterprises to apply for the value-added telecommunication business operation license. It remains uncertain whether the PRC government authorities will further issue detailed implementation rules for the 2022 FITE Regulations and impose additional requirements for foreign investors that invest in a company providing value-added telecommunication services in China in practice.
In March 2022, the respective PRC legal advisers of the Company and the Joint Sponsors conducted a verbal consultation with Beijing Communications Administration, during which the officer of Beijing Communications Administration confirmed that, as of the date of this interview, (i) none of the applicable PRC laws, regulations or rules provides clear guidance or interpretation on the Qualification Requirements and that whether the Qualification Requirements can be met is subject to a substantive examination and discretion by the MIIT on a case-by-case basis, (ii) the applications for VAT Licenses by a sino-foreign equity joint venture or wholly-owned foreign investment entity invested by our Company or other overseas group entities will be unlikely to be approved under the circumstances as of the date of this interview due to our lack of the relevant experience to satisfy the Qualification Requirements under the applicable PRC laws, regulations and rules. Our PRC Legal Adviser has confirmed that the authority being interviewed and consulted is the competent regulatory authority to provide such confirmation.
Narrowly Tailored Contractual Arrangements
In light of the above, we believe that the Contractual Arrangements are narrowly tailored to minimize the potential conflict with relevant PRC laws and regulations and to enable the Group to combine the financial results of our Consolidated Affiliated Entities which are engaged in the operation of the Relevant Businesses.
We will make periodic inquiries with relevant PRC authorities to understand any new regulatory development and will unwind and terminate the Contractual Arrangements wholly or partially once our businesses are no longer restricted from foreign investment to the extent permissible under PRC Laws.

CONTRACTUAL ARRANGEMENTS

OUR CONTRACTUAL ARRANGEMENTS
Overview
The Consolidated Affiliated Entities were established under the PRC laws. As described above, investment in certain areas of the industries in which we currently operate and may operate are subject to restrictions under current PRC laws and regulations. After consultation with our PRC Legal Adviser, we determined that it was not viable for our Company to hold the Consolidated Affiliated Entities directly through equity ownership. Instead, we decided that, in line with common practice in the PRC for industries subject to foreign investment restrictions, we would gain effective control over, and receive substantially all the economic benefits generated by the businesses currently operated by our Consolidated Affiliated Entities through the Contractual Arrangements between the WFOEs, on the one hand, and our Consolidated Affiliated Entities and the Registered Shareholders, on the other hand.
In order to comply with the relevant PRC laws and regulations described above, while availing ourselves of international capital markets and maintaining effective control over all of our operations, our Company gained control over (i) Kingsoft Cloud Information and its subsidiaries by entering into a series of contractual arrangements through Beijing Yunxiang Zhisheng with Kingsoft Cloud Information and its registered shareholders; and (ii) Zhuhai Kingsoft Cloud and its subsidiaries by entering into a series of contractual arrangements through Beijing Kingsoft Cloud with Zhuhai Kingsoft Cloud and its registered shareholders. The Contractual Arrangements currently in effect were amended and restated, whereby the Company acquired effective control over the financial and operational policies of the Consolidated Affiliated Entities and have become entitled to substantially all the economic benefits derived from their operations. As a result, we do not directly own any controlling stake in our Consolidated Affiliated Entities.
Our Directors believe that the Contractual Arrangements are fair and reasonable because: (i) the Contractual Arrangements were freely negotiated and entered into between the WFOEs and our Consolidated Affiliated Entities on arm’s length basis; (ii) by entering into the exclusive consultation and technical service agreements with the WFOEs, being subsidiaries of our Company, our Consolidated Affiliated Entities will enjoy better economic and technical support from us, as well as a better market reputation after [REDACTED]; and (iii) a number of other companies in the same or similar industries in which we operate use similar arrangements to accomplish the same purpose. The Contractual Arrangements, through which we are able to exercise control over and derive the economic benefits from our Consolidated Affiliated Entities, have been narrowly tailored to achieve our business purpose and minimize the potential for conflict with relevant PRC laws and regulations to the maximum extent.
The revenue contribution of the Consolidated Affiliated Entities to our Group, taking into account all of their businesses with or without foreign investment restrictions under PRC laws, amounted to RMB3,882.4 million, RMB6,377.2 million, RMB7,972.1 million, RMB1,453.0 million, representing approximately 98.1%, 97.0%, 88.0% and 66.8% of the total revenue of our Group for the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2022, respectively.
Contractual Arrangements
The following simplified diagram illustrates the flow of economic benefits from our Consolidated Affiliated Entities to our Group under the Contractual Arrangements:

CONTRACTUAL ARRANGEMENTS

Notes:
(1)
The WFOEs refer to Beijing Kingsoft Cloud and Yunxiang Zhisheng.

(2)
The VIEs refer to Zhuhai Kingsoft Cloud and Kingsoft Cloud Information. Each of Nanjing Qianyi, Kingsoft Cloud Tianjin and Shanghai Jinxun Ruibo is a subsidiary of Kingsoft Cloud Network, which is wholly owned by Zhuhai Kingsoft Cloud. Each of Chibi Kingsoft Cloud Network Technology Co., Ltd.* (赤壁金山雲網絡技術有限公司), one of the Project Entities, and Shenzhen Yunfan is a subsidiary of Wuhan Kingsoft Cloud, which is indirectly wholly owned by Kingsoft Cloud Information through Beijing Jinxun Ruibo. Each of the remaining Project Entities, including Rizhao Kingsoft Cloud Network Technology Co., Ltd.* (日照金山雲網絡技術有限公司), Kingsoft Cloud Network Technology (Jiangsu) Co., Ltd.* (金山雲網絡技術(江蘇)有限公司), Kingsoft Cloud (Qingyang) Data Information Technology Co., Ltd*. (金山雲(慶陽)數據信息科技有限公司), Kingsoft Cloud Intelligent City Technology (Guizhou) Co., Ltd.* (金山雲智慧城市科技(貴州)有限公司) and Kingsoft Cloud Perception City Technology (Anhui) Co., Ltd.* (金山雲感知城市科技(安徽)有限公司) and its subsidiary Changjiang Digital Technology (Anhui) Co., Ltd.* (長江數字科技(安徽)有限公司), is a subsidiary of Kingsoft Cloud Network, which is wholly owned by Zhuhai Kingsoft Cloud.

(3)
Zhuhai Kingsoft Cloud is held as to 79.60% and 20.40% by Beijing Digital Entertainment* (北京金山數字娛樂科技有限公司) and Ms. Qiu Weiqin, respectively, as registered shareholders. Kingsoft Cloud Information is held as to 80% and 20% by Ms. Qiu Weiqin and Mr. Wang Yulin, our executive Director and Chief Executive Officer, respectively, as registered shareholders.

(4)
“  ” denotes direct legal and beneficial ownership in the equity interest.

(5)
“  ” denotes contractual relationship.

(6)
“  ” denotes the control by WFOEs over the registered shareholders and our Consolidated Affiliated Entities through (i) powers of attorney to exercise all shareholders’ rights in the Consolidated Affiliated Entities; (ii) exclusive call options to acquire all or part of the equity interests and/or assets in the Consolidated Affiliated Entities; and (iii) equity interest pledges over the equity interests in the Consolidated Affiliated Entities.

Circumstances under which we will unwind the Contractual Arrangements
We will directly hold the maximum percentage of ownership interests permissible under relevant PRC laws and regulations if the relevant government authority grants relevant value-added telecommunication business operation license to Sino-foreign equity joint ventures or wholly-owned foreign investment entities in practice under relevant PRC laws and regulations.
Summary of the material terms of the Contractual Arrangements
Exclusive Consultation and Technical Service Agreement
Under the exclusive consultation and technical service agreement dated November 9, 2012, as amended and supplemented on November 29, 2019, Beijing Kingsoft Cloud has agreed to exclusively provide the following services (among others) to Zhuhai Kingsoft Cloud:
•
the licensing of software, copyrights and know-how legally owned by Beijing Kingsoft Cloud;

•
the provision of comprehensive consultancy services related to business operation, management and technology;

•
the development, maintenance and updates of hardware and database;

CONTRACTUAL ARRANGEMENTS

•
the development of application software and related operational support and updates;

•
the provision of technical training for employees;

•
the collection and research of technical information; and

•
the provision of other related services as required by Zhuhai Kingsoft Cloud from time to time.

Zhuhai Kingsoft Cloud has agreed to annually pay service fees equal to 100% of its revenues for the year deducting costs in the same period as agreed by both parties, and pay service fees for certain services as required by Zhuhai Kingsoft Cloud from time to time. The service fees are adjustable at the sole discretion of Beijing Kingsoft Cloud. The exclusive consultation and technical service agreement shall remain effective for 20 years from November 9, 2012 unless expressly provided otherwise or Beijing Kingsoft Cloud unilaterally decides to terminate the exclusive consultation and technical service agreement. Beijing Kingsoft Cloud can unilaterally renew this agreement for a further period determined by itself.
On July 18, 2018, Kingsoft Cloud Information and Yunxiang Zhisheng entered into an exclusive consultation and technical service agreement, which was later amended and supplemented on November 29, 2019 and July 15, 2022 and contains terms substantially similar to the exclusive consultation and technical service agreement described above.
Loan Agreements
On November 9, 2012 and June 20, 2014, Ms. Qiu Weiqin and Beijing Kingsoft Cloud entered into loan agreements, as amended and supplemented on November 29, 2019 and July 15, 2022, under which Beijing Kingsoft Cloud agreed to provide Ms. Qiu Weiqin interest-free loans. Under these loan agreements, the loans shall be repaid by transferring Ms. Qiu Weiqin’s equity interest in Zhuhai Kingsoft Cloud to Beijing Kingsoft Cloud or its designee.
On July 18, 2018, Mr. Wang Yulin and Ms. Qiu Weiqin entered into a loan agreement with Yunxiang Zhisheng, under which Yunxiang Zhisheng agreed to provide Mr. Wang Yulin and Ms. Qiu Weiqin an interest-free loan. This agreement was later amended and supplemented on November 29, 2019 and July 15, 2022, and contains terms substantially similar to the loan agreements described above.
Equity Pledge Agreement
Each of Ms. Qiu Weiqin and Beijing Digital Entertainment, the shareholders of Zhuhai Kingsoft Cloud, has entered into an equity pledge agreement with Beijing Kingsoft Cloud and Zhuhai Kingsoft Cloud on June 20, 2014, which was later amended and supplemented on July 15, 2022. Under the equity pledge agreement, Ms. Qiu Weiqin and Kingsoft Digital pledged their respective equity interest in Zhuhai Kingsoft Cloud to Beijing Kingsoft Cloud to secure obligations under the applicable loan agreements, exclusive purchase option agreement, shareholder voting right trust agreement, and exclusive consultation and technical service agreement. Ms. Qiu Weiqin and Kingsoft Digital further agreed not to transfer or pledge their equity interest in Zhuhai Kingsoft Cloud without the prior written consent of Beijing Kingsoft Cloud. The equity pledge agreement will remain binding until the pledgers, Ms. Qiu Weiqin and Kingsoft Digital, as the case may be, discharge all of their obligations under the above-mentioned agreements. As of the date of this Document, the equity pledges under the equity pledge agreement have been registered with the competent PRC regulatory authority.
On July 18, 2018, Mr. Wang Yulin and Ms. Qiu Weiqin entered into an equity pledge agreement with Yunxiang Zhisheng and Kingsoft Cloud Information, which was amended and supplemented on July 15, 2022, and contains terms substantially similar to the equity pledge agreement described above. As of the date of this Document, the equity pledges under the equity pledge agreement dated July 18, 2018 have been registered with the competent PRC regulatory authority.

CONTRACTUAL ARRANGEMENTS

Exclusive Purchase Option Agreement
Ms. Qiu Weiqin and Kingsoft Digital, the shareholders of Zhuhai Kingsoft Cloud, entered into an exclusive purchase option agreement with Beijing Kingsoft Cloud and Zhuhai Kingsoft Cloud on June 20, 2014, which was later amended and supplemented on November 29, 2019 and July 15, 2022. Under the exclusive purchase option agreement, Ms. Qiu Weiqin granted Beijing Kingsoft Cloud or its designee an option to purchase her equity interest in Zhuhai Kingsoft Cloud at a price equal to the higher of the amount of the loan provided to Ms. Qiu Weiqin, and the minimum amount of consideration permitted by PRC law, and Kingsoft Digital granted Beijing Kingsoft Cloud or its designee an option to purchase its equity interest in Zhuhai Kingsoft Cloud at a price equal to the higher of RMB1 and the minimum amount of consideration permitted by PRC law. Ms. Qiu Weiqin and Kingsoft Digital also granted Beijing Kingsoft Cloud or its designee an option to purchase all or a portion of the assets of Zhuhai Kingsoft Cloud for the minimum amount of consideration permitted by PRC law. Ms. Qiu Weiqin and Kingsoft Digital also agreed not to transfer or mortgage any equity interest in or dispose of or cause the management to dispose of any material assets of Zhuhai Kingsoft Cloud without the prior written consent of Beijing Kingsoft Cloud. The exclusive purchase option agreement shall remain in effect until all of the equity interests in Zhuhai Kingsoft Cloud have been acquired by Beijing Kingsoft Cloud or its designee.
On July 18, 2018, Mr. Wang Yulin and Ms. Qiu Weiqin entered into an exclusive purchase option agreement with Yunxiang Zhisheng and Kingsoft Cloud Information, which was later amended and supplemented on November 29, 2019 and July 15, 2022, and contains terms substantially similar to the exclusive purchase option agreement described above.
Shareholder Voting Right Trust Agreement
Ms. Qiu Weiqin and Kingsoft Digital, the shareholders of Zhuhai Kingsoft Cloud, entered into a shareholder voting right trust agreement with Beijing Kingsoft Cloud and Zhuhai Kingsoft Cloud on June 20, 2014, which was later amended and supplemented on November 29, 2019 and July 15, 2022. Under the shareholder voting right trust agreement, Ms. Qiu Weiqin and Kingsoft Digital agreed to irrevocably entrust a person designated by Beijing Kingsoft Cloud to represent them to exercise all the voting rights and other shareholders’ rights to which they are entitled as shareholders of Zhuhai Kingsoft Cloud. The shareholder voting right trust agreement shall remain effective from the date of such agreement for as long as Ms. Qiu Weiqin and Kingsoft Digital remain the shareholders of Zhuhai Kingsoft Cloud, unless Beijing Kingsoft Cloud otherwise decides to terminate or amend this agreement.
On July 18, 2018, Mr. Wang Yulin and Ms. Qiu Weiqin entered into a shareholder voting right trust agreement with Yunxiang Zhisheng and Kingsoft Cloud Information, which was later amended and supplemented on November 29, 2019 and July 15, 2022, and contains terms substantially similar to the shareholder voting right trust agreement described above.
Spousal Consents
The spouses of individual shareholders of Zhuhai Kingsoft Cloud and Kingsoft Cloud Information have each signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that the equity interest in Zhuhai Kingsoft Cloud or Kingsoft Cloud Information which is held by and registered under the name of his or her spouse will be disposed of pursuant to the above-mentioned loan agreements, equity pledge agreements, exclusive purchase option agreements and the shareholder voting rights trust agreements. Moreover, the spouse confirmed he or she has no rights, and will not assert in the future any right, over the equity interests in Zhuhai Kingsoft Cloud or Kingsoft Cloud Information held by his or her spouse. In addition, in the event that the spouse obtains any equity interest in Zhuhai Kingsoft Cloud or Kingsoft Cloud Information held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

CONTRACTUAL ARRANGEMENTS

Dispute Resolution
Each of the agreements under the Contractual Arrangements contains a dispute resolution provision. Pursuant to such provision, in the event of any dispute with respect to the construction and performance of these agreements, either party may submit the relevant dispute to the China International Economic and Trade Arbitration Commission for arbitration, in accordance with its arbitration rules. The arbitration shall be conducted in Beijing. The arbitration award shall be final and binding on the parties. Subject to the provisions of the PRC laws, the arbitrator may impose restrictions on and/or dispose of our Consolidated Affiliated Entities’ equity interests or land and other assets (such as for award of remedies), grant injunction (such as for the conduct of business or compelling the transfer of assets), or grant other interim relief, or order winding up of our Consolidated Affiliated Entities through arbitration. Subject to the provisions of the PRC laws, pending the formation of the arbitration tribunal or in appropriate cases, the courts with jurisdiction (including the courts in Hong Kong, the place of incorporation of the Company, the place of incorporation of the Consolidated Affiliated Entities, and the place where the principal assets of the WFOE or our Consolidated Affiliated Entities is located) shall have the right to grant interim relief in support of the arbitration. After the arbitration award takes effect, any party shall have the right to apply to the said courts with jurisdiction for enforcement of the arbitration award.
However, our PRC Legal Adviser has advised that the above provisions may not be enforceable under the PRC laws. For instance, the arbitral tribunal would not to grant such injunctive relief, nor will it be able to order the winding up of our Consolidated Affiliated Entities pursuant to the current PRC laws. In addition, interim remedies or enforcement order granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in the PRC.
As a result of the above, in the event that our Consolidated Affiliated Entities or the registered shareholders breach any of the Contractual Arrangements, we may not be able to obtain sufficient remedies in a timely manner, and our ability to exert effective control over our Consolidated Affiliated Entities and conduct our business could be materially and adversely affected. See the paragraph headed “Risk Factors — Risks Relating to Our Corporate Structure and the Contractual Arrangements” for further details.
Succession
The provisions set out in the Contractual Arrangements are also binding on the successors of the Registered Shareholders. Under the Civil Code of the PRC (《中華人民共和國民法典》), for individual Registered Shareholders, the statutory successors include the spouse, children, parents, brothers, sisters, paternal grandparents and the maternal grandparents and any breach by the successors would be deemed to be a breach of the Contractual Arrangements. In case of a breach, the WFOE can enforce its rights against the successors. Pursuant to the Contractual Arrangements, the relevant agreements shall be binding on and shall inure to the interest of the respective successors of the Registered Shareholder. Where there are circumstances that may affect the Registered Shareholders’ exercise of their rights as a shareholder of our Consolidated Affiliated Entity (including but not limited to death, incapacity, marriage, divorce, bankruptcy), any successors of the Registered Shareholder shall cooperate with other parties to make all arrangements deemed necessary so that the performance of the agreements will not be hindered.
Pursuant to the Powers of Attorney, the registered shareholders undertook that, in the event of death, incapacity, marriage, divorce, bankruptcy or other circumstances that may affect the Registered Shareholders’ exercise of shareholding in our Consolidated Affiliated Entity, the registered shareholders will ensure that their heirs or transferees of shareholdings in our Consolidated Affiliated Entity will issue the same power of attorney as the Power Attorney before he/she can inherit/undertake all the Registered Shareholders’ rights and obligations under the Power of Attorney.
Loss Sharing
Under the relevant PRC laws and regulations, none of our Company and the WFOE is legally required to share the losses of, or provide financial support to, our Consolidated Affiliated Entity. Further, our

CONTRACTUAL ARRANGEMENTS

Consolidated Affiliated Entity is a limited liability company and shall be solely liable for its own debts and losses with assets and properties owned by it. Despite the foregoing, the WFOE may provide to or assist our Consolidated Affiliated Entity in obtaining financial support when deemed necessary to ensure that our Consolidated Affiliated Entity meets the requirement of cash flow in daily operation and/or offset any losses incurred in the process of its operation. In addition, given that our Group conducts a portion of its business operations in the PRC through our Consolidated Affiliated Entity, which hold the requisite the PRC operational licenses and approvals, and that its financial position and results of operations are consolidated into our Group’s financial statements under the applicable accounting principles, our Company’s business, financial position and results of operations would be adversely affected if our Consolidated Affiliated Entity suffer losses. However, as provided in the Exclusive Purchase Option Agreements, without the prior written consent of the WFOE, our Consolidated Affiliated Entity shall not, among others: (i) sell, transfer, mortgage, or dispose of legal or beneficial interest in any material assets, business or revenues of our Consolidated Affiliated Entity except for those conducted in the ordinary course of business; (ii) provide any person with any loans, incur any borrowings, provide guarantees or any other forms of security, or undertake any material obligations outside of normal business activities; (iii) merge, consolidate with, acquire, or invest in any person; (iv) declare or distribute any dividends to its shareholders; (v) enter into or terminate any material contract or conclude any other agreement in conflict with any existing material contracts, except for those entered into during the ordinary course of business. Therefore, due to the relevant restrictive provisions in the agreements, the potential adverse effect on the WFOE and our Company in the event of any loss suffered from our Consolidated Affiliated Entity can be limited to a certain extent.
Liquidation
Pursuant to the Equity Pledge Agreements, in the event that our Consolidated Affiliated Entity is required by PRC law or upon the written consent by the WFOE to be liquidated or dissolved, any interest distributed to the registered shareholders upon our Consolidated Affiliated Entity’s dissolution or liquidation shall, upon the request of the WFOE, be (i) deposited into an account designated and supervised by the WFOE and used to secure the obligations and pay the secured indebtedness under the Contractual Arrangements prior and in preference to make any other payment; or (ii) unconditionally donated to the WFOE or any other person designated by the WFOE to the extent permitted under applicable PRC laws.
Insurance
Our Company does not maintain an insurance policy to cover the risks relating to the Contractual Arrangements.
Our confirmation
Our Directors confirm that, as of the Latest Practicable Date, we had not encountered any interference or encumbrance from any PRC governing bodies in operating its businesses through our Consolidated Affiliated Entity under the Contractual Arrangements.
LEGALITY OF THE CONTRACTUAL ARRANGEMENTS
Based on the above, we believe that the Contractual Arrangements are narrowly tailored to minimize the potential conflict with relevant PRC laws and regulations. Our PRC Legal Adviser has also advised that, as of the Latest Practicable Date:
(i)
each of the WFOEs and our VIEs is a duly incorporated and validly existing company and their respective establishment is valid, effective and complies with the relevant PRC laws;

(ii)
parties to each of the agreements are entitled to execute the agreements and perform their respective obligations thereunder;

(iii)
the Contractual Arrangements would not fall within the circumstances as stipulated in the PRC Civil Code which will lead the arrangements as invalid act under the PRC Civil Code;

CONTRACTUAL ARRANGEMENTS

(iv)
none of the agreement under the Contractual Arrangements violates any provisions of the respective articles of association of our VIEs or our WFOEs;

(v)
the Contractual Arrangements do not require any approvals from the PRC governmental authorities, except that:

(a)
the exercise of the option by our WFOEs of its rights under the exclusive purchase option agreements to acquire all or part of the equity interests in our VIEs is subject to the approvals of and/or registrations with the PRC regulatory authorities;

(b)
the equity pledges contemplated under the equity pledge agreements are subject to the registration with the relevant local branch of SAMR;

(c)
the arbitration awards/interim remedies provided under the dispute resolution provision of the Contractual Arrangements shall be recognized by the PRC courts before compulsory enforcement; and

(vi)
Each of the agreements under the Contractual Arrangements is valid, legal and binding under the PRC laws, except that the Contractual Arrangements provide that the arbitral body may award interim remedies over the shares and/or assets of our VIEs, injunctive relief (e.g., for the conduct of business or to compel the transfer of assets) and/or order the winding up of our VIEs, and that courts of Hong Kong, the Cayman Islands (being the place of incorporation of the Company) and the PRC (being the place of incorporation of our VIEs) also have jurisdiction for the grant and/or enforcement of arbitral award and interim remedies against the shares and/or assets of our VIEs, while under PRC laws, an arbitral body has no power to grant injunctive relief and may not directly issue a provisional or final liquidation order for the purpose of protecting assets of or equity interests in our VIEs in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in China.

Our PRC Legal Adviser also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations and accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to or otherwise different from the above opinion.
Based on the above analysis and advice from our PRC Legal Adviser, the Directors are of the view that the adoption of the Contractual Arrangements is unlikely to be deemed ineffective or invalid under the applicable PRC laws and regulations. See the section headed “Risk Factors — Risks Relating to Our Corporate Structure and the Contractual Arrangements.”
ACCOUNTING ASPECTS OF THE CONTRACTUAL ARRANGEMENTS
Our Directors consider that the Company can consolidate the financial results of our Consolidated Affiliated Entities into the Group’s financial information as if they were the Company’s subsidiaries. Our Reporting Accountant, [has issued] an unqualified opinion on the Group’s consolidated financial information as of and for the three years ended December 31, 2019, 2020 and 2021 as included in consolidated financial statements included in our 2021 20-F and the Group’s unaudited interim condensed consolidated financial information as of and for the three months ended March 31, 2022 as included in Exhibit 99.2 to the Form 6-K.
COMPLIANCE WITH THE CONTRACTUAL ARRANGEMENTS
The Group has adopted the following measures to ensure the effective operation of the Group with the implementation of the Contractual Arrangements and our compliance with the Contractual Arrangements:
(i)
major issues arising from the implementation and compliance with the Contractual Arrangements

CONTRACTUAL ARRANGEMENTS

or any regulatory inquiries from government authorities will be submitted to the Board, if necessary, for review and discussion on an occurrence basis;
(ii)
the Board will review the overall performance of and compliance with the Contractual Arrangements at least once a year;

(iii)
the Company will disclose the overall performance of and compliance with the Contractual Arrangements in our annual reports after the [REDACTED];

(iv)
the Company will engage external legal advisers or other professional advisers, if necessary, to assist the Board to review the implementation of the Contractual Arrangements, review the legal compliance of the WFOEs and our Consolidated Affiliated Entities to deal with specific issues or matters arising from the Contractual Arrangements;

(v)
since the Contractual Arrangements will constitute continuing connected transactions of our Group following the completion of the [REDACTED], our Company has applied to the Stock Exchange, and the Stock Exchange [has granted] a waiver, details of which are set out in the section headed “Connected Transactions”. Our Company will comply with the conditions prescribed by the Stock Exchange under the waiver given; and

(vi)
our Group will adjust or unwind (as the case may be) the Contractual Arrangements as soon as practicable to hold the maximum percentage of ownership interests permissible under relevant PRC laws and regulations if the relevant government authority grants the relevant value-added telecommunication business operation license to Sino-foreign equity joint ventures or wholly-owned foreign investment entities in practice under relevant PRC laws and regulations.

DEVELOPMENT IN PRC LEGISLATION ON FOREIGN INVESTMENT
Background of the Foreign Investment Law
On March 15, 2019, the National People’s Congress approved the Foreign Investment Law which became effective on January 1, 2020. On December 26, 2019, the State Council promulgated the Regulations on the Implementation of the Foreign Investment Law, which came into effect on January 1, 2020. The Foreign Investment Law replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Ventures Enterprise Law and the Wholly Foreign-Invested Enterprises Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates certain forms of foreign investment, but does not explicitly stipulate contractual arrangements as a form of foreign investment. The Implementation Regulations on the Foreign Investment Law are also silent on whether foreign investment includes contractual arrangements.
Impact and consequences of the Foreign Investment Law
Conducting operations through contractual arrangements has been adopted by many PRC-based companies, including the Group. We use the Contractual Arrangements to establish control of our Consolidated Affiliated Entities, by the WFOEs, through which we operate the Relevant Business in the PRC. As advised by our PRC Legal Adviser, the Foreign Investment Law, as it is interpreted and implemented as of the date of this Document, does not have a material adverse impact on our Contractual Arrangements, including their legality and validity, for which, see “Contractual Arrangements — Legality of the Contractual Arrangements.”
Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors invest in China through any other methods under laws, administrative regulations or provisions prescribed by the State Council” without elaboration on the meaning of “other methods.” There are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the Contractual Arrangements will be deemed to be in violation of the foreign investment access requirements

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and how the above-mentioned Contractual Arrangements will be handled. Therefore, there is no guarantee that the Contractual Arrangements and the business of our Consolidated Affiliated Entities will not be materially and adversely affected in the future due to changes in PRC laws and regulations. See “Risk Factors — Risks Relating to Our Corporate Structure and the Contractual Arrangements.”

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022, other financial information relating to our acquired business Camelot, and certain new disclosures made in connection with the Proposed Listing. The following section is incorporated by reference into the registration statement on Form F-3 (File No. 333- 260181) filed with the SEC on October 12, 2021.

OVERVIEW
We are the largest independent cloud service provider in China in terms of revenue in 2021, according to Frost & Sullivan. We offer comprehensive, reliable and trusted cloud service to customers in strategically selected verticals. With extensive cloud infrastructure, cutting-edge cloud-native products based on our vigorous cloud technology R&D capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment for customers, we achieved superior business and financial growth, with a revenue growth CAGR of 51.3% from 2019 to 2021, outpacing the broader industry growth CAGR of 36.4% for China’s cloud service market during the same period.
We have established our market leadership by addressing customers’ comprehensive needs. We provide a full suite of cloud products combining unified IaaS infrastructure and PaaS middleware, and tailored business applications which support a wide range of use cases that enable our customers’ diverse business objectives. We also offer our solutions in a holistic approach by merging our cloud solutions with dedicated customer services. Our end-to-end customer services cover planning, solution development, fulfillment and deployment, as well as ongoing maintenance and upgrade. The entire process is primarily executed by our in-house professionals, with strict adherence to high standards and full accountability.
We have strategically expanded our footprints into selected verticals as an early mover and have established a strong market presence in each selected vertical through efficient execution. As we continuously to complete lighthouse projects with vertical leaders, we have accumulated proprietary industry know-how and formed in-depth view of each selected vertical, which enables us to stay forefront of industry-specific cloud solutions. We have also aligned our research and development efforts with our business focuses, which enables us to act swiftly and develop new product modules and features that are specifically tailored to address a growing number of business needs faced by our customers.
We implement a premium customer strategy, focusing on covering leading enterprises in selected verticals to establish market presence efficiently, with a customer-centric service philosophy. We have amassed a large and loyal premium customer base with increasing spending. In 2019, 2020 and 2021, we had a total of 243, 322 and 597 Premium Customers, respectively. For the same periods, our net dollar retention rate of Public Cloud Service Premium Customers was 155%, 146% and 114%, respectively.
Our revenue increased by 66.2% from RMB3,956.4 million in 2019 to RMB6,577.3 million in 2020, and further increased by 37.8% to RMB9,060.8 million (US$1,421.8 million) in 2021, and from RMB1,813.5 million for the three months ended March 31, 2021 to RMB2,173.8 million (US$342.9 million) for the three months ended March 31, 2022.
OUR ACQUISITION OF CAMELOT
We completed the acquisition of Camelot in September 2021, and its results of operations have been consolidated into ours since then. Our statement of comprehensive profit or loss for the year ended December 31, 2021 consolidates the results of Camelot since September 2021.
Camelot offers comprehensive and digitalized solutions such as teller and branch systems, anti-money laundering and fraud prevention software to the financial services industry. For further details of the financial service cloud solutions offered by Camelot, please refer to the paragraph headed “Business — Our Products and Solutions — Industry Specific Solutions — Financial Service Cloud Solutions.” By acquiring and integrating with Camelot, we expect to benefit from its (i) core senior management’s rich experience; (ii) large

FINANCIAL INFORMATION

customer base and long-standing client relationships to cross-sell our products and solutions; (iii) deep vertical know-how for developing industry solutions; and (iv) nationwide fulfillment centers across major cities in China for project deployment with lower costs with enhanced efficiency and increased customer stickiness.
To comply with the requirements of Rule 4.05A of the Listing Rules, as well as to present material information necessary for [REDACTED] to assess the impact of the acquisition of Camelot on our Group, this Document includes (i)  historical financial information of Camelot for the years ended December 31, 2019, 2020 and for the period from January 1, 2021 to September 3, 2021 (see Exhibit 99.3; and (ii) a discussion and analysis of the historical financial information of Camelot for the years ended December 31, 2019 and 2020 and the period ended September 3, 2021 (see “— Financial Information of Camelot”).
KEY OPERATING METRICS
We adopt a premium customer strategy, focusing on leading enterprises in selected verticals to establish market presence efficiently. Our total revenues generated from Premium Customers amounted to RMB3,853.3 million, RMB6,449.2 million and RMB8,896.1 million (US$1,396.0 million) in 2019, 2020 and 2021, respectively, accounting for 97.4%, 98.1% and 98.2% of our total revenues in the same years, respectively. Specifically, our total revenues generated from Public Cloud Service Premium Customers amounted to RMB3,358.5 million, RMB5,045.4 million and RMB6,043.8 million (US$948.4 million) in 2019, 2020 and 2021, respectively, accounting for 97.1%, 97.6% and 98.1% of our total public cloud service revenues in the same years, respectively. Our total revenues generated from Enterprise Cloud Service Premium Customers amounted to RMB481.0 million, RMB1,366.9 million and RMB2,846.2 million (US$446.6 million) in 2019, 2020 and 2021, respectively, accounting for 98.9%, 99.6% and 98.2% of our total enterprise cloud service revenues in the same years, respectively. Moreover, prior to our acquisition of Camelot, Camelot’s revenues generated from Premium Customers for the period from January 1 to September 3, 2021 amounted to RMB1,247.5 million. Therefore, we regularly review a number of key operating metrics in relation to our Premium Customers as presented in the table below to evaluate our business and measure our performance. We believe that these metrics are indicative of our overall business and performance. The calculation of the key metrics and other measures discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.
	For the Year Ended December 31,
	2019	2020	2021
Public Cloud Services
Number of Public Cloud Service Premium Customers	175	191	222
Net dollar retention rate of Public Cloud Service Premium Customers(1)	155%	146%	114%
Average revenues per Public Cloud Service Premium Customers (RMB in million)(3)	19.2	26.4	27.3
Enterprise Cloud Services
Number of Enterprise Cloud Service Premium Customers	67	124	382
Average revenues per Enterprise Cloud Services Premium Customers (RMB in million)(3)	7.2	11.0	10.7
Total
Number of Premium Customers(2)	243	322	597
Average revenues per Premium Customer (RMB in million)(3)	15.9	20.0	17.0

Notes:
(1)
Net dollar retention rate of Public Cloud Service Premium Customers is calculated by dividing the revenues from our Public Cloud Service Premium Customers, who were also our Public Cloud Service Premium Customers in the previous year, in the indicated period by the revenues from all of our Public Cloud Service Premium Customers in the previous corresponding period.

FINANCIAL INFORMATION

(2)
The Number of Premium Customers for the year ended December 31, 2021 includes customers of Camelot and Shenzhen Yunfan with revenue of over RMB700,000 for the same year.

(3)
Average revenues per Premium Customer for 2021 is calculated by dividing (i) the sum of (x) consolidated revenues of our Group generated from Premium Customers in 2021 and (y) revenues generated from Premium Customers of Camelot for the period from January 1 to September 3, 2021, by (ii) the number of Premium Customers for 2021.

DESCRIPTION OF KEY COMPONENTS OF CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
The table below sets forth our consolidated statements of profit or loss for the periods indicated derived from the consolidated financial statements included in our 2021 20-F and the unaudited interim condensed consolidated financial information set out in Exhibit 99.2 to the Form 6-K:
	For the Year Ended December 31,							For the Three Months Ended March 31,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)		(unaudited)
	(in thousands, except for percentages)
Selected Consolidated Statements of Operation:
Revenues
Public cloud services	3,458,843	87.4	5,166,851	78.5	6,159,085	966,495	68.0	1,391,833	76.7	1,380,807	217,817	63.5
Enterprise cloud services	486,308	12.3	1,372,689	20.9	2,897,817	454,731	32.0	420,032	23.2	792,509	125,015	36.5
Others	11,202	0.3	37,767	0.6	3,882	609	0.0	1,667	0.1	493	78	0.0
Total revenues	3,956,353	100.0	6,577,307	100.0	9,060,784	1,421,835	100.0	1,813,532	100.0	2,173,809	342,910	100.0
Cost of revenues(1)	(3,948,644)	(99.8)	(6,220,324)	(94.6)	(8,709,496)	(1,366,710)	(96.1)	(1,697,029)	(93.6)	(2,093,851)	(330,297)	(96.3)
Gross (loss)/profit	7,709	0.2	356,983	5.4	351,288	55,125	3.9	116,503	6.4	79,958	12,613	3.7
Operating expenses
Selling and marketing expenses(1)	(317,426)	(8.0)	(409,211)	(6.2)	(518,167)	(81,312)	(5.7)	(112,826)	(6.2)	(144,405)	(22,779)	(6.6)
General and administrative expenses(1)	(238,648)	(6.0)	(379,892)	(5.8)	(601,702)	(94,420)	(6.6)	(91,177)	(5.0)	(221,763)	(34,982)	(10.2)
Research and development expenses(1)	(595,169)	(15.1)	(775,130)	(11.8)	(1,043,811)	(163,797)	(11.6)	(264,636)	(14.6)	(246,633)	(38,905)	(11.4)
Total operating expenses	(1,151,243)	(29.1)	(1,564,233)	(23.8)	(2,163,680)	(339,529)	(23.9)	(468,639)	(25.8)	(612,801)	(96,666)	(28.2)
Operating loss	(1,143,534)	(28.9)	(1,207,250)	(18.4)	(1,812,392)	(284,404)	(20.0)	(352,136)	(19.4)	(532,843)	(84,053)	(24.5)
Interest income	78,612	1.9	77,118	1.2	71,942	11,289	0.8	17,746	1.0	21,157	3,337	1.1
Interest expenses	(4,925)	(0.1)	(9,453)	(0.1)	(52,040)	(8,166)	(0.6)	(3,866)	(0.2)	(34,066)	(5,374)	(1.6)
Foreign exchange (loss)/gain	(38,961)	(1.0)	188,800	2.9	37,822	5,935	0.5	(48,375)	(2.7)	(18,741)	(2,956)	(0.9)
Other gain/(loss), net	—	—	14,301	0.2	83,606	13,120	0.9	5,782	0.3	(12,035)	(1,898)	(0.6)
Other income/(expense), net	6,612	0.2	(10,810)	(0.2)	95,047	14,915	1.0	1,926	0.1	20,038	3,161	0.9
Loss before income taxes	(1,102,196)	(27.9)	(947,294)	(14.4)	(1,576,015)	(247,311)	(17.4)	(378,923)	(20.9)	(556,490)	(87,783)	(25.6)
Income tax (expense)/benefit	(9,003)	(0.2)	(14,904)	(0.2)	(15,741)	(2,470)	(0.2)	(3,286)	(0.2)	1,670	263	0.1
Net loss	(1,111,199)	(28.1)	(962,198)	(14.6)	(1,591,756)	(249,781)	(17.6)	(382,209)	(21.1)	(554,820)	(87,520)	(25.5)
Net loss attributable to:
Kingsoft Cloud Holdings Limited	(1,111,199)	(28.1)	(962,259)	(14.6)	(1,588,712)	(249,303)	(17.5)	(382,464)	(21.1)	(553,249)	(87,272)	(25.4)
Non-controlling interests	—	—	61	0.0	(3,044)	(478)	(0.1)	255	0.0	(1,571)	(248)	(0.1)
	(1,111,199)	(28.1)	(962,198)	(14.6)	(1,591,756)	(249,781)	(17.6)	(382,209)	(21.1)	(554,820)	(87,520)	(25.5)

Note:
(1)
Share-based compensation expense was allocated as follows:

FINANCIAL INFORMATION

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2019	2020	2021		2021	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(unaudited)	(unaudited)
	(in thousands)
Cost of revenues	8,509	10,614	17,481	2,743	5,499	3,619	571
Selling and marketing expenses	37,808	62,270	72,594	11,392	29,343	16,806	2,651
General and administrative expenses	31,988	169,101	193,886	30,425	25,627	47,783	7,537
Research and development expenses	42,974	88,129	150,389	23,599	62,644	24,974	3,940
Total	121,279	330,114	434,350	68,159	123,113	93,182	14,699
Non-GAAP Financial Measures
In evaluating our business, we consider and use certain non-GAAP measures, including adjusted gross (loss)/profit, adjusted gross margin, adjusted EBITDA, adjusted EBITDA margin, adjusted net loss and adjusted net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates [REDACTED] assessment of our operating performance.
These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.
We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.
Adjusted Gross (Loss)/Profit and Adjusted Gross Margin (Non-GAAP Measures)
We define non-GAAP adjusted gross profit as gross profit excluding share-based compensation, which is non-cash in nature, allocated in the cost of revenues, and we define non-GAAP adjusted gross margin as non-GAAP adjusted gross profit as a percentage of revenues. The following tables reconcile our non-GAAP adjusted gross profit (margin) in 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.
	For the Year Ended December 31,				For the Three Months Ended March 31,
	2019	2020	2021		2021	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(unaudited)	(unaudited)
	(in thousands)
Gross profit	7,709	356,983	351,288	55,125	116,503	79,958	12,613
Adjustments:
Share-based compensation (allocated in cost of revenues)	8,509	10,614	17,481	2,743	5,499	3,619	571
Adjusted gross profit	16,218	367,597	368,769	57,868	122,002	83,577	13,184

FINANCIAL INFORMATION

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020	2021	2021	2022
	(%)

Gross margin	0.2	5.4	3.9	6.4	3.7
Adjusted gross margin	0.4	5.6	4.1	6.7	3.8
Adjusted net loss and adjusted EBITDA (non-GAAP measures)
We define non-GAAP adjusted net loss as net loss excluding (i) share-based compensation, which is non-cash in nature, and (ii) foreign exchange (gain)/loss, other (gain)/loss, net (primarily consisting of net gains or losses from changes in fair value of equity investments and purchase consideration of a business acquisition) and other (income)/expense, net (primarily consisting of reimbursements from the ADR depository bank and government allowances and subsidies), which are not directly indicative of our business operations, and we define non-GAAP adjusted net loss margin as adjusted net loss as a percentage of revenues. We define non-GAAP adjusted EBITDA as non-GAAP adjusted net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define non-GAAP adjusted EBITDA margin as non-GAAP adjusted EBITDA as a percentage of revenues. The following tables reconcile our non-GAAP adjusted net loss (margin) and non-GAAP adjusted EBITDA (margin) in 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.
	For the Year Ended December 31,				For the Three Months Ended March 31,
	2019	2020	2021		2021	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(unaudited)	(unaudited)
	(in thousands)
Net loss	(1,111,199)	(962,198)	(1,591,756)	(249,781)	(382,209)	(554,820)	(87,520)
Adjustment:
Share-based compensation	121,279	330,114	434,350	68,159	123,113	93,182	14,699
Foreign exchange loss/(gain)	38,961	(188,800)	(37,822)	(5,935)	48,375	18,741	2,956
Other (gain)/loss, net	—	(14,301)	(83,606)	(13,120)	(5,782)	12,035	1,898
Other (income)/expense, net	(6,612)	10,810	(95,047)	(14,915)	(1,926)	(20,038)	(3,161)
Adjusted net loss	(957,571)	(824,375)	(1,373,881)	(215,592)	(218,429)	(450,900)	(71,128)
Adjusted net loss	(957,571)	(824,375)	(1,373,881)	(215,592)	(218,429)	(450,900)	(71,128)
Adjustments:
Interest income	(78,612)	(77,118)	(71,942)	(11,289)	(17,746)	(21,157)	(3,337)
Interest expense	4,925	9,453	52,040	8,166	3,866	34,066	5,374
Income tax expense/(benefit)	9,003	14,904	15,741	2,470	3,286	(1,670)	(263)
Depreciation and amortization	604,581	758,038	855,604	134,263	180,466	287,481	45,349
Adjusted EBITDA	(417,674)	(119,098)	(522,438)	(81,982)	(48,557)	(152,180)	(24,005)
	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020	2021	2021	2022
	(%)
Net loss margin	(28.1)	(14.6)	(17.6)	(21.1)	(25.5)
Adjusted net loss margin	(24.2)	(12.5)	(15.2)	(12.0)	(20.7)
Adjusted EBITDA margin	(10.6)	(1.8)	(5.8)	(2.7)	(7.0)

FINANCIAL INFORMATION

Revenues
We derive our revenues primarily from (i) public cloud services and (ii) enterprise cloud services. The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.
	For the Year Ended December 31,							For the Three Months Ended March 31,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)		(unaudited)
	(in thousands, except for percentages)
Revenues
Public cloud services	3,458,843	87.4	5,166,851	78.5	6,159,085	966,495	68.0	1,391,833	76.7	1,380,807	217,817	63.5
Enterprise cloud services	486,308	12.3	1,372,689	20.9	2,897,817	454,731	32.0	420,032	23.2	792,509	125,015	36.5
Others	11,202	0.3	37,767	0.6	3,882	609	0.0	1,667	0.1	493	78	0.0
Total Revenues	3,956,353	100.0	6,577,307	100.0	9,060,784	1,421,835	100.0	1,813,532	100.0	2,173,809	342,910	100.0
Public cloud services.   We offer public cloud services to customers in various verticals, including, among others, video, gaming, intelligent mobility, e-commerce, and mobile internet in general. We generally charge our public cloud service customers on a monthly basis based on utilization and duration. We also offer a prepaid subscription package over a fixed subscription period.
Enterprise cloud services.   We also offer enterprise cloud services to customers engaging in the financial service, public service and healthcare businesses, among others. We generally charge our enterprise cloud service customers on a project basis based on performance completion.
Others.   We also record insignificant revenues from other miscellaneous services that we provide on an ad hoc basis, which has not been and is not expected to be material to our business.
See “Business — Our Products and Solutions” and “Business — Our Products and Solutions — Revenue Model” for details about how we generate our revenues.
Cost of Revenues
Our cost of revenues primarily consist of (i) IDC costs, (ii) depreciation and amortization costs, (iii) fulfillment costs, (iv) solution development and services costs, and (v) other costs.
The following table sets forth a breakdown of our cost of revenues, in absolute amounts and as percentages of total cost of revenues, for the periods indicated.

FINANCIAL INFORMATION

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)		(unaudited)
	(in thousands, except for percentages)
Cost of revenues
IDC costs	2,856,591	72.3	4,058,848	65.2	5,101,528	800,541	58.6	1,112,712	65.6	1,110,345	175,153	53.0
Depreciation and amortization costs	599,193	15.2	746,245	12.0	785,173	123,211	9.0	174,815	10.3	246,140	38,828	11.8
Fulfillment costs	411,438	10.4	1,206,679	19.4	1,851,342	290,516	21.3	358,955	21.2	184,499	29,104	8.8
Solution development and services costs	43,954	1.2	37,148	0.6	678,178	106,421	7.8	9,534	0.6	475,956	75,080	22.7
Other costs	37,468	0.9	171,404	2.8	293,275	46,021	3.3	41,013	2.3	76,911	12,132	3.7
Total cost of revenues	3,948,644	100.0	6,220,324	100.0	8,709,496	1,366,710	100.0	1,697,029	100.0	2,093,851	330,297	100.0
IDC costs primarily consist of (i) bandwidth costs, which represent the purchase of bandwidth usage rights from telecommunication operators, and (ii) rack costs, which cover fees we pay to the IDC operators for using the rack space, associated utilities and services. Depreciation and amortization costs primarily consist of depreciation and amortization of our fixed assets, such as servers, and intangible assets. Fulfillment costs mainly represent purchases of technology components from third parties to fulfill the deployment of solutions. Solution development and services costs primarily represent payments to our solution development and services personnel for the development of products and solutions based on customers’ needs. Experience and know-how accumulated from developing such products and solutions may be re-utilized for other customers with similar needs. Other costs consist of other miscellaneous costs associated with our solutions and services.
Operating Expenses
The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total operating expenses, for the periods indicated.
	For the Year Ended December 31,							For the Three Months Ended March 31,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)		(unaudited)
	(in thousands, except for percentages)
Operating expenses
Research and development expenses	595,169	51.7	775,130	49.5	1,043,811	163,797	48.3	264,636	56.4	246,633	38,905	40.2
Selling and marketing expenses	317,426	27.6	409,211	26.2	518,167	81,312	23.9	112,826	24.1	144,405	22,779	23.6
General and administrative expenses	238,648	20.7	379,892	24.3	601,702	94,420	27.8	91,177	19.5	221,763	34,982	36.2
Total operating expenses	1,151,243	100.0	1,564,233	100.0	2,163,680	339,529	100.0	468,639	100.0	612,801	96,666	100.0
Research and development expenses
Research and development expenses consist primarily of (i) staff expenses, including salaries, bonuses and benefits paid to our research and development personnel, (ii) share-based compensation paid to our research and development personnel, and (iii) other miscellaneous expenses, primarily including depreciation and amortization expenses, office rental expenses and information technology expenses. The following table sets forth a breakdown of our research and development expenses for the periods indicated.

FINANCIAL INFORMATION

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)		(unaudited)
	(in thousands, except for percentages)
Research and development Expenses
Staff expenses (excluding share-based compensation)	483,308	81.2	590,480	76.2	744,697	116,859	71.4	171,162	64.8	187,576	29,589	76.1
Share-based compensation	42,974	7.2	88,129	11.4	150,389	23,599	14.4	62,644	23.7	24,974	3,940	10.1
Other miscellaneous expenses	68,887	11.6	96,521	12.4	148,725	23,339	14.2	30,830	11.5	34,083	5,376	13.8
Total research and development expenses	595,169	100.0	775,130	100.0	1,043,811	163,797	100.0	264,636	100.0	246,633	38,905	100.0
Selling and marketing expenses
Selling and marketing expenses consist primarily of (i) staff expenses, including salaries, commissions, bonuses and benefits paid to sales and marketing personnel, (ii) share-based compensation paid to sales and marketing personnel, (iii) marketing and promotion expenses, (iv) depreciation and amortization expenses, mainly including amortization of intangible assets such as customer relationship, which were primarily acquired from the acquisition of Camelot, and (v) other miscellaneous expenses, primarily including office rental expenses. The following table sets forth a breakdown of our selling and marketing expenses for the periods indicated.
	For the Year Ended December 31,							For the Three Months Ended March 31,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)		(unaudited)
	(in thousands, except for percentages)
Selling and Marketing Expenses
Staff expenses (excluding share-based compensation)	187,908	59.2	261,068	63.8	308,077	48,344	59.5	63,635	56.4	74,357	11,730	51.5
Share-based compensation	37,808	11.9	62,270	15.2	72,594	11,392	14.0	29,343	26.0	16,806	2,651	11.6
Marketing and promotion expenses	29,271	9.2	15,348	3.8	24,039	3,772	4.6	5,181	4.6	3,201	505	2.2
Depreciation and amortization expenses	662	0.2	841	0.2	50,559	7,934	9.8	216	0.2	37,105	5,853	25.7
Other miscellaneous expenses	61,777	19.5	69,684	17.0	62,898	9,870	12.1	14,451	12.8	12,936	2,040	9.0
Total selling and marketing expenses	317,426	100.0	409,211	100.0	518,167	81,312	100.0	112,826	100.0	144,405	22,779	100.0
General and administrative expenses
Our general and administrative expenses consist of (i) staff expenses, including salaries, bonuses and benefits paid to general and administrative personnel, (ii) share-based compensation paid to general and administrative personnel, (iii) credit losses primarily for account receivables and contract assets, and (iv) other miscellaneous expenses, primarily including depreciation and amortization expenses, office rental expenses, general operation expenses and professional service fees. The following table sets forth a breakdown of our general and administrative expenses for the periods indicated.

FINANCIAL INFORMATION

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)		(unaudited)
	(in thousands, except for percentages)
General and Administrative Expenses
Staff expenses (excluding share-based compensation)	90,154	37.8	79,590	21.0	165,861	26,027	27.6	26,925	29.5	66,416	10,477	29.9
Share-based compensation	31,988	13.4	169,101	44.5	193,886	30,425	32.2	25,627	28.1	47,783	7,537	21.5
Credit losses	61,920	25.9	31,881	8.4	114,124	17,909	19.0	10,125	11.1	66,431	10,479	30.0
Other miscellaneous expenses	54,586	22.9	99,320	26.1	127,831	20,059	21.2	28,500	31.3	41,133	6,489	18.6
Total general and administrative expenses	238,648	100.0	379,892	100.0	601,702	94,420	100.0	91,177	100.0	221,763	34,982	100.0
Interest Income
Our interest income consists primarily of interests earned on cash deposits in banks and short-term investments. In 2019, 2020 and 2021, and the three months ended March 31, 2021 and 2022, we had interest income of RMB78.6 million, RMB77.1 million, RMB71.9 million (US$11.3 million), RMB17.7 million and RMB21.2 million (US$3.3 million), respectively.
Interest Expenses
Our interest expenses consist primarily of interest expenses related to our bank loans and loans due to related parties. In 2019, 2020 and 2021, and the three months ended March 31, 2021 and 2022, we had interest expenses of RMB4.9 million, RMB9.5 million, RMB52.0 million (US$8.2 million), RMB3.9 million and RMB34.1 million (US$5.4 million), respectively.
Foreign Exchange (Loss)/Gain
Our foreign exchange (loss)/gain represents loss or gain resulting from the fluctuations in foreign exchange rates. We had foreign exchange loss of RMB39.0 million in 2019, foreign exchange gain of RMB188.8 million in 2020, foreign exchange gain of RMB37.8 million (US$5.9 million) in 2021, foreign exchange loss of RMB48.4 million in the three months ended March 31, 2021 and foreign exchange loss of RMB18.7 million (US$3.0 million) in the three months ended March 31, 2022.
Other Gain/(Loss), Net
Our other gain/(loss), net consists primarily of net gains or losses from changes in fair value of equity investments and purchase consideration of a business acquisition. In 2019, 2020 and 2021, we had other gain, net of nil, RMB14.3 million and RMB83.6 million (US$13.1 million), respectively. In the three months ended March 31, 2021, we had other gain, net of RMB5.8 million, and in the three months ended March 31, 2022, we had other loss, net of RMB12.0 million (US$1.9 million).
Other Income/(Expense), Net
Our other income/(expenses), net consists primarily of reimbursements from the ADR depository bank and government allowances and subsidies, including income due to certain temporary preferential tax treatment. We had other income, net, of RMB6.6 million in 2019, other expense, net, of RMB10.8 million in 2020, other income, net, of RMB95.0 million (US$14.9 million) in 2021, and other income, net of RMB1.9 million and RMB20.0 million (US$3.2 million) for the three months ended March 31, 2021 and 2022, respectively.

FINANCIAL INFORMATION

DISCUSSION OF RESULTS OF OPERATIONS
Three Months Ended March 31, 2022 Compared to Three Months Ended March 31, 2021
Revenues
Our revenues increased by 19.9% from RMB1,813.5 million for the three months ended March 31, 2021 to RMB2,173.8 million (US$342.9 million) for the three months ended March 31, 2022, which was primarily attributable to the solid growth of our core cloud offerings, such as cloud computing services and enterprise cloud services.
Public cloud services
Our revenues generated from public cloud services were RMB1,380.8 million (US$217.8 million) for the three months ended March 31, 2022, compared with RMB1,391.8 million for the three months ended March 31, 2021. Changes in our revenues generated from public cloud services were primarily due to the growth of our core cloud offerings, such as cloud computing services, offset by our strategic adjustment to downsize our CDN services.
Enterprise cloud services
Our revenues generated from enterprise cloud services increased by 88.7% from RMB420.0 million for the three months ended March 31, 2021 to RMB792.5 million (US$125.0 million) for the three months ended March 31, 2022, primarily driven by continued strong digitalization demand from enterprises and organizations for our enterprise cloud services, as well as our enhanced end-to-end solutions capabilities in meeting such needs.
Cost of revenues
Our cost of revenues increased by 23.4% from RMB1,697.0 million for the three months ended March 31, 2021 to RMB2,093.9 million (US$330.3 million) for the three months ended March 31, 2022. The increase in cost of revenues was primarily attributable to (i) an increase in depreciation and amortization costs by RMB71.3 million as we expanded and optimized our infrastructure to support strategic business growth, as well as (ii) an increase in solution development and services costs by RMB466.4 million as we develop and deliver end-to-end solutions that our customers increasingly demand.
Gross (loss)/profit
As a result of the foregoing, our gross profit decreased from RMB116.5 million for the three months ended March 31, 2021 to RMB80.0 million (US$12.6 million) for the three months ended March 31, 2022. Our gross profit margin decreased from 6.4% for the three months ended March 31, 2021 to 3.7% for the three months ended March 31, 2022. The decrease was primarily because we planned and committed to costs for underlying resources including IDC costs at the beginning of 2021 based on the then foreseeable market demand, while the actual market demand in the first quarter of 2022 remained to be weaker than expected, mainly as a result of a general demand slowdown in the internet sector of China.
Research and development expenses
Our research and development expenses remained stable at RMB246.6 million (US$38.9 million) for the three months ended March 31, 2022, compared with RMB264.6 million for the three months ended March 31, 2021.
Selling and marketing expenses
Our selling and marketing expenses increased by 28.0% from RMB112.8 million for the three months ended March 31, 2021 to RMB144.4 million (US$22.8 million) for the three months ended March 31, 2022.

FINANCIAL INFORMATION

Specifically, the increase was primarily attributable to increased staff expenses paid to sales team in line with our revenue growth, as well as an increase in depreciation and amortization expenses as a result of customer relationship amortization from our expanded customer base.
General and administrative expenses
Our general and administrative expenses increased by 143.2% from RMB91.2 million for the three months ended March 31, 2021 to RMB221.8 million (US$35.0 million) for the three months ended March 31, 2022, primarily attributable to (i) an increase in staff expenses paid to our general and administrative personnel from RMB52.6 million to RMB114.2 million (US$18.0 million), and (ii) an increase in credit losses primarily for account receivables and contract assets from RMB10.1 million to RMB66.4 million (US$10.5 million) as a result of the increase of our account receivables and contract assets due to our business growth.
Operating loss
As a result of the foregoing, our operating loss increased by 51.3% from RMB352.1 million for the three months ended March 31, 2021 to RMB532.8 million (US$84.1 million) for the three months ended March 31, 2022. Our operating loss margin increased from 19.4% for the three months ended March 31, 2021 to 24.5% for the three months ended March 31, 2022.
Interest income
Our interest income increased from RMB17.7 million for the three months ended March 31, 2021 to RMB21.2 million (US$3.3 million) for the three months ended March 31, 2022.
Interest expense
Our interest expense increased from RMB3.9 million for the three months ended March 31, 2021 to RMB34.1 million (US$5.4 million) for the three months ended March 31, 2022, primarily due to (i) the increase of our short-term bank loans, and (ii) loans we obtained from Kingsoft Group and Xiaomi Group in 2021.
Foreign exchange loss
Our foreign exchange loss decreased from RMB48.4 million for the three months ended March 31, 2021 to RMB18.7 million (US$3.0 million) for the three months ended March 31, 2022, primarily because of fluctuations of the exchange rates.
Other gain/(loss), net
We recorded other gain, net of RMB5.8 million for the three months ended March 31, 2021 and other loss, net of RMB12.0 million (US$1.9 million) for the three months ended March 31, 2022, primarily due to the fair value change of purchase consideration for business acquisition recognized in 2022.
Other income/(expense), net
Our other income, net increased from RMB1.9 million for the three months ended March 31, 2021 to RMB20.0 million (US$3.2 million) for the three months ended March 31, 2022. The increase was primarily due to individual tax deduction received in 2022.
Income tax expense
We recorded income tax expense of RMB3.3 million for the three months ended March 31, 2021 and income tax benefit of RMB1.7 million (US$0.3 million) for the three months ended March 31, 2022.
Net loss
As a result of the foregoing, our net loss increased by 45.2% from RMB382.2 million for the three months ended March 31, 2021 to RMB554.8 million (US$87.5 million) for the three months ended March 31, 2022.

FINANCIAL INFORMATION

Our net loss margin increased from 21.1% for the three months ended March 31, 2021 to 25.5% for the three months ended March 31, 2022.
DISCUSSION OF SELECTED ITEMS FROM THE CONSOLIDATED BALANCE SHEETS
The table below sets forth selected information from our consolidated balance sheets as of the dates indicated, which has been extracted from the consolidated financial statements included in our 2021 20F and the unaudited interim condensed consolidated financial information set out in Exhibit 99.2 to the Form 6-K:
	As of December 31,				As of March 31,
	2019	2020	2021		2022
	RMB	RMB	RMB	US$	RMB	US$
					(unaudited)
			(in thousands)
ASSETS
Total current assets	4,149,739	9,544,718	12,412,816	1,947,841	11,272,750	1,778,234
Total non-current assets	1,882,082	2,384,496	8,665,224	1,359,763	8,663,105	1,366,571
Total assets	6,031,821	11,929,214	21,078,040	3,307,604	19,935,855	3,144,805
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY
Total current liabilities	2,419,991	3,465,599	7,515,880	1,179,405	6,893,033	1,087,350
Total non-current liabilities	74,557	223,565	2,069,737	324,787	2,026,431	319,662
Total liabilities	2,494,548	3,689,164	9,585,617	1,504,192	8,919,464	1,407,012
Total mezzanine equity	7,734,532	—	—	—	—	—
Total shareholders’ (deficit) equity	(4,197,259)	8,239,989	10,603,949	1,663,991	10,134,504	1,598,679
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	6,031,821	11,929,214	21,078,040	3,307,604	19,935,855	3,144,805
Current Assets and Liabilities
The following table sets forth our current assets and liabilities as of the dates indicated:
	As of December 31,				As of March 31,		As of May 31,
	2019	2020	2021		2022		2022
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
					(unaudited)		(unaudited)
	(in thousands)
Current assets
Cash and cash equivalents	2,023,263	3,424,674	4,217,528	661,822	3,219,414	507,850	2,630,372	389,968
Restricted cash	—	—	239,093	37,519	163,025	25,717	40,330	5,979
Accounts receivable, net of allowance	1,347,481	2,334,871	3,570,975	560,364	3,525,311	556,104	3,085,924	457,506
Short-term investments	225,425	2,693,019	2,491,056	390,901	2,384,549	376,153	2,800,941	415,256
Prepayments and other assets	421,938	887,086	1,687,021	264,730	1,669,145	263,303	1,647,752	244,289
Amounts due from related parties	131,632	205,068	207,143	32,505	311,306	49,107	341,070	50,566
Total current assets	4,149,739	9,544,718	12,412,816	1,947,841	11,272,750	1,778,234	10,546,389	1,563,564

FINANCIAL INFORMATION

	As of December 31,				As of March 31,		As of May 31,
	2019	2020	2021		2022		2022
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
					(unaudited)		(unaudited)
	(in thousands)
Current liabilities
Accounts payable	1,254,589	2,057,355	2,938,632	461,135	2,580,718	407,098	2,490,682	369,258
Accrued expenses and other current liabilities	949,213	845,374	2,223,840	348,969	1,843,193	290,757	1,716,455	254,474
Short-term bank loans	—	278,488	1,348,166	211,557	1,491,144	235,222	1,222,904	181,303
Long-term bank loan, current portion	100,000	74,351	—	—	—	—	—	—
Income tax payable	11,930	20,564	60,217	9,449	41,482	6,544	32,845	4,869
Amounts due to related parties	104,259	112,998	836,435	131,255	824,737	130,099	826,595	122,547
Current operating lease liabilities	—	76,469	108,590	17,040	111,759	17,630	112,014	16,607
Total current liabilities	2,419,991	3,465,599	7,515,880	1,179,405	6,893,033	1,087,350	6,401,495	949,058
Net current assets	1,729,748	6,079,119	4,896,936	768,436	4,379,717	690,884	4,144,894	614,506
Our net current assets decreased from RMB4,379.7 million (US$690.9 million) as of March 31, 2022 to RMB4,144.9 million (US$614.5 million) as of May 31, 2022, mainly due to a decrease in accounts receivables, net of allowance from RMB3,525.3 million (US$556.1 million) to RMB3,085.9 million (US$457.5 million) primarily due to the settlement of our account receivables, partially offset by a decrease of our short-term bank loans from RMB1,491.1 million (US$235.2 million) to RMB1,222.9 million (US$181.3 million) primarily due to our partial repayment of bank loans during the interim period.
Our net current assets decreased from RMB4,896.9 million (US$768.4 million) as of December 31, 2021 to RMB4,379.7 million (US$690.9 million) as of March 31, 2022, primarily due to a decrease in cash and cash equivalents from RMB4,217.5 million (US$661.8 million) as of December 31, 2021 to RMB3,219.4 million (US$507.9 million) as of March 31, 2022, primarily due to our cash outflows in operating activities and investing activities, partially offset by (i) a decrease in accrued expenses and other current liabilities from RMB2,223.8 million (US$349.0 million) as of December 31, 2021 to RMB1,843.2 million (US$290.8 million) as of March 31, 2022 primarily due to our settlement of payables for the purchase of property and equipment, and (ii) a decrease in accounts payable from RMB2,938.6 million (US$461.1 million) as of December 31, 2021 to RMB2,580.7 million (US$407.1 million) as of March 31, 2022, primarily driven by our settlement of accounts payables.
Our net current assets decreased from RMB6,079.1 million as of December 31, 2020 to RMB4,896.9 million (US$768.4 million) as of December 31, 2021, primarily due to (i) an increase in accrued expenses and other current liabilities from RMB845.4 million as of December 31, 2020 to RMB2,223.8 million (US$349.0 million) as of December 31, 2021, due to an increase in payables for purchase of property and equipment from RMB181.0 million to RMB759.4 million (US$119.2 million) and an increase in salary and welfare payable from RMB117.5 million to RMB600.8 million (US$94.3 million); (ii) an increase in short-term bank loans from RMB278.5 million as of December 31, 2020 to RMB1,348.2 million (US$211.6 million) as of December 31, 2021. The decrease was partially offset by an increase in accounts receivable, net of allowance from RMB2,334.9 million as of December 31, 2020 to RMB3,571.0 million (US$560.4 million) as of December 31, 2021, primarily due to our overall business growth.
Our net current assets increased from RMB1,729.7 million as of December 31, 2019 to RMB6,079.1 million as of December 31, 2020, primarily due to (i) an increase in short-term investment from RMB225.4 million as of December 31, 2019 to RMB2,693.0 million as of December 31, 2020, and an increase in cash and cash equivalents from RMB2,023.3 million as of December 31, 2019 to RMB3,424.7 million as of December 31, 2020 primarily attributable to the net proceeds from our US IPO and follow-on offering in

FINANCIAL INFORMATION

2020, and (ii) an increase in accounts receivable, net of allowance, from RMB1,347.5 million as of December 31, 2019 to RMB2,334.9 million as of December 31, 2020 primarily due to our overall business growth, partially offset by an increase in accounts payable from RMB1,254.6 million as of December 31, 2019 to RMB2,057.4 million as of December 31, 2020, which was in line with our increased IDC costs.
Cash and Cash Equivalents
Our cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks or other financial institutions which are unrestricted as to withdrawal or use and have original maturities of less than three months. Our cash and cash equivalents increased from RMB2,023.3 million as of December 31, 2019 to RMB3,424.7 million as of December 31, 2020 primarily attributable to the net proceeds from our US IPO and follow-on offering in 2020, further increased to RMB4,217.5 million (US$661.8 million) as of December 31, 2021 primarily attributable to increases in the proceeds from short-term bank loans and loans from related parties. Our cash and cash equivalents decreased to RMB3,219.4 million (US$507.9 million) as of March 31, 2022, primarily due to our cash outflows in operating activities and investing activities.
Short-term Investments
During the Track Record Period, our short-term investments consisted of cash deposits at fixed rates with original maturities of three to 12 months. Our short-term investments increased from RMB225.4 million as of December 31, 2019 to RMB2,693.0 million as of December 31, 2020 primarily due to our increased deposits of cash at fixed rates, especially upon receipt of proceeds from our US IPO and follow-on offering in 2020. Our short-term investments slightly decreased to RMB2,491.1 million (US$390.9 million) as of December 31, 2021 and to RMB2,348.5 million (US$376.2 million) as of March 31, 2022.
Restricted Cash
Our restricted cash mainly represents the cash reserved in escrow accounts for the purchase consideration in relation to our acquisition of Camelot, cash secured for certain payables to suppliers and advances paid by certain customers to guarantee our performance under certain revenue contracts. Our restricted cash was nil, nil, RMB239.1 million (US$37.5 million) and RMB163.0 million (US$25.7 million) as of December 31, 2019, 2020, 2021 and March 31, 2022, respectively. Our cash reserved for purchase consideration to acquire Camelot that was largely released in May 2022.
Accounts Receivable, Net of Allowance
Our accounts receivable, net of allowance consist primarily of receivables from our customers in consideration for the products and solutions provided by us. Our accounts receivable, net of allowance increased from RMB1,347.5 million as of December 31, 2019 to RMB2,334.9 million as of December 31, 2020, and further to RMB3,571.0 million (US$560.4 million) as of December 31, 2021, primarily due to our overall business growth. Our accounts receivable, net of allowance slightly decreased to RMB3,525.3 million (US$556.1 million) as of March 31, 2022.
The following table sets forth our accounts receivable, net of allowance turnover days for the periods indicated. Accounts receivable, net of allowance turnover days for a period equals the average of the opening and closing accounts receivable including trade receivables included in amounts due from related parties, net of allowance balance divided by the total revenues for that period and multiplied by the number of days in that period.
	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020	2021	2021	2022
	(days)
Average accounts receivable, net of allowance turnover days	97	109	126	135	157

FINANCIAL INFORMATION

The average accounts receivable, net of allowance turnover days increase throughout the Track Record Period, primarily because, with our growing business, we agreed to a more diversified spread of settlement terms with a growing base of customers from a broader range of industry verticals who have different requirements on settlement cycles. The increase of such turnover days from the three months ended March 31, 2021 to the three months ended March 31, 2022 was also attributable to the temporary payment delays caused by the restrictive measures, including lockdowns, of various cities in China, due to the resurgence of COVID-19 in 2022.
The following table sets forth the aging analysis of our accounts receivable, net of allowance as of the dates indicated.
	As of December 31,				As of March 31,
	2019	2020	2021		2022
	RMB	RMB	RMB	US$	RMB	US$
					(unaudited)
	(in thousands)
Accounts receivable, net of allowance
Not yet due	1,158,160	979,843	2,411,907	378,481	1,698,240	267,891
Past due by:
Within 3 months	75,604	1,084,616	478,156	75,033	403,263	63,613
Between 4 months and 6 months	69,616	118,015	202,060	31,708	944,644	149,014
Between 7 months and 1 year	41,254	135,057	371,200	58,249	308,565	48,675
More than 1 year	2,847	17,340	107,652	16,893	170,599	26,911
Total	1,347,481	2,334,871	3,570,975	560,364	3,525,311	556,104
As of June 30, 2022, RMB1,535.8 million, or 44% of our accounts receivable, net of allowance outstanding as of March 31, 2022, had been subsequently settled. Throughout the Track Record Period, we have not experienced material recoverability issues for our accounts receivable. We assess our customers’ credit quality carefully, taking into account their financial position, past experience and other factors. We have in place dedicated internal teams responsible for continually monitoring the credit profiles and operating and financial conditions of our customers and proactively following up on our customers to ensure their payments as scheduled.
Prepayments and Other Assets
Our prepayments and other assets primarily consist of VAT prepayments, individual income tax receivable and payments to suppliers. The following table sets forth details of our prepayments and other assets during the Track Record Period:

FINANCIAL INFORMATION

	As of December 31,				As of March 31,
	2019	2020	2021		2022
	RMB	RMB	RMB	US$	RMB	US$
					(unaudited)
	(in thousands)
Prepayments and Other Assets, Net
Current portion:
Payments to suppliers	15,903	78,621	162,528	25,504	158,622	25,022
Contract costs	12,979	13,882	145,628	22,852	151,153	23,844
Contract assets, net	—	—	550,068	86,318	528,691	83,399
VAT prepayments	360,401	470,567	619,391	97,196	670,080	105,704
Interest receivable	3,114	14,204	21,463	3,368	18,027	2,844
Deferred [REDACTED] costs	11,971	—	—	—	3,313	523
Individual income tax receivable	—	231,377	48,949	7,681	5,669	894
Others	17,570	78,435	138,994	21,811	133,590	21,073
Sub-total	421,938	887,086	1,687,021	264,730	1,669,145	263,303
Non-current portion:
Prepayments for electronic equipment	33,970	8,978	25,388	3,984	20,965	3,307
Others	2,498	2,846	3,678	577	2,852	450
Sub-total	36,468	11,824	29,066	4,561	23,817	3,757
Total	458,406	898,910	1,716,087	269,291	1,692,962	267,060
Our prepayments and other assets increased by 96.1% from RMB458.4 million as of December 31, 2019 to RMB898.9 million in December 31, 2020, primarily due to (i) an increase in individual income tax receivable from nil to RMB231.4 million, which represents amounts due from certain employees related to their individual income taxes arising from exercise and vesting of share-based awards, and (ii) an increase in VAT prepayments from RMB360.4 million to RMB470.6 million, primarily due to the increased deductible VAT driven by our business growth. Our prepayments and other assets further increased by 90.9% to RMB1,716.1 million (US$269.3 million) as of December 31, 2021, primarily due to (i) a significant increase in contract assets, net from nil to RMB550.1 million (US$86.3 million), which represents our rights to consideration for work completed in relation to our services performed but not billed as of December 31, 2021, primarily incurred by Camelot, which we acquired in 2021, (ii) an increase in VAT prepayments from RMB470.6 million to RMB619.4 million (US$97.2 million), primarily due to the increased deductible VAT driven by our overall business growth, and (iii) a significant increase in contract costs from RMB13.9 million to RMB145.6 million (US$22.9 million), which represents the increases of costs incurred in advance of revenue recognition arising from direct and incremental cost related to enterprise cloud services provided, primarily incurred by Camelot. Our prepayments and other assets remained stable from December 31, 2021 to March 31, 2022, being RMB1,716.1 million (US$269.3 million) and RMB1,693.0 million (US$267.1 million) as of each date, respectively.
Property and Equipment, Net
Our property and equipment, net consist primarily of our electronic equipment, construction in progress and data center machinery and equipment. Our property and equipment, net increased from RMB1,721.0 million as of December 31, 2019 to RMB1,956.8 million as of December 31, 2020, and further to RMB2,364.1 million (US$371.0 million) as of December 31, 2021 and RMB2,421.2 million (US$381.9 million) as of March 31, 2022, primarily due to our continued investment in our infrastructure and equipment to support our business growth.

FINANCIAL INFORMATION

Intangible Assets
Our intangible assets consist primarily of customer relationships, trademarks and domain names, software and copyrights and patents and technologies. The following table sets forth details of our intangible assets during the Track Record Period.
	As of December 31,				As of March 31,
	2019	2020	2021		2022
	RMB	RMB	RMB	US$	RMB	US$
					(unaudited)
	(in thousands)
Intangible assets
Customer relationships	—	—	620,100	97,307	620,833	97,934
Patents and technologies	—	—	67,900	10,655	60,900	9,607
Trademarks and domain names	7,041	7,020	497,098	78,006	497,043	78,407
Software and copyrights	6,564	20,807	71,752	11,259	77,800	12,273
Others	4,598	7,469	3,637	571	3,147	496
Sub-total	18,203	35,296	1,260,487	197,798	1,259,723	198,717
Less: accumulated amortization
Customer relationships	—	—	(32,637)	(5,121)	(57,146)	(9,016)
Patents and technologies	—	—	(8,138)	(1,277)	(10,150)	(1,601)
Trademarks and domain names	(2,309)	(3,035)	(20,722)	(3,252)	(33,093)	(5,220)
Software and copyrights	(5,128)	(10,268)	(26,692)	(4,189)	(35,042)	(5,528)
Others	(3,338)	(5,420)	(2,531)	(397)	(2,474)	(390)
Intangible assets, net	7,428	16,573	1,169,767	183,562	1,121,818	176,962
Our net intangible assets increased from RMB7.4 million as of December 31, 2019 to RMB16.6 million as of December 31, 2020, primarily attributable to an increase of software and copyrights from RMB1.4 million to RMB10.5 million, mainly due to our continued investment in technologies to support our business growth. Our net intangible assets further increased to RMB1,169.8 million (US$183.6 million) as of December 31, 2021, primarily attributable to an increase in customer relationship from nil to RMB587.5 million (US$92.2 million) and trademarks and domain names from RMB4.0 million to RMB476.4 million (US$74.8 million), mainly due to our acquisition of Camelot. Our net intangible assets remained stable from December 31, 2021 to March 31, 2022, being RMB1,169.8 million (US$183.6 million) and RMB1,121.8 million (US$177.0 million) as of each date, respectively.
Goodwill
We recorded goodwill of nil, nil, RMB4,625.1 million (US$725.8 million) and RMB4,609.8 million (US$727.2 million) as of December 31, 2019, 2020 and 2021 and March 31, 2022, respectively. During the Track Record Period, our goodwill was recognized from Camelot acquisition, which we acquired in 2021, with our existing business. See “History, Development and Corporate Structure — Acquisition of Camelot” and Note 4 to the consolidated financial statements included in our 2021 20-F and Note 3 to the unaudited interim condensed consolidated financial information set out in Exhibit 99.2 to the Form 6-K.
Lease Liabilities
Our operating leases are mainly related to office space and buildings. Our operating lease liabilities increased from nil as of December 31, 2019 to RMB259.4 million as of December 31, 2020, primarily due to the adoption of ASU No. 2016-02, Leases, on January 1, 2020 by modified retrospective method. Our lease

FINANCIAL INFORMATION

liabilities were RMB266.9 million (US$41.9 million), RMB285.4 million (US$45.0 million) and RMB401.6 million (US$59.5 million) as of December 31, 2021, March 31, 2022 and May 31, 2022, respectively. The increase of lease liabilities from March 31, to May 31, 2022 was primarily due to obtaining new leases.
Accounts Payable
Our accounts payable represent payable to suppliers for their goods and services provided, such as IDC expenses. Our accounts payable increased from RMB1,254.6 million as of December 31, 2019 to RMB2,057.4 million as of December 31, 2020 and further to RMB2,938.6 million (US$461.1 million) as of December 31, 2021, primarily due to our increased IDC costs. Our accounts payable decreased to RMB2,580.7 million (US$407.1 million) as of March 31, 2022, primarily due to our settlement of accounts payables. Our suppliers generally offer us credit terms ranging from 30 days to 180 days.
The following table sets forth our accounts payable turnover days for the periods indicated. Accounts payable turnover days for a period equals the average of the opening and closing accounts payable balance including trade payables included in amounts due to related parties divided by the total cost of revenue for that period and multiplied by the number of days in that period. The average accounts payable turnover days increased throughout the Track Record Period.
	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020	2021	2021	2022
	(days)
Average accounts payable turnover days	98	101	107	119	120
The following table sets forth the aging analysis of our accounts payable as of the dates indicated.
	As of December 31,				As of March 31,
	2019	2020	2021		2022
	RMB	RMB	RMB	US$	RMB	US$
					(unaudited)
	(in thousands)
Accounts payable
Within 3 months	1,018,064	1,446,965	1,340,662	210,379	1,070,161	168,814
Between 4 months and 1 year	158,132	449,649	1,209,146	189,741	1,084,889	171,137
More than 1 year	78,393	160,741	388,824	61,015	425,668	67,147
Total	1,254,589	2,057,355	2,938,632	461,135	2,580,718	407,098
As of June 30, 2022, RMB1,219.1 million, or 47% of our accounts payable outstanding as of March 31, 2022, had been subsequently settled.
Accrued Expenses and Other Current Liabilities
Our accrued expenses and other current liabilities consist primarily of purchases of property and equipment, salary and welfare payable and customer advances. The following table sets forth the breakdown of accrued expenses and other current liabilities as of the dates indicated:

FINANCIAL INFORMATION

	As of December 31,				As of March 31,
	2019	2020	2021		2022
	RMB	RMB	RMB	US$	RMB	US$
					(unaudited)
	(in thousands)
Customer advances	79,608	191,357	378,957	59,467	341,712	53,904
Salary and welfare payable	136,762	117,506	600,775	94,275	534,855	84,371
Purchase of property and equipment	609,363	181,038	759,391	119,165	524,581	82,751
Acquisition of equity investments	15,500	—	—	—	—	—
Accrued expenses	67,027	44,559	116,021	18,206	101,039	15,939
Other tax and surcharges payable	10,608	25,227	91,287	14,325	83,455	13,165
Deferred government grants	7,919	10,321	8,488	1,332	5,339	842
Purchase consideration payable	—	—	148,038	23,230	147,399	23,252
Individual income tax payable	—	231,377	48,949	7,681	2,418	381
Others	22,426	43,989	71,934	11,288	102,395	16,152
Total	949,213	845,374	2,223,840	348,969	1,843,193	290,757
Our accrued expenses and other current liabilities decreased from RMB949.2 million as of December 31, 2019 to RMB845.4 million as of December 31, 2020, and then increased to RMB2,223.8 million (US$349.0 million) as of December 31, 2021. The increase from December 31, 2020 to December 31, 2021 was primarily attributable to the increased payments made for purchase of property and equipment and staff compensation, as well as the purchase consideration payable recorded in 2021 due to our acquisition of Camelot. Our accrued expenses and other current liabilities then decreased to RMB1,843.2 million (US$290.8 million) as of March 31, 2022, primarily due to our settlement of payables for the purchase of property and equipment.
Income Tax Payable
We recorded income tax payable of RMB11.9 million, RMB20.6 million, RMB60.2 million (US$9.4 million) and RMB41.5 million (US$6.5 million) as of December 31, 2019, 2020, 2021 and March 31, 2022, respectively, primarily due to the increase of our taxable income.
Related Party Transactions
Amounts due to related parties
We recorded amounts due to related parties of RMB104.3 million, RMB113.0 million, RMB1,309.3 million (US$205.5 million) and RMB1,238.9 million (US$195.4 million) as of December 31, 2019, 2020, 2021 and March 31, 2022, respectively. The significant increase from RMB113.0 million as of December 31, 2020 to RMB1,309.3 million (US$205.5 million) as of December 31, 2021 was primarily because (i) we entered into a loan agreement with Kingsoft Group for an aggregate principal amount of RMB500.0 million (US$78.5 million) bearing a fixed annual interest rate of 4.65%, which will be repaid in November 2022; and (ii) we entered into several loan agreements with Xiaomi Group which are secured by our electronic equipment. All the balances with related parties except for the loans from Xiaomi Group were unsecured.

FINANCIAL INFORMATION

The below table sets forth the details of our amounts due to related parties.
	As of December 31,				As of March 31,
	2019	2020	2021		2022
	RMB	RMB	RMB	US$	RMB	US$
					(unaudited)
	(in thousands)
Amounts due to related parties
– Kingsoft Group
– Current portion	81,909	80,294	544,376	85,425	543,330	85,708
– Non-current portion	—	—	—	—	—	—
– Xiaomi Group
– Current portion	22,350	32,704	292,059	45,830	281,407	44,391
– Non-current portion	—	—	472,882	74,206	414,152	65,331
Total	104,259	112,998	1,309,317	205,461	1,238,889	195,430
Amounts due from related parties
Our amounts due from related parties during the Track Record Period primarily consisted of account receivables for cloud services we provided to related parties. We recorded amounts due from related parties of RMB134.0 million, RMB210.8 million, RMB212.9 million (US$33.4 million) and RMB317.1 million (US$50.0 million) as of December 31, 2019, 2020, 2021 and March 31, 2022, respectively.
	As of December 31,				As of March 31,
	2019	2020	2021		2022
	RMB	RMB	RMB	US$	RMB	US$
					(unaudited)
	(in thousands)
Amounts due from related parties
Xiaomi Group	63,859	165,568	175,170	27,488	270,138	42,613
Cheetah Group*	1,932	—	—	—	—	—
Kingsoft Group	43,716	45,258	37,731	5,921	46,926	7,402
Senior executives**	24,461	—	—	—	—	—
Total	133,968	210,826	212,901	33,409	317,064	50,015

Note:
*
Cheetah Group ceased to be our related party since 2020.

**
We provided interest-bearing loans to senior executives, which were fully settled in February 2020.

Other Liabilities
Our other liabilities primarily consist of deferred government grants, purchase consideration payable and others. We recorded other liabilities of nil, RMB40.6 million, RMB1,232.7 million (US$193.4 million) and RMB1,239.7 million (US$195.6 million) as of December 31, 2019, 2020, 2021, and March 31, 2022, respectively. The significant increase in our other liabilities from December 31, 2020 to December 31, 2021 was primarily due to the increase in the non-current portion of purchase consideration payable from nil to RMB1,180.5 million (US$185.2 million), which represents the purchase consideration to acquire Camelot to be settled by June 30, 2023, of which the majority is expected to be settled by ordinary shares. See Note 12 to

FINANCIAL INFORMATION

the consolidated financial statements included in 2021 20F and Note 11 to the unaudited interim condensed consolidated financial information set out in Exhibit 99.2 to the Form 6-K.
Bank Loans
Our short-term bank loans increased from nil as of December 31, 2019 to RMB278.5 million as of December 31, 2020, and further increased to RMB1,348.2 million (US$211.6 million) as of December 31, 2021, primarily due to increased bank loans for cash management purposes. Our short-term bank loans remained stable thereafter, being RMB1,491.1 million (US$235.2 million) and RMB1,222.9 million (US$181.3 million) as of March 31, 2022 and May 31, 2022, respectively. All of our short-term bank loans as of December 31, 2019, 2020, 2021, March 31 and May 31, 2022 were unsecured. The weighted average interest rate for the outstanding short-term bank loans as of December 31, 2019, 2020, 2021 and March 31, 2022 was nil, 4.28%, 4.59% and 4.59%, respectively.
In June 2016, we entered into a long-term loan facility for an aggregate principal amount of RMB400.0 million with a bank in Beijing bearing a fixed annual interest rate of 90% of the benchmark five-year lending rate published by the PBOC, guaranteed by Kingsoft Group. See “— Material Related Party Transactions.” Therefore, we recorded RMB174.4 million of secured and guaranteed long-term bank loans as of December 31, 2019, of which the current portion was RMB100.0 million. As a result of our repayment and due date became within 1 year, we had RMB74.4 million of secured and guaranteed long-term bank loans as of December 31, 2020, all of which were recorded as current liabilities. The interest rate for the long-term bank loan as of December 31, 2019 and 2020, was approximately 4.3% and 4.3%, respectively. We repaid the loan in full on July 19, 2021.
As of May 31, 2022, we had utilized RMB1,222.9 million from our secured banking facilities, and RMB382.1 million remained unutilized under our banking facilities. There are no commitment fees and conditions under which lines may be withdrawn associated with our unused facilities.
KEY FINANCIAL RATIOS
The following table sets forth certain of our key financial ratios for the periods indicated.
	For the year ended December 31,			For the Three Months Ended March 31,
	2019	2020	2021	2021	2022
	%	%	%	%	%
Revenue growth	N/A	66.2	37.8	N/A	19.9
Gross profit margin	0.2	5.4	3.9	6.4	3.7
Adjusted gross profit margin (Non-GAAP)*	0.4	5.6	4.1	6.7	3.8

*
For reconciliation of adjusted gross profit margin (Non-GAAP) to gross profit margin, see “— Non-GAAP Financial Measure.”

As a result of our continuous business expansion, our revenue growth rate was 66.2% in 2020 compared to 2019, 37.8% in 2021 compared to 2020 and 19.9% for three months ended March 31, 2022 compared to the same period in 2021. Our adjusted gross profit margin (non-GAAP) increased significantly from 0.4% in 2019 to 5.6% in 2020, primarily resulting from economies of scale and our enhanced efficiency, specifically attributable to (i) increased sales of standardized cloud products and solutions, and (ii) existing customer renewals and cross-sells. Our adjusted gross profit margin (non-GAAP) decreased from 5.6% in 2020 to 4.1% in 2021 primarily because we planned and committed to costs for underlying resources including IDC costs at the beginning of 2021 based on the then foreseeable market demand, while the actual market demand over the course of 2021 turned out to be weaker, mainly resulted from a general demand slowdown in the internet sector of China. Our adjusted gross profit margin (non-GAAP) decreased from 6.7% for the three months ended March 31, 2021 to 3.8% for the three months ended March 31, 2022, primarily because we planned and

FINANCIAL INFORMATION

committed to costs for underlying resources including IDC costs at the beginning of 2021 based on the then foreseeable market demand, while the actual market demand in the first quarter of 2022 remained to be weaker than expected, which mainly resulted from a general demand slowdown in the internet sector of China.
LIQUIDITY AND CAPITAL RESOURCES
Our sources of liquidity primarily consist of net proceeds from the sale and issuance of our shares, including the net proceeds we received from our US IPO and follow-on offering in 2020, and proceeds from financing facilities such as bank loans and related party loans, which have historically been sufficient to meet our working capital and capital expenditure requirements. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks which are unrestricted as to withdrawal or use and have original maturities of less than three months. As of March 31, 2022, we had RMB5,604.0 million (US$884.0 million) in cash and cash equivalents and short-term investment, which included cash deposits at fixed rates. As of March 31, 2022, substantially all of our cash and cash equivalents were located in the PRC and Hong Kong.
We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities, including the net [REDACTED] we expected to receive from the [REDACTED]. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See “Risk Factors — Risks Relating to Our Business and Industry — We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected.”
Additionally, we have historically been loss-making, and we had been generating net operating cash outflows during the Track Record Period. We generated net loss of RMB1,111.2 million, RMB962.2 million and RMB1,591.8 million (US$249.8 million) in 2019, 2020 and 2021, respectively, and RMB382.2 million and RMB554.8 million (US$87.5 million) during three months ended March 31, 2021 and March 31, 2022, respectively. As of March 31, 2022, we had an accumulated deficit of RMB8,012.0 million (US$1,263.9 million). We recorded net operating cash outflows of RMB439.1 million, RMB290.4 million, RMB708.9 million (US$111.2 million) and RMB626.0 million (US$98.8 million) in 2019, 2020, 2021 and three months ended March 31, 2022, respectively. If we are unable to achieve and sustain profitability, or if we experience net operating cash outflows again in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected. See “Risk Factors — Risks Relating to Our Business and Industry — We have a history of net loss and we may not be able to achieve or subsequently maintain profitability.”
Working Capital
Taking into account (i) the financial resources available to us, including a total of RMB5,431.3 million cash resources as of May 31, 2022 (that include cash and cash equivalents and short-term investments), (ii) the portion of the estimated net [REDACTED] from the [REDACTED] expected to be used for working capital and general corporate purposes, (iii) currently available financing facilities and our ability to obtain additional financing facilities, and (iv) our plans to continue to enhance our financial performance, details of which are set out in “Business — Business Sustainability and Path to Profitability,” our Directors believe that we have sufficient working capital for our present requirements and for the next 12 months from the date of this Document.

FINANCIAL INFORMATION

Cash Flows
The following table presents our consolidated cash flow data for the periods presented.
	For the Year Ended December 31,				For the Three Months Ended March 31,
	2019	2020	2021		2021	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)				(unaudited)	(unaudited)
Net cash used in operating activities	(439,132)	(290,433)	(708,869)	(111,236)	(497,151)	(626,008)	(98,750)
Net cash generated from/ (used in) investing activities	883,247	(4,314,003)	(421,623)	(66,162)	(238,180)	(524,766)	(82,780)
Net cash generated from financing activities	64,507	6,124,153	2,212,487	347,187	98,854	97,609	15,397
Net increase/(decrease) in cash, cash equivalents and restricted cash	508,622	1,519,717	1,081,995	169,789	(636,477)	(1,053,165)	(166,133)
Cash, cash equivalents and restricted cash at beginning of the year/period	1,507,071	2,023,263	3,424,674	537,406	3,424,674	4,456,621	703,015
Effect of exchange rate changes on cash, cash equivalents and restricted cash	7,570	(118,306)	(50,048)	(7,854)	5,251	(21,017)	(3,315)
Cash, cash equivalents and restricted cash at end of the year/period	2,023,263	3,424,674	4,456,621	699,341	2,793,448	3,382,439	533,567
During the Track Record Period and up to the Latest Practicable Date, our principal sources of liquidity have been cash generated from financing activities.
Operating Activities
Net cash used in operating activities was RMB626.0 million (US$98.8 million) during the three months ended March 31, 2022. The difference between our net loss of RMB554.8 million (US$87.5 million) and the net cash used in operating activities was mainly due to (i) a decrease in accounts payable of RMB339.3 million (US$53.5 million) primarily driven by our settlement of accounts payables, (ii) a decrease in accrued expenses and other liabilities of RMB138.2 million (US$21.8 million) primarily due to our settlement of payables for purchase of property and equipment, and (iii) a decrease in amounts due from related parties of RMB104.2 million (US$16.4 million) mainly as a result of our related parties increased payments to settle such amounts, partially offset by the depreciation and amortization of RMB287.5 million (US$45.3 million).
Net cash used in operating activities was RMB708.9 million (US$111.2 million) in 2021. The difference between our net loss of RMB1,591.8 million (US$249.8 million) and the net cash used in operating activities was mainly due to (i) depreciation and amortization of RMB855.6 million (US$134.3 million) primarily in connection with our property and equipment, (ii) an increase in accounts payable of RMB593.4 million (US$93.1 million), which was in line with our increased cost of revenues, and (iii) share-based compensation of RMB434.4 million (US$68.2 million) to our employees, partially offset by an increase in accounts receivable of RMB947.8 million (US$148.7 million) primarily due to our overall business growth.
Net cash used in operating activities was RMB290.4 million in 2020. The difference between our net loss of RMB962.2 million and the net cash used in operating activities was mainly due to (i) an increase in accounts payable of RMB804.2 million, which was in line with our increased IDC costs, (ii) depreciation and

FINANCIAL INFORMATION

amortization of RMB758.0 million primarily in connection with our property and equipment and (iii) share-based compensation of RMB330.1 million to our employees, partially offset by an increase in accounts receivable of RMB1,024.1 million primarily due to our overall business growth.
Net cash used in operating activities was RMB439.1 million in 2019. The difference between our net loss of RMB1,111.2 million and the net cash used in operating activities was mainly due to (i) depreciation and amortization of RMB604.6 million primarily attributable to our increased investment in property and equipment, (ii) an increase in accounts payable of RMB533.8 million, which was in line with our increased IDC costs, and (iii) share-based compensation of RMB121.3 million to our employees, partially offset by an increase in accounts receivable of RMB823.0 million primarily due to our overall business growth.
Investing Activities
Net cash used in investing activities was RMB524.8 million (US$82.8 million) during the three months ended March 31, 2022, which was mainly attributable to (i) purchase of short-term investments of RMB861.0 million (US$135.8 million) and (ii) purchase of property and equipment of RMB621.0 million (US$98.0 million).
Net cash used in investing activities was RMB421.6 million (US$66.2 million) in 2021, which was mainly attributable to (i) purchase of short-term investments of RMB2,568.3 million (US$403.0 million) and (ii) purchase of property and equipment of RMB723.3 million (US$113.5 million), partially offset by proceeds from maturities of short-term investments of RMB2,720.2 million (US$426.9 million).
Net cash used in investing activities in 2020 was RMB4,314.0 million, which was mainly attributable to (i) purchase of short-term investments of RMB5,607.7 million and (ii) purchase of property and equipment of RMB1,559.9 million, partially offset by proceeds from maturities of short-term investments of RMB2,891.6 million.
Net cash generated from investing activities in 2019 was RMB883.2 million, which was mainly attributable to the proceeds from maturities of short-term investments of RMB3,107.6 million, partially offset by (i) purchases of short-term investments of RMB1,112.0 million and (ii) the purchase of property and equipment of RMB999.5 million.
Financing Activities
Net cash generated from financing activities was RMB97.6 million (US$15.4 million) during the three months ended March 31, 2022, which was mainly attributable to proceeds from short-term bank loans of RMB173.0 million (US$27.3 million).
Net cash generated from financing activities was RMB2,212.5 million (US$347.2 million) in 2021, which was mainly attributable to (i) proceeds from short-term bank loans of RMB1,540.2 million (US$241.7 million), (ii) proceeds from loans due to related parties of RMB1,192.5 million (US$187.1 million), partially offset by repayment of short-term bank loans of RMB496.7 million (US$77.9 million).
Net cash generated from financing activities in 2020 was RMB6,124.2 million, which was mainly attributable to (i) proceeds from our US IPO, net of offering costs of RMB3,933.4 million, (ii) proceeds from follow-on offering, net of offering costs of RMB1,876.3 million, partially offset by repayment of long-term bank loans of RMB100.0 million, (iii) proceeds from short-term bank loans of RMB278.5 million, and (iv) proceeds from redeemable convertible preferred shares, net of issuance costs of RMB124.7 million.
Net cash generated from financing activities in 2019 was RMB64.5 million, which was mainly attributable to the proceeds from redeemable convertible preferred shares, net of issuance costs, of RMB349.4 million, partially offset by (i) the repayment of a loan due to Kingsoft Group of RMB225.0 million and (ii) the repayment of a long-term bank loan of RMB80.8 million.

FINANCIAL INFORMATION

CAPITAL EXPENDITURES
Our capital expenditures are incurred primarily in connection with purchases of property and equipment and intangible assets. Our capital expenditures were RMB999.7 million, RMB1,591.6 million, RMB735.4 million (US$115.4 million), RMB213.4 million and RMB622.4 million (US$98.2 million) in 2019, 2020, 2021, the three months ended March 31, 2021 and the three months ended March 31, 2022, respectively. Our purchases of property and equipment were RMB999.5 million, RMB1,559.9 million, RMB723.3 million (US$113.5 million), RMB212.2 million and RMB621.0 million (US$98.0 million), accounting for 100.0%, 98.0%, 98.4%, 99.4% and 99.8% of our capital expenditures in 2019, 2020, 2021, the three months ended March 31, 2021 and the three months ended March 31, 2022, respectively. For our future commitments for capital expenditure, see “— Contractual Obligations.”We intend to fund our future capital expenditures with an existing cash balance, cash generated from operating activities, expected net [REDACTED] from the [REDACTED]. We will continue to make capital expenditures to meet the expected growth of our business.
RECONCILIATION BETWEEN U.S. GAAP AND IFRS
It should be noted that the consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. The effects of material differences between our Historical Financial Information prepared under U.S. GAAP and IFRS are as follows:
Reconciliation of net loss attributable to ordinary shareholders of Kingsoft Cloud Holdings Limited in the consolidated statements of comprehensive profit or loss
	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020	2021	2021	2022
	RMB	RMB	RMB	RMB	RMB
				(unaudited)	(unaudited)
	(in thousands)
Net loss attributable to ordinary shareholders as reported under U.S. GAAP	(1,160,924)	(982,027)	(1,588,712)	(382,464)	(553,249)
IFRS adjustments
Preferred Shares	(612,234)	(286,270)	—	—	—
Operating leases	(230)	(7,401)	(5,217)	(3,935)	(894)
Equity investments	(4,825)	(11,033)	(46,156)	2,238	(5,484)
Share-based compensation	11,385	16,728	6,561	1,180	(167)
Issuance costs	(8,920)	(11,745)	—	—	(2,949)
Provision for credit losses	6,634	(4,645)	—	—	—
Net loss attributable to ordinary shareholders as reported under IFRS	(1,769,114)	(1,286,393)	(1,633,524)	(382,981)	(562,743)

FINANCIAL INFORMATION

	As of December 31,			As of March 31,
	2019	2020	2021	2021	2022
	RMB	RMB	RMB	RMB	RMB
				(unaudited)	(unaudited)
	(in thousands)
Total shareholders’ (deficit) equity as reported under U.S. GAAP	(4,197,259)	8,240,050	11,492,423	8,050,216	11,016,391
IFRS adjustments
Preferred Shares	794,689	—	—	—	—
Operating leases	(223)	(7,629)	(12,842)	(11,564)	(13,735)
Equity investments	(4,825)	(15,858)	(62,014)	(13,620)	(67,498)
Share-based compensation	—	—	—	—	—
Issuance costs	(9,003)	—	—	—	(2,945)
Provision for credit losses	(1,039)	(5,684)	—	—	—
Total shareholders’ (deficit) equity as reported under IFRS	(3,417,660)	8,210,879	11,417,567	8,025,032	10,932,213
Preferred shares
Under U.S. GAAP, SEC guidance provides for mezzanine-equity (temporary equity) category for financial instruments that are not mandatorily redeemable in addition to the financial liability and permanent equity categories. The Company classified the convertible preferred shares and redeemable convertible preferred shares as mezzanine equity in the consolidated balance sheets, net of issuance costs, and recognized accretion to the respective redemption value.
Under IFRSs, the redeemable convertible preferred shares are split and accounted for as follows: (i) financial liability stated at amortized cost for the host financial liability; (ii) derivative financial liability measured at fair value with changes in fair value through profit or loss for the conversion rights; and (iii) the residual amount recorded in equity.
Under U.S. GAAP, the Company does not recognize a receivable for share subscription before these proceeds are received, while under IFRS, the Company recognizes a receivable upon issuance of the shares.
Operating leases
Under U.S. GAAP, the Group adopted ASC 842 from January 1, 2020, while under IFRS, the Group adopted IFRS 16 from January 1, 2019. Accordingly, the reconciliation represents timing difference in the operating leases to reflect the effect of adoption of IFRS 16 in the year ended December 31, 2019.
Under ASC 842, the Group remeasures lease liabilities for operating leases at the present value of the remaining lease payments, while right-of-use assets are remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP results in straight line expense being incurred over the lease term.
Under IFRS 16, the amortization of right-of-use assets is on a straight-line basis while interest expenses related to lease liabilities are measured on the basis that the lease liabilities are measured at amortized cost, which would generally result in more expense recorded in the earlier years of the lease.
Equity investments
Equity investments primarily comprise of investments that are not in-substance common stock. Under U.S. GAAP, if such investments do not have readily determinable fair value and do not qualify for the existing

FINANCIAL INFORMATION

practical expedient in ASC 820 to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure all its investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.
Under IFRSs, investments over which the Group is in a position to exercise significant influence or has joint control are stated in the consolidated balance sheets at the Group’s share of net assets under the equity method of accounting, less any impairment losses.
Share-based compensation
Under U.S. GAAP, the Group elected to account for forfeitures as they occur.
Under IFRSs, the share-based compensation expenses for the share options and restricted share units that have satisfied the service condition were recorded with the likelihood of the conditions being met and assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest.
Issuance costs
Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds from the offering.
Under IFRSs, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the [REDACTED] in profit or loss.
Provision for credit losses
Under U.S. GAAP, the Group adopted ASC 326 from January 1, 2021, while under IFRSs, the Group has adopted IFRS 9 from January 1, 2018. Accordingly, the reconciliation represents timing difference in the credit losses to reflect the effect of IFRS 9 in the year ended December 31, 2019 and 2020.
INDEBTEDNESS
Borrowings
For our loans from banks, see “— Discussion of Selected Items from the Consolidated Balance Sheets — Bank Loans.”
Our loans from related parties were nil, nil, RMB1,209.1 million (US$189.7 million), RMB1,152.7 million (US$181.8 million) and RMB1,105.7 million (US$163.9 million) as of December 31, 2019, 2020, 2021 and March 31, 2022 and May 31, 2022, respectively, which were recorded as amounts due to related parties. See “— Discussion of Selected Items from the Consolidated Balance Sheets — Related Party Transactions — Amounts due to related parties.”
Lease Liabilities
See “— Discussion of Selected Items from the Consolidated Balance Sheets — Lease Liabilities.”
Other Indebtedness
As of December 31, 2021, March 31, 2022 and May 31, 2022, the purchase consideration payable to acquire Camelot were RMB1,328.5 million (US$208.5 million), RMB1,334.8 million (US$210.6 million) and RMB1,217.1 million (US$180.4 million), respectively.

FINANCIAL INFORMATION

Contingent Liabilities
We did not have any material contingent liabilities as of December 31, 2019, 2020 and 2021, March 31, 2022 and May 31, 2022.
Save as otherwise disclosed under sections headed “— Indebtedness” and “— Contractual Obligations,” we did not have any outstanding loan, capital issued or agreed to be issued, debt securities, mortgages, charges, debentures, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, hire purchase commitments or other contingent liabilities as of May 31, 2022, being the latest practicable date for our indebtedness statement.
CONTRACTUAL OBLIGATIONS
As of December 31, 2019, we had commitments for the construction of an exhibition hall of RMB21.6 million, which were scheduled to be paid within one year. As of December 31, 2020, we had commitments for the construction of a data center of RMB110.8 million, which were scheduled to be paid within one year. As of December 31, 2021, we had commitments for the construction of such data center of RMB46.4 million (US$7.3 million), which were scheduled to be paid within one year. As of March 31, 2022, we had commitments for the construction of such data center of RMB34.3 million (US$5.4 million), which were scheduled to be paid within one year.
OFF-BALANCE SHEET ARRANGEMENTS
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
MATERIAL RELATED PARTY TRANSACTIONS
We enter into transactions with our related parties from time to time. Our Directors are of the view that each of the related party transactions set out in Note 20 to the consolidated financial statements included in our 2021 20-F and Note 18 the unaudited interim condensed consolidated financial information set out in Exhibit 99.2 to the Form 6-K was conducted in the ordinary course of business on an arm’s length basis and with normal commercial terms between the relevant parties. Our Directors are also of the view that our related party transactions during the Track Record Period would not distort our track record results or cause our historical results to become non-reflective of our future performance. For details of the balances with related parties categorized based on trade and non-trade nature, see Note 20 to the consolidated financial statements included in our 2021 20-F and Note 18 the unaudited interim condensed consolidated financial information set out in Exhibit 99.2 to the Form 6-K.
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
Concentration of Credit Risk
Assets that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and contract assets. We expect that there is no significant credit risk associated with cash and cash equivalents, restricted cash, and short-term investments, which were held by reputable financial institutions in the jurisdictions where we, our subsidiaries and Consolidated Affiliated Entities are located. We believe that it is not exposed to unusual risks as these financial institutions have high credit quality.

FINANCIAL INFORMATION

Accounts receivable and contract assets are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2019, 2020, 2021 and March 31, 2022, we had two customers with a receivable balance exceeding 10% of the total accounts receivable balance, respectively. As of December 31, 2021, we had one customer, with a contract asset balance exceeding 10% of the total contract asset balance. As of March 31, 2022, no individual customer accounted for more than 10% of the total contract assets balance. The risk with respect to accounts receivable and contract assets is mitigated by credit evaluations we perform on our customers and our ongoing monitoring process of outstanding balances.
Business, Customer, Political, Social and Economic Risks
We participate in a dynamic and competitive high technology industry and believe that changes in any of the following areas could have a material adverse effect on our future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; new trends in new technologies and industry standards; control of telecommunications infrastructures by local regulators and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with our ability to attract and retain employees necessary to support our growth. Our operations could be adversely affected by significant political, economic and social uncertainties in the PRC.
Our top five customers in aggregate accounted for 65.7%, 61.5%, 50.5% and 48.2% of our total revenues in 2019, 2020, 2021 and the three months ended March 31, 2022, respectively. Our largest customer in each year during the Track Record Period accounted for proximately 30.9%, 28.1%, 21.9% and 17.9% of our total revenue for 2019, 2020, 2021 and the three months ended March 31, 2022, respectively.
Currency Convertibility Risk
We transact a majority of our business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.
Foreign Currency Exchange Rate Risk
From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For the RMB against the U.S. dollar, there was depreciation of approximately 1.3% during the year ended December 31, 2019, appreciation of approximately 6.3%, 2.3% and 0.5% during the years ended December 31, 2020, 2021 and the three months ended March 31, 2022, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.
FINANCIAL INFORMATION OF CAMELOT
In September 2021, we completed the acquisition of Camelot, which mainly engaged in digital solutions and services for enterprise customers. The acquisition is expected to further develop our enterprise cloud services. The total purchase consideration was RMB5,290.6 million (US$830.2 million), which consisted of cash consideration of RMB752.0 million (US$118.0 million) and equity consideration of RMB4,538.6 million (US$712.2 million). See Note 4 to the consolidated financial statements included in our 2021 20-F and Note 3 to the unaudited interim condensed consolidated financial information set out in Exhibit 99.2 to the Form 6-K.

FINANCIAL INFORMATION

Set out below is selected pre-acquisition financial information of Camelot for the years ended December 31, 2019 and 2020, and the period from January 1, 2021 to September 3, 2021 in accordance with U.S. GAAP.
Principal Components of Statement of Comprehensive Income
The following table summarizes the statement of comprehensive income of Camelot for the periods indicated:
	For the year ended December 31,		For the period from January 1 to September 3, 2021
	2019	2020
	RMB (in thousands)
Revenue	1,647,644	1,676,022	1,288,720
Cost of revenue	(1,277,463)	(1,261,748)	(1,016,439)
Gross profit	370,181	414,274	272,281
Selling and marketing expenses	(43,835)	(66,275)	(37,646)
General and administrative expenses	(131,462)	(143,968)	(133,535)
Research and development expenses	(82,860)	(87,535)	(40,148)
Operating income	112,024	116,496	60,952
Interest income	1,434	2,034	2,105
Interest expense	(3,669)	(2,584)	(476)
Foreign exchange gain (loss)	7,530	(5,275)	(18,787)
Other income, net	10,117	12,741	6,018
Profit before income taxes	127,436	123,412	49,812
Income tax expense	(17,652)	(14,228)	(4,528)
Net income	109,784	109,184	45,284
Revenue
Leveraging its research and development capabilities, Camelot primarily offers enterprises digital solutions and related services, which are categorized under enterprise cloud services after our consolidation of Camelot’s results. Camelot generally charges its customers service fees on a project basis based on performance completion. In 2019, 2020 and the period from January 1 to September 3, 2021, Camelot’s revenues were generally stable, being RMB1,647.6 million, RMB1,676.0 million and RMB1,288.7 million, respectively.
Cost of revenue
Camelot’s cost of revenue primarily represents staff compensation incurred to provide enterprises digital solutions and related services to its customers. In 2019, 2020 and the period from January 1 to September 3, 2021, Camelot’s cost of revenue generally remained stable, being RMB1,277.5 million, RMB1,261.7 million and RMB1,016.4 million, respectively, in line with the revenues.
Selling and marketing expenses
Camelot’s selling and marketing expenses primarily consisted of staff expenses, including salaries, commissions, bonuses and benefits paid to sales and marketing personnel, share-based compensation, and miscellaneous expenses related to sales and marketing activities. Camelot’s selling and marketing expenses were RMB43.8 million, RMB66.3 million and RMB37.6 million in 2019, 2020 and the period from January 1

FINANCIAL INFORMATION

to September 3, 2021. The increase of selling and marking expenses from 2019 to 2020 was primarily because of the increase in staff compensation to sales and marketing personnel.
General and administrative expenses
Camelot’s general and administrative expenses primarily consisted of staff expenses, including salaries, commissions, bonuses and benefits paid to general and administrative personnel, share-based compensation, and miscellaneous expenses such as lease expenses for office space. Camelot’s general and administrative expense were RMB131.5 million, RMB144.0 million and RMB133.5 million in 2019, 2020 and the period from January 1 to September 3, 2021. The increase of general and administrative expenses from 2019 to 2020 was primarily because of the increase in staff expenses to general and administrative personnel.
Research and development expenses
Camelot’s research and development expenses primarily consisted of staff costs and technology service fees paid to third-parties. Camelot’s research and development expenses were RMB82.9 million, RMB87.5 million and RMB40.1 million in 2019, 2020 and the period from January 1 to September 3, 2021.
Operating income
As a result of the foregoing, Camelot had operating income of RMB112.0 million, RMB116.5 million and RMB61.0 million in 2019, 2020 and the period from January 1 to September 3, 2021, respectively.
Net income
Camelot had net income of RMB109.8 million, RMB109.2 million and RMB45.3 million, in 2019, 2020 and the period from January 1 to September 3, 2021, respectively. The difference between Camelot’s operating income and net income was primarily attributable to foreign exchange gain (loss) and income tax expense.
Camelot had foreign exchange gain of RMB7.5 million in 2019, foreign exchange loss of RMB5.3 million and RMB18.8 million in 2020 and the period from January 1 to September 3, 2021, respectively. The fluctuations in Camelot’s foreign exchange gain (loss) were primarily due to the fluctuations in exchange rates. Camelot had income tax expense of RMB17.7 million, RMB14.2 million, and RMB4.5 million in 2019, 2020 and the period from January 1 to September 3, 2021, respectively.
Liquidity and Capital Resources
In 2019, 2020 and the period from January 1 to September 3, 2021, Camelot had funded its working capital primarily from cash generated from its business operations. As of December 31, 2019, 2020 and September 2021, Camelot’s cash and cash equivalents were RMB474.2 million, RMB674.4 million and RMB618.4 million, respectively.
Cash flows
The following table sets forth selected cash flow statement information of Camelot for the periods indicated:

FINANCIAL INFORMATION

	For the year ended December 31,		For the period from January 1 to September 3, 2021
	2019	2020
	RMB (in thousands)
Net cash generated from (used in) operating activities	110,329	245,993	(47,481)
Net cash used in investing activities	(5,837)	(2,850)	(3,199)
Net cash (used in) generated from financing activities	(25,045)	(31,032)	10,000
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	6,673	(7,586)	(18,676)
Net increase (decrease) in cash and cash equivalents, and restricted cash	79,447	212,111	(40,680)
Cash and cash equivalents, and restricted cash at beginning of year/ period	388,276	474,396	678,921
Cash and cash equivalents, and restricted cash at end of year/period	474,396	678,921	619,565
Cash flows from operating activities
For the year ended December 31, 2019, Camelot had net cash flows generated from operating activities of RMB110.3 million, which was primarily attributable to its net income of RMB109.8 million for the same period, adjustments for non-cash and non-operating items, and changes in operating assets and liabilities. The adjustments for non-cash and non-operating items primarily reflected share-based compensation of RMB12.7 million, partially offset by RMB7.5 million of foreign exchange gain. Changes in operating assets and liabilities primarily reflected (i) a decrease in accounts receivable of RMB34.6 million, and (ii) an increase in accrued expenses and other current liabilities of RMB34.1 million, partially offset by (i) an increase of prepayment and other assets of RMB20.9 million, (ii) a decrease of accounts payable of RMB23.5 million, and (iii) a decrease of amounts due to related parties of RMB28.0 million.
For the year ended December 31, 2020, Camelot had net cash flows generated from operating activities of RMB246.0 million, which was primarily attributable to its net income of RMB109.2 million for the same period, adjustments for non-cash and non-operating items, and changes in operating assets and liabilities. The adjustments for non-cash and non-operating items primarily reflected share-based compensation of RMB49.7 million. Changes in operating assets and liabilities primarily reflected (i) a decrease in accounts receivable of RMB55.3 million, (ii) an increase in accrued expenses and other current liabilities of RMB58.0 million, partially offset by (i) an increase in prepayment and other assets of RMB24.4 million, and (ii) a decrease in accounts payable of RMB12.4 million.
For the period from January 1 to September 3, 2021, Camelot had net cash flow used in operating activities of RMB47.5 million, which was primarily attributable to its net income of RMB45.3 million for the same period, adjustments for non-cash and non-operating items, and changes in operating assets and liabilities. The adjustments for non-cash and non-operating items primarily reflected (i) foreign exchange loss of RMB18.8 million, (ii) non-cash operating lease expense of RMB9.9 million, and (iii) provision for credit losses of RMB10.4 million, partially offset by deferred taxes of RMB11.5 million. Changes in operating assets and liabilities primarily reflected (i) an increase in prepayment and other assets of RMB105.5 million, and (ii) an increase in accounts receivable of RMB36.3 million, partially offset by an increase in accrued expenses and other current liabilities of RMB54.4 million.
Cash flows from investing activities
Camelot’s net cash flows used in investing activities were RMB5.8 million, RMB2.9 million and RMB3.2 million in 2019, 2020 and the period from January 1 to September 3, 2021, respectively, primarily attributable to purchases of property and equipment, being RMB4.9 million, RMB2.9 million and RMB2.8 million in the same periods, respectively.

FINANCIAL INFORMATION

Cash flows from financing activities
Camelot’s net cash flows used in financing activities were RMB25.0 million and RMB31.0 million in 2019 and 2020, respectively, primarily reflecting its repayment of short-term bank loans of RMB110.0 million and RMB107.9 million, partially offset by proceeds from short-term bank loans of RMB85.0 million and RMB69.0 million, for the same years, respectively. Camelot’s net cash flows generated from financing activities were RMB10.0 million for the period from January 1 to September 3, 2021, primarily reflecting its proceeds from short-term bank loans of RMB20.0 million, offset by repayment of short-term bank loans of RMB10.0 million in the same period.
Current Assets and Liabilities
The following table sets forth the components of Camelot’s current assets and liabilities as of the dates indicated:
	As of December 31,		As of September 3, 2021
	2019	2020
	RMB (in thousands)
Current assets
Cash and cash equivalents	474,185	674,444	618,439
Restricted cash	211	4,477	1,126
Accounts receivable, net of allowance	289,241	233,734	260,877
Prepayments and other current assets	538,848	551,843	652,609
Total current assets	1,302,485	1,464,498	1,533,051
Current liabilities
Accounts payable	139,678	127,312	110,142
Accrued expenses and other liabilities	542,258	598,546	651,755
Short-term bank loans	48,930	10,000	20,000
Income tax payable	7,495	16,836	13,427
Amounts due to related parties	27,952	25,432	16,345
Current operating lease liabilities	—	9,911	12,168
Total current liabilities	766,313	788,037	823,837
Net current assets	536,172	676,461	709,214
Camelot’s net current assets increased from RMB536.2 million as of December 31, 2019 to RMB676.5 million as of December 31, 2020, primarily attributable to (i) an increase in cash and cash equivalents from RMB474.2 million to RMB674.4 million, and (ii) a decrease in short-term bank loans from RMB48.9 million to RMB10.0 million, partially offset by (i) a decrease in net accounts receivable from RMB289.2 million to RMB233.7 million, and (ii) an increase in accrued expenses and other liabilities from RMB542.3 million to RMB598.5 million.
Camelot’s net current assets increased from RMB676.5 million as of December 31, 2020 to RMB709.2 million as of September 3, 2021, primarily attributable to (i) an increase in prepayments and other assets from RMB551.8 million to RMB652.6 million, (ii) an increase in net accounts receivable from RMB233.7 million to RMB260.9 million, partially offset by (i) a decrease in cash and cash equivalents from RMB674.4 million to RMB618.4 million, and (ii) an increase in accrued expenses and other liabilities from RMB598.5 million to RMB651.8 million.

FINANCIAL INFORMATION

Cash and cash equivalents
Camelot’s cash and cash equivalents primarily consisted of cash on hand and time deposits. As of December 31, 2019 and 2020 and September 3, 2021, Camelot’s cash and cash equivalents were RMB474.2 million, RMB674.4 million and RMB618.4 million, respectively. The increase of cash and cash equivalents from December 31, 2019 to December 31, 2020 was primarily attributable to Camelot’s increase of net cash flows generated from operating activities from RMB110.3 million to RMB246.0 million as of the same dates, respectively.
Restricted cash
Camelot’s restricted cash primarily consisted of advances paid by certain customers to guarantee Camelot’s performance under certain revenue contracts. As of December 31, 2019 and 2020 and September 3, 2021, Camelot’s restricted cash were RMB0.2 million, RMB4.5 million and RMB1.1 million, respectively.
Accounts receivables
Camelot’s accounts receivables primarily consisted of receivables from Camelot’s customers in consideration for the solutions and services provided. As of December 31, 2019 and 2020 and September 3, 2021, Camelot’s net accounts receivables were RMB289.2 million, RMB233.7 million and RMB260.9 million, respectively.
Prepayments and other assets
Camelot’s prepayments and other assets primarily consisted of (i) contract assets, representing Camelot’s rights to consideration for work completed in relation to its services performed but not billed at the report date, and (ii) contract costs, representing costs incurred in advance of revenue recognition arising from direct and incremental costs related to enterprise digital solution services provided. As of December 31, 2019, 2020 and September 3, 2021, Camelot’s prepayments and other assets were RMB538.8 million, RMB551.8 million and RMB652.6 million, respectively.
Accounts payable
Camelot’s accounts payable represent payable to suppliers for their services provided. As of December 31, 2019 and 2020 and September 3, 2021, Camelot’s accounts payable was RMB139.7 million, RMB127.3 million and RMB110.1 million, respectively.
Accrued expenses and other liabilities
Camelot’s accrued expenses and other liabilities primarily consisted of (i) salary and welfare payable, (ii) customer advances, representing contract liabilities for rendering services, and (iii) accrued expenses. As of December 31, 2019, 2020 and September 3, 2021, Camelot’s accrued expenses and other liabilities were RMB542.3 million, RMB598.5 million and RMB651.8 million, respectively.
Short-term bank loans
Camelot’s short-term bank loans were RMB48.9 million, RMB10.0 million and RMB20.0 million as of December 31, 2019 and 2020 and September 3, 2021, respectively.
In July, September and October 2019, Camelot entered into three short-term bank loans facilities with a bank in Beijing for an aggregate principle amount of RMB48.9 million. The weighted average interest rate for the outstanding short-term bank loans as of December 31, 2019 was 5.22%. Camelot fully repaid the loans on April 13, 2020, July 13, 2020 and August 18, 2020, respectively.
In August and September 2020, Camelot entered into two short-term bank loans facilities with a bank in Beijing for an aggregate principle amount of RMB10.0 million. The weighted average interest rate for the outstanding short-term bank loans as of December 31, 2020 was 4.79%. Camelot fully repaid the loans on January 12, 2021.

FINANCIAL INFORMATION

In March 2021, Camelot entered into one short-term bank loan facility with a bank in Beijing for an aggregate principle amount of RMB20.0 million. The weighted average interest rate for the outstanding short-term bank loan as of September 3, 2021 was 4.79%.
Income tax payable
Camelot’s income tax payables were RMB7.5 million, RMB16.8 million and RMB13.4 million as of December 31, 2019 and 2020 and September 3, 2021, respectively.
Accounts due to related parties
Camelot’s accounts due to related parties were RMB28.0 million, RMB25.4 million and RMB16.3 million as of December 31, 2019 and 2020 and September 3, 2021, respectively.
Current operating lease liabilities
Camelot’s current operating lease liabilities consisted of liabilities for lease contracts for office spaces and buildings due within 12 months as of the relevant dates. As of December 31, 2019 and 2020 and September 3, 2021, Camelot’s current operating lease liabilities were nil, RMB9.9 million and RMB12.2 million, respectively.
RECENT ACCOUNTING PRONOUNCEMENTS
For detailed discussion on recent accounting pronouncements, see Note [2] to the unaudited interim condensed financial information set out in Exhibit 99.2 to the Form 6-K.
DISTRIBUTABLE RESERVES
As of March 31, 2022, we did not have any distributable reserves.
[REDACTED] EXPENSES
Based on the [REDACTED] of HK$[REDACTED], the total [REDACTED] expenses (including [REDACTED] commissions) payable by our Company are estimated to be approximately RMB[REDACTED] million (equivalent to approximately US$[REDACTED] million), including (i) [REDACTED] related expenses of approximately RMB[REDACTED] million, and (ii) non-[REDACTED] related expenses of approximately RMB[REDACTED] million, which consist of fees and expenses of legal advisers and accountants of approximately RMB[REDACTED] million and other fees and expenses of approximately RMB[REDACTED] million, assuming the [REDACTED] is not exercised. These [REDACTED] expenses mainly comprise professional fees paid and payable to the professional parties, and commissions payable to the [REDACTED], for their services rendered in relation to the [REDACTED] and the [REDACTED].
As of March 31, 2022, we have incurred RMB[REDACTED] (US$[REDACTED]) of [REDACTED] expenses for the [REDACTED], of which [REDACTED] was charged to our consolidated statements of comprehensive income and RMB[REDACTED] (US$[REDACTED]) was recorded as prepayment in the consolidated balance sheets will be accounted for as a deduction from our equity upon the [REDACTED]. We estimate that an additional [REDACTED] expenses of RMB[REDACTED] (US$[REDACTED]) (including [REDACTED] commissions of RMB [REDACTED] (US$[REDACTED]), assuming the [REDACTED] is not exercised and based on an [REDACTED] of [REDACTED]) will be further incurred, of which RMB[REDACTED] (US$[REDACTED]) is expected to be charged to our consolidated statement of comprehensive income and RMB[REDACTED] (US$[REDACTED]) is expected to be charged against equity upon the [REDACTED].
NO MATERIAL ADVERSE CHANGE
Our Directors confirm that, as of the Latest Practicable Date, there has been no material adverse change in our financial or trading position, indebtedness, mortgage, contingent liabilities, guarantees or prospects

FINANCIAL INFORMATION

since March 31, 2022, the end of the period reported on the unaudited interim condensed consolidated financial information included in Exhibit 99.2 to the Form 6-K.
DISCLOSURE REQUIRED UNDER THE LISTING RULES
We confirm that, as of the Latest Practicable Date, there were no circumstances that would give rise to disclosure required under Rules 13.13 to 13.19 of the Listing Rules.

CONNECTED TRANSACTIONS

The following section sets forth supplemental information concerning connected transactions pursuant to the Listing Rules, and is incorporated by reference into the registration statement on Form F-3 (File No. 333- 260181) filed with the SEC on October 12, 2021.

We have entered into certain agreements with parties that will be our connected persons. Following the [REDACTED], the transactions contemplated under such agreements will constitute our continuing connected transactions under the Listing Rules.
We will continue to be subject to and regulated by the rules of the SEC and Nasdaq and other applicable U.S. laws and regulations so long as the ADSs are publicly traded on the Nasdaq. The requirements of the Listing Rules relating to connected transactions are different in many aspects from comparable rules in the U.S. In particular, the definition of a connected person under the Listing Rules is different from the definition of related parties under the SEC and Nasdaq rules. Therefore, a connected transaction as defined under the Listing Rules may or may not constitute a related party transaction under applicable SEC and Nasdaq rules, and vice versa.
Details of the continuing connected transactions of the Group following the [REDACTED] are set out below.
SUMMARY OF OUR CONNECTED PERSONS
Following the [REDACTED], the following parties, which have entered into certain written agreements with our Group, will be connected persons of our Group:
Name of Connected Person	Connected Relationship
Kingsoft Corporation	Kingsoft Corporation is our controlling shareholder within the meaning under the Listing Rules
Xiaomi	Xiaomi is a substantial shareholder of our Company as of the Latest Practicable Date
Mr. Lei Jun, our non-executive Director and Chairman, is the controlling shareholder of Xiaomi. Xiaomi is therefore a connected person of our Company
SUMMARY OF CONTINUING CONNECTED TRANSACTIONS
				Proposed annual cap for the year ending December 31,
No.	Transactions	Applicable Listing Rules	Waiver(s) sought	2022	2023	2024
				(RMB in millions)
Fully-exempt continuing connected transactions
1.	Intellectual Property Licenses	14A.35, 14A.53, 14A.76(1) and 14A.105	N/A	N/A	N/A	N/A
Partially-exempt continuing connected transactions
2.	Framework Agreement with Kingsoft Corporation	14A.35, 14A.53, 14A.76(2) and 14A.105	Waiver from strict compliance with announcement requirement	Provision of services to Kingsoft Group
				213.1	265.3	330.5
				Services provided by Kingsoft Group
				17.3	18.2	18.5

CONNECTED TRANSACTIONS

				Proposed annual cap for the year ending December 31,
No.	Transactions	Applicable Listing Rules	Waiver(s) sought	2022	2023	2024
				(RMB in millions)
Non-exempt continuing connected transactions
3.	Framework Agreement with Xiaomi	14A.35, 14A.36, 14A.52, 14A.53 and 14A.105	Waiver from announcement, independent shareholders’ approval, circular, annual cap, and limiting the term to three years	Provision of services to Xiaomi Group
				1063.8	1,277.5	1,549.0
				Services/products provided by Xiaomi Group
				460.2	465.1	470.6
				Finance Lease provided by Xiaomi Group
				1,400	1,400	1,400
4.	Contractual Arrangements	14A.35, 14A.36, 14A.52, 14A.53 and 14A.105	Waiver from announcement, independent shareholders’ approval, circular, annual cap, and limiting the term to three years	N/A	N/A	N/A

A.
Fully-exempt Continuing Connected Transactions

Intellectual Property Licenses
Background and reason for the transactions
On November 9, 2012, Kingsoft Corporation, as the licensor, and we, as the licensee, entered into a license agreement in relation to the licensing of certain trademarks and patents, which was later supplemented on January 28, 2013 and September 13, 2017 (collectively, the “2012 License Agreement”). On December 18, 2019, Kingsoft Corporation, as the licensor, and we, as the licensee, entered into a trademark license agreement (the “Trademark License Agreement”) and a patent license agreement (the “Patent License Agreement,” and together with the Trademark License Agreement, the “2019 License Agreements”). The 2019 License Agreements superseded and replaced the 2012 License Agreement in its entirety.
Pursuant to the Trademark License Agreement, Kingsoft Corporation granted us the license of certain trademarks (the “Licensed Trademarks”), including “Kingsoft Cloud” and “金 山 雲,” in specified areas. The license remains valid until expiry of the trademarks or until certain conditions as agreed and stipulated in the Trademark License Agreement are no longer satisfied, whichever is earlier. Pursuant to the Trademark License Agreement, the total royalties of license implementation consist of (i) a one-off payment of RMB649,028.14 and (ii) certain customary management and maintenance fees of the Licensed Trademarks on an ongoing basis during the validity period of the Trademark License Agreement. As of the Latest Practicable Date, the payment of RMB649,028.14 to Kingsoft Group under the Trademark License Agreement has been settled in full. We will pay the customary management and maintenance fees of the Licensed Trademarks pursuant to the Trademark License Agreement from time to time.
Pursuant to the Patent License Agreement, Kingsoft Corporation granted us the license of certain patents in specified areas (the “Licensed Patents,” together with the Licensed Trademarks, the “Licensed IPs”). The license remains valid until expiry of the patents or until certain conditions as agreed and stipulated in the Patent License Agreement are no longer satisfied, whichever is earlier. Pursuant to the Patent License Agreement, the total royalties of license implementation are RMB4,000,000, which was fully settled among the parties therein.
As required by Rule 14A.52 of the Listing Rules, the period for the agreement for the continuing connected transactions must not exceed three years, except in cases where the nature of the transaction requires

CONNECTED TRANSACTIONS

the agreement to be of a duration longer than three years. We have been using the Licensed IPs under the 2019 License Agreements over the years, and we intend to continue to use, after the [REDACTED], the Licensed IPs in such connection. Our Directors believe that the license term for the Licensed IPs can ensure the stability of our operations and a longer duration of the agreement will avoid any unnecessary business interruption and help ensure the long-term stable business development and continuity of our market recognition. It is normal business practice for IP license agreement of similar type to be entered into for such duration and it is also beneficial to the interests of our Shareholders as a whole. Having considered the terms of the 2019 License Agreements, the Joint Sponsors have no reasons to believe that the Directors’ view that it is normal business practice to have such agreements with a term of over three years unreasonable.
Listing Rules implications
Given that the ongoing management and maintenance fees of the Licensed IPs under the 2019 License Agreements are not expected to be more than 0.1% of the percentage ratios, the transactions contemplated under the 2019 License Agreements will be within the de minimis threshold provided under Rule 14A.76(1) of the Listing Rules, and the 2019 License Agreements will be exempt from the reporting, annual review, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.
B.
Partially-exempt Continuing Connected Transactions

The transactions set out below were entered into in the ordinary and usual course of business and on normal commercial terms where, as the Directors currently expect, the highest applicable percentage ratio for the purpose of Chapter 14A of the Listing Rules will be not less than 0.1% but less than 5% on an annual basis. Accordingly, such transactions will be subject to the announcement, reporting, and annual review requirements under Chapter 14A of the Listing Rules but will be exempted from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.
Framework Agreement with Kingsoft Corporation
On [•], 2022, in order to regulate the ongoing transactions between the Group and Kingsoft Group, the Company entered into a framework agreement with Kingsoft Corporation (the “Kingsoft Framework Agreement”), pursuant to which, (i) we will provide cloud services to the Kingsoft Group, including but not limited to cloud storage, cloud computing services and comprehensive cloud solutions, and (ii) Kingsoft Group will provide the comprehensive leasing services to us, including but not limited to property management services and other related administrative support for our office space.
The initial term of the Kingsoft Framework Agreement will commence from the [REDACTED] and expire on December 31, 2024. The Kingsoft Framework Agreement will be subject to negotiation at renewal with mutual consent and in compliance with the requirements of the Listing Rules.
Subject to the terms of the Kingsoft Framework Agreement, the Group will enter into specific agreements with Kingsoft Group to set out specific terms and conditions when necessary according to the principles and scope provided for under the Kingsoft Framework Agreement.
Reasons for and benefits of the transactions
We first entered into a framework agreement with Kingsoft Corporation for contemplating the above-mentioned transactions on December 30, 2014, which was renewed on December 31, 2017. The provision of cloud services to Kingsoft Group, in particular the public cloud services with a high level of customer stickiness in nature and growth potential, will provide sources of recurring revenues to the Group as Kingsoft Group’s business expands; and the provision of comprehensive leasing services by Kingsoft Group will better leverage the mature infrastructure and services coverage already established by Kingsoft Group to provide a more stable and undisrupted office environment to our Group with visible costs that are in line with prevailing market prices for an extended period of time. The Company considers that it is beneficial to enter into the

CONNECTED TRANSACTIONS

Kingsoft Framework Agreement to regulate the continuing connected transactions contemplated thereunder as such transactions will continue to facilitate the operation and growth of the Group’s business as a whole.
Pricing basis
The service fees for the provision of cloud services under the Kingsoft Framework Agreement shall be determined on an arm’s-length basis between the Group and Kingsoft Group with reference to, among others, the service fees for the provision of cloud services to our other customers and the prevailing market prices of such cloud services.
To ensure that the comprehensive leasing service fees payable by our Group to Kingsoft Corporation and/or its associates under the Kingsoft Framework Agreement are on normal commercial terms, fair and reasonable, and in the interests of our Shareholders as a whole, such service fees will be determined on an arm’s-length basis with reference to the prevailing market prices of similar property management and other administrative support services.
Historical amount, annual cap and basis for annual cap
The table below sets out the historical amounts for the three years ended December 31, 2021 and the three months ended March 31, 2022:
	Historical transaction amount
	for the year ended December 31,			for the three months ended March 31, 2022
	2019	2020	2021
				(unaudited)
	(RMB’000)
Provision of services to Kingsoft Group
Provision of cloud services to Kingsoft Group	109,177	119,011	157,070	46,979
Services provided by Kingsoft Group
Provision of comprehensive leasing services from Kingsoft Group	24,524	13,801	13,321	3,557
The Company proposes to set up the annual caps for the three years ending December 31, 2024 as follows:
	Proposed annual cap for the year ending December 31,
	2022	2023	2024
	(RMB in millions)
Provision of services to Kingsoft Group
Provision of cloud services to Kingsoft Group	213.1	265.3	330.5
Services provided by Kingsoft Group
Provision of comprehensive leasing services from Kingsoft Group	17.3	18.2	18.5
The annual caps for the fees payable by Kingsoft Group in respect of the provision of cloud services by our Group for the three years ending December 31, 2024 are determined with reference to, among others, (i) the historical transaction amounts for the three years ended December 31, 2021 and the three months ended March 31, 2022, and the year-over-year growth rate of 32% for 2021; (ii) the expected year-over-year growth rate of the transaction amounts of cloud services provided to Kingsoft Group in a given year compared to that of the previous year, which is determined based on the expected growth of the overall office software and services, online games and other business market as well as the increasing demand for the office software

CONNECTED TRANSACTIONS

and services business segment of Kingsoft Group, being 36% for 2022, 25% for 2023 and 25% for 2024, as a result of the expansion of the Kingsoft Group’s business; and (iii) the fair market rates for provision of similar services.
The annual caps for the fees payable to Kingsoft Group in respect of the provision of comprehensive leasing services by Kingsoft Group for the three years ending December 31, 2024 are determined with reference to, among others, (i) the historical transaction amounts for the three years ended December 31, 2021; (ii) the current and expected future office space demand of our Group in light of our expected business development and increase in the number of employees in 2022, which requires property management services and administrative support; and (iii) the fair market rates for provision of similar services.
Listing Rules Implications
The transactions contemplated under the Kingsoft Framework Agreement are conducted in the ordinary and usual course of business on normal commercial terms, and our Directors currently expect that the highest applicable percentage ratio under the Listing Rules in respect of such transactions will exceed 0.1% but will be lower than 5%. Pursuant to Rule 14A.76(2)(a) of the Listing Rules, these transactions will be exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules, but will be subject to reporting, annual review and announcement requirements.
Application for Waiver
We have applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange [has granted] a waiver to us under Rule 14A.105 of the Listing Rules from strict compliance with the announcement requirement under the Listing Rules in respect of the transactions contemplated under the Kingsoft Framework Agreement, provided that the total value of transactions under the Kingsoft Framework Agreement for each of the three years ending December 31, 2022, 2023 and 2024 will not exceed the relevant proposed annual caps set forth above.
C.
Non-exempt Continuing Connected Transactions

1.
Framework Agreement with Xiaomi

On [•], 2022, in order to regulate the ongoing transactions between the Group and Xiaomi Group, the Company entered into a framework agreement with Xiaomi (the “Xiaomi Framework Agreement”), pursuant to which, (i) we will provide cloud services to the Xiaomi Group, including but not limited to cloud storage and cloud computing services and comprehensive cloud solutions, (ii) we will rent certain properties, including office space and data center(s) from Xiaomi Group, (iii) we will purchase customized terminal devices and software from Xiaomi Group, and (iv) we will continue to obtain financing from Xiaomi Group by way of sale-and-leaseback arrangement.
The initial term of the Xiaomi Framework Agreement will commence from the [REDACTED] and expire on December 31, 2024. The Xiaomi Framework Agreement will be subject to negotiation at renewal with mutual consent and in compliance with the requirements of the Listing Rules.
Subject to the terms of the Xiaomi Framework Agreement, the Group will enter into specific agreements with Xiaomi Group to set out specific terms and conditions when necessary according to the principles and scope provided for under the Xiaomi Framework Agreement.
Reasons for and benefits of the transactions
We have been in business cooperation with Xiaomi Group since our establishment. The provision of cloud services to Xiaomi Group, in particular the public cloud services with a high level of customer stickiness in nature and growth potential, will provide sources of recurring revenues to the Group as Xiaomi Group’s business expands; the renting of office space and data center(s) from Xiaomi Group enables better deployment of properties and sharing of resources owned by Xiaomi Group and helps us to secure stable facilities critical

CONNECTED TRANSACTIONS

to our business operation with visible costs that are in line with prevailing market prices; and the purchase of customized terminal devices and software from Xiaomi Group will ensure a steady supply of such products in order to meet our customers’ demand within the required timeframe.
In June, September and November 2021, we entered into a series of finance lease agreements (the “Finance Lease Agreements”) with two group entities of Xiaomi (the “Xiaomi Financing Entities”) under which we sell certain of our assets (such as servers) to the Xiaomi Financing Entities in order to obtain financing, lease back the sold assets for a term of three (3) years (the “Lease Term”) and pay rent to the relevant Xiaomi Financing Entities until expiry of the Lease Term (the “Finance Leases”). The purchase price of the leased assets payable by the Xiaomi Financing Entities amounted to approximately RMB750 million, where we shall make lease payment to the Xiaomi Financing Entities at a fixed annual interest rate of 4.36% under the Finance Lease Agreements. During the term of the Finance Leases, the legal title of the leased assets shall be vested in the respective Xiaomi Financing Entities. Upon expiry of the Lease Term, we will repurchase the leased assets with a transfer of the corresponding legal title from the respective Xiaomi Financing Entities at a buyback price of RMB100. We expect to continue the Finance Leases arrangement after [REDACTED] which allows us to obtain the financial resources for working capital purposes from Xiaomi Group as well as the assets required for our daily business operations.
The Company considers that it is beneficial to enter into the Xiaomi Framework Agreement to regulate the continuing connected transactions contemplated thereunder as such transactions will continue to facilitate the operation and growth of the Group’s business as a whole.
Pricing basis
The service fees for the provision of cloud services under the Xiaomi Framework Agreement shall be determined on an arm’s-length basis between the Group and Xiaomi Group with reference to, among others, the service fees for the provision of cloud services to our other customers and the prevailing market prices of such cloud services.
To ensure that the rent payable by our Group to and purchase prices of the terminal devices and software from Xiaomi and/or its associates under the Xiaomi Framework Agreement are on normal commercial terms, fair and reasonable, and in the interests of our Shareholders as a whole, the terms of the aforesaid transactions have been negotiated on an arm’s-length basis, provided that (i) the rent will be determined with reference to, among others, the prevailing market rent of similar properties in the vicinity and under similar conditions, and (ii) the purchase prices of the terminal devices and software will be determined with reference to, among others, the comparison of quotations from Xiaomi Group and those submitted by third-party suppliers providing similar terminal devices and software.
The purchase price of the leased assets and the lease interest payment under the sale-and-leaseback arrangement pursuant to the Xiaomi Framework Agreement shall be determined after arm’s-length negotiations between the Group and Xiaomi Group with reference to, among others, the nature and the original cost of the leased assets and the benchmark interest rates for RMB-denominated loans published by the People’s Bank of China on a regular basis or the interest rates charged or quoted by other major finance institutions for providing services of similar nature.
Historical amount, annual cap and basis for annual cap
The table below sets out the historical amounts for the three years ended December 31, 2021 and the three months ended March 31, 2022:

CONNECTED TRANSACTIONS

	Historical transaction amount
	for the year ended December 31,			for the three months ended March 31, 2022
	2019	2020	2021
				(unaudited)
	(RMB’000)
Provision of services to Xiaomi Group
Provision of cloud services to Xiaomi Group	570,551	655,247	772,454	236,016
Services/products provided by Xiaomi Group
Rental of office space and data center	9,578	47,900	56,452	13,305
Purchase of customized terminal devices and software from Xiaomi Group	2,707	2,177	1,349	29
Finance Leases provided by Xiaomi Group(1)
Total balance of Finance Leases and interests	Nil	Nil	709,088	652,695
The Company proposes to set up the annual caps for the three years ending December 31, 2024 as follows:
	Proposed annual cap for the year ending December 31,
	2022	2023	2024
	(RMB in millions)
Provision of services to Xiaomi Group
Provision of cloud services to Xiaomi Group	1,063.8	1,277.5	1,549.0
Services/products provided by Xiaomi Group
Rental of office space and data center	58.8	63.8	69.2
Purchase of customized terminal devices and software from Xiaomi Group	401.3	401.3	401.3
Finance Leases provided by Xiaomi Group(1)
Total balance of Finance Leases and interests	1,400.0	1,400.0	1,400.0

Note:
(1)
For the avoidance of doubt, the Finance Leases are accounted for as loans from the accounting prospective.

The annual caps for the fees payable by Xiaomi Group in respect of the provision of cloud services by our Group for the three years ending December 31, 2024 are determined with reference to, among others, (i) the historical transaction amounts for the three years ended December 31, 2021 and the three months ended March 31, 2022, and the year-over-year growth rate of 18% for 2021; (ii) the expected year-over-year growth rate of the transaction amounts of cloud services provided to Xiaomi Group in a given year compared to that of the previous year, which is determined based on the expected growth of the overall internet services market as well as the increasing demand for cloud computing and storage from Xiaomi Group to accommodate its ongoing business and operational needs, being 38% for 2022, 20% for 2023 and 21% for 2024; (iii) the expected increase in demand for cloud services as a result of the expansion of the Xiaomi Group’s existing and new businesses; and (iv) the fair market rates for provision of similar services.
The annual caps for the fees payable to Xiaomi Group in respect of the purchase of customized terminal devices and software for the three years ending December 31, 2024 are determined with reference to, among others, (i) the historical transaction amounts for the three years ended December 31, 2021 and the three months ended March 31, 2022; (ii) the future demand and expected sales of the customized terminal devices and software to our customers for the three years ending December 31, 2024; and (iii) the fair market rates for provision of similar devices and software.

CONNECTED TRANSACTIONS

The annual caps for the fees payable to Xiaomi Group in respect of the rental of office space and data center for the three years ending December 31, 2024 are determined with reference to, among others, (i) the historical transaction amounts for the three years ended December 31, 2021 and the three months ended March 31, 2022; (ii) the current and expected future demand for office space and data center for the three years ending December 31, 2024; and (iii) the fair market rates for provision of similar properties in the vicinity.
The annual caps for the Finance Leases for the three years ending December 31, 2024 are determined with reference to, among others, (i) the historical transaction amounts between the Group and Xiaomi Group for the year ended December 31, 2021 and the three months ended March 31, 2022; (ii) the Group’s business needs for the finance leasing services provided by Xiaomi Group in the course of its daily operation and future development; (iii) the current financing market conditions, the interest rate and the potential adjustments to be made by the People’s Bank of China to the benchmark interest rates for RMB-denominated loans in the future; and (iv) the nature and the carrying amount of the leased assets.
Listing Rules Implications
The transactions contemplated under the Xiaomi Framework Agreement are conducted in the ordinary and usual course of business on normal commercial terms, and our Directors currently expect that the highest applicable percentage ratio under the Listing Rules in respect of such transactions will exceed 5%. As such, these transactions will be subject to annual review, reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.
Application for Waiver
We have applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange [has granted] a waiver to us under Rule 14A.105 of the Listing Rules from strict compliance with the announcement requirement and independent shareholders’ approval requirements in respect of the transactions contemplated under the Xiaomi Framework Agreement, provided that the total value of transactions under the Xiaomi Framework Agreement for each of the three years ending December 31, 2022, 2023 and 2024 will not exceed the relevant proposed annual caps set forth above.
2.
Contractual Arrangements

Overview
As disclosed in the section headed “Contractual Arrangements”, due to regulatory restrictions on foreign ownership in the PRC, we conducted a portion of our business through our Consolidated Affiliated Entities in the PRC. See the section headed “Contractual Arrangements” in this Document for details of the agreements comprising the Contractual Arrangements.
Listing Rules Implications
The transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by any of our Consolidated Affiliated Entities and any member of the Group (“Intra-group Transactions”) constitute continuing connected transactions of the Company under the Listing Rules upon the [REDACTED] as certain parties to the Contractual Arrangements will be connected persons of the Group.
Reasons for the Waiver Application and the View of our Directors on the Continuing Connected Transaction
Our Directors (including the independent non-executive Directors) are of the view that, and based on the documentation, information and data provided by the Company, the representations and confirmations provided by the Company and the Directors to the Joint Sponsors, and participation in the due diligence discussion with the management of the Company and the Company’s PRC Legal Adviser, the Joint Sponsors have reasonable ground to believe that, the Contractual Arrangements, the Intra-group Transactions and the

CONNECTED TRANSACTIONS

transactions contemplated therein are fundamental to our Group’s legal structure and business, and such transactions have been and will be entered into in the ordinary and usual course of business of our Group, are on normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.
Accordingly, our Directors consider that, given that the Group is placed in a special situation in relation to the connected transactions rules under the Contractual Arrangements, it would be unduly burdensome and impracticable, and would add unnecessary administrative costs to the Company if the Contractual Arrangements, the Intra-group Transactions, and the transactions contemplated therein, are subject to strict compliance with the requirements set out under Chapter 14A of the Listing Rules, including, among others, the annual reporting requirement under Rules 14A.49 and 14A.71 of the Listing Rules, the announcement requirement under Rule 14A.35 of the Listing Rules, the independent Shareholders’ approval requirement under Rule 14A.36 of the Listing Rules and the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules.
Application for and Conditions for Waiver
In relation to the Contractual Arrangements and the Intra-group Transactions, we have applied to the Stock Exchange for and the Stock Exchange [has granted], a waiver from strict compliance with (i) the announcement, circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules in respect of such transactions pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements and the Intra-group Transactions under Rule 14A.53 of the Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements and the Intra-group Transactions to three years or less under Rule 14A.52 of the Listing Rules, for so long as the Shares are [REDACTED] on the Stock Exchange subject, however, to the following conditions:
(a)
No change without independent non-executive Directors’ approval — No change to the Contractual Arrangements (including with respect to any fees payable to relevant members of the Group thereunder) will be made without the approval of the independent non-executive Directors.

(b)
No change without independent Shareholders’ approval — Save as described in “(d) Renewal and Reproduction” below, no change to the agreements constituting the Contractual Arrangements will be made without the approval of our Company’s independent Shareholders. Once independent Shareholders’ approval of any change has been obtained, no further announcement, circular or approval of the independent Shareholders will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of our Company (as set out in “Ongoing Reporting and Approvals” below) will, however, continue to be applicable.

(c)
Economic benefits flexibility — The Contractual Arrangements shall continue to enable our Group to receive the entire economic benefits derived by the Consolidated Affiliated Entities through (i) our Group’s option (if and when so allowed under the applicable PRC laws) to acquire all or part of the entire equity interests in the Consolidated Affiliated Entities for nominal consideration or the minimum amount of consideration permitted by applicable PRC laws and regulations, (ii) the business structure under which the entire profit generated by the Consolidated Affiliated Entities is substantially retained by our Group, such that no annual cap shall be set on the amount of service fees payable to the relevant member of the Group by the Consolidated Affiliated Entities under the Contractual Arrangements, and (iii) the Group’s right to control the management and operation of, in substance, all of the voting rights of the Consolidated Affiliated Entities.

(d)
Renewal and reproduction — On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between our Company and its subsidiaries in which our Company has direct shareholding, on the one hand, and the Consolidated Affiliated Entities, on the other hand, that framework may be renewed and/or reproduced upon the expiry of the existing

CONNECTED TRANSACTIONS

arrangements, in connection with any changes to the registered shareholders or directors of the Consolidated Affiliated Entities, or in relation to any existing or new wholly foreign-owned enterprise or operating company (including branch company) engaging in the same business as that of our Group which the Group might wish to establish when justified by business expediency, without obtaining the approval of the Shareholders, on substantially the same terms and conditions as the existing Contractual Arrangements. The directors, chief executive or substantial shareholders of any existing or new wholly foreign-owned enterprise or operating company (including branch company) engaging in the same business as that of our Group which our Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however, be treated as connected persons of our Company and transactions between these connected persons and our Company other than those under similar contractual arrangements shall comply with Chapter 14A of the Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals.
(e)
Ongoing reporting and approvals — Our Group will disclose details relating to the Contractual Arrangements on an ongoing basis as follows:

•
The Contractual Arrangements in place during each financial period will be disclosed in our Company’s annual report and accounts in accordance with the relevant provisions of the Listing Rules.

•
Our independent non-executive Directors will review the Contractual Arrangements annually and confirm in our Company’s annual report and accounts for the relevant year that (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by the Consolidated Affiliated Entities to the registered holders of their equity interests which are not otherwise subsequently assigned or transferred to our Group, and (iii) any new contracts entered into, renewed or reproduced between our Group and the Consolidated Affiliated Entities during the relevant financial period under paragraph (iii) above are fair and reasonable, or advantageous to our Shareholders, so far as our Group is concerned and in the interests of our Company and our Shareholders as a whole.

•
Our Company’s auditor will carry out review procedures annually on the transactions carried out pursuant to the Contractual Arrangements and will provide a letter to our Directors with a copy to the Stock Exchange confirming that the transactions have received the approval of our Directors, have been entered into in accordance with the relevant Contractual Arrangements and that no dividends or other distributions have been made by the Consolidated Affiliated Entities to the registered holders of their equity interests which are not otherwise subsequently assigned or transferred to our Group.

•
For the purpose of Chapter 14A of the Listing Rules, and in particular the definition of “connected person”, the Consolidated Affiliated Entity will be treated as our Company’s wholly owned subsidiary and, at the same time, the directors, chief executive officers or substantial shareholders of the Consolidated Affiliated Entity and its associates will be treated as connected persons of our Group (excluding for this purpose, the Consolidated Affiliated Entity), and transactions between these connected persons and our Group (including for this purpose, the Consolidated Affiliated Entity), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules.

•
Our Consolidated Affiliated Entities will undertake that, for so long as the Shares are [REDACTED] on the Stock Exchange, the Consolidated Affiliated Entities will provide our Group’s management and our Company’s auditors full access to their relevant records for the purpose of our Company’s auditors’ review of the connected transactions.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than those applicable as of the Latest Practicable Date on the Contractual Arrangements, our Company will take immediate steps to ensure compliance with such new requirements within a reasonable time.

CONNECTED TRANSACTIONS

Apart from the requirements for three-year contractual term, setting annual cap, announcement, and/or independent Shareholders’ approval, of which waivers are sought above, we will comply at all times with the other applicable provisions under Chapter 14A of the Listing Rules in respect of the Contractual Arrangements.
DIRECTORS’ CONFIRMATION
Our Directors (including the independent non-executive Directors) are of the view that (i) the partially-exempt continuing connected transactions and the non-exempt continuing connected transactions as set out above have been and will be entered into in the ordinary and usual course of business, on normal terms or better that are fair and reasonable and in the interest of the Shareholders as a whole, (ii) the proposed annual caps for those transactions (where applicable) are fair and reasonable and in the interests of the Shareholders as a whole, and (iii) it is normal business practice for the Contractual Arrangements to be of a term greater than three years.
JOINT SPONSORS’ CONFIRMATION
Based on the due diligence performed by the Joint Sponsors, including review of the documents and information provided by our Company in relation to the above continuing connected transactions and the basis of calculating the annual caps and discussions with our senior management and our PRC Legal Adviser, and necessary representations and confirmations from our Company and Directors, the Joint Sponsors are of the view that (i) the partially-exempt continuing connected transactions and the non-exempt continuing connected transactions as set out above have been and will be entered into in the ordinary and usual course of business, on normal commercial terms or better, that are fair and reasonable and in the interest of the Shareholders as a whole; and (ii) the proposed annual caps for those transactions (where applicable) are fair and reasonable and in the interests of the Shareholders as a whole.
With respect to the term of the relevant agreements underlying the Contractual Arrangements and the Intra-group Transactions, which is of a duration longer than three years, based on the due diligence mentioned above, the Joint Sponsors have reasonable ground to believe that it is a justifiable and normal business practice to ensure that (i) policies of the Consolidated Affiliated Entities can be effectively controlled by the WFOEs, (ii) the WFOEs can obtain substantially all of the economic benefits derived from our Consolidated Affiliated Entities, and (iii) any possible leakages of assets and values of our Consolidated Affiliated Entities can be prevented on an uninterrupted basis.
INTERNAL CONTROL PROCEDURES ADOPTED BY THE COMPANY IN RESPECT OF THE CONTINUING CONNECTED TRANSACTION AGREEMENTS
In order to ensure the terms under relevant agreements for the partially-exempt continuing connected transactions and non-exempt continuing connected transactions are fair and reasonable and are carried out on normal commercial terms, the Company has adopted the following internal control procedures:
•
The Company has adopted and implemented a comprehensive management system on connected transactions. Under such system, the shareholders’ general meetings, the Board meetings and the secretary of the Board are responsible for supervision, management and approval of the Company’s connected transactions in accordance with relevant requirement of the Listing Rules and the Articles of Association. In addition, the finance department and the legal department of the Company are jointly responsible for the daily management of the connected transactions;

•
The independent non-executive Directors will review the agreements for partially-exempt continuing connected transactions to ensure that the agreements have been entered into on normal commercial terms that are fair and reasonable and carried out in accordance with the terms of such agreements. The auditor of the Company will also review annually the pricing policies and annual caps of such agreements; and

CONNECTED TRANSACTIONS

•
As mentioned above, in order to ensure that the pricing policies under relevant agreements for the partially-exempt continuing connected transactions are fair and reasonable, the general office of the Board, the finance department and the legal department of the Company shall review the prices proposed through the following review procedures:

•
if market prices are available, the proposed price will be compared with market prices to ensure that the proposed price is equivalent to or no less favorable to the Company than prices offered by independent third parties providing similar services. The Company will make inquiries to various independent third-party service providers for their prices for further internal assessments;

•
if no market prices are available, various factors will be considered in determining whether the price is fair and reasonable, such as regulatory requirements, actual needs of the Company, the nature of service, and the financial position and creditworthiness of the service provider; and

•
the proposed price will be reviewed to ensure it is consistent with the pricing terms under the relevant agreements for the partially-exempt continuing connected transactions, and that the terms offered to the Company are no less favorable to the Company than those offered by independent third parties.

SUBSTANTIAL SHAREHOLDERS

The following section sets forth updated information concerning substantial shareholders subsequent to our 2021 Form 20-F filed with the SEC on May 2, 2022, and is incorporated by reference into the registration statement on Form F-3 (File No. 333- 260181) filed with the SEC on October 12, 2021.

SUBSTANTIAL SHAREHOLDERS
So far as our Directors are aware, immediately following the completion of the [REDACTED] (assuming that the [REDACTED] is not exercised and no further Shares are issued under the Equity Incentive Plans), the following persons will have interests and/or short positions (as applicable) in the Shares or underlying Shares of our Company which would fall to be disclosed to the Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, will be, directly or indirectly, interested in 10% or more of the nominal value of any class of our share capital carrying rights to vote in all circumstances at general meetings of our Company:
Name of substantial shareholder	Capacity/ Nature of Interest	Number of Shares(1)	Approximate percentage of shareholding of our Company as at the Latest Practicable Date(1)	Approximate percentage of shareholding of our Company after the [REDACTED](1)
			(%)	(%)
Kingsoft Corporation	Beneficial owner	1,423,246,584	37.40	[REDACTED]
Xiaomi Corporation(2)	Beneficial owner	449,701,000	11.82	[REDACTED]
Mr. Lei Jun(2)	Interest in controlled corporation	449,701,000	11.82	[REDACTED]

Notes:
(1)
The table above assumes (i) the [REDACTED] becomes unconditional and the [REDACTED] are issued pursuant to the [REDACTED] and (ii) the [REDACTED] is not exercised and no further Shares are issued under the Equity Incentive Plans.

(2)
As of the Latest Practicable Date, Mr. Lei had the majority voting power in Xiaomi and is deemed to beneficially own our shares held by Xiaomi under the SFO.

Except as disclosed above, our Directors are not aware of any other person who will, immediately following the completion of the [REDACTED] (assuming that the [REDACTED] is not exercised and no further Shares are issued under the Equity Incentive Plans), have any interest and/or short positions in the Shares or underlying Shares of our Company which would fall to be disclosed to the Company pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of our share capital carrying rights to vote in all circumstances at general meetings of our Company. Our Directors are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.
AUTHORIZED AND ISSUED SHARE CAPITAL
The following is a description of the authorized and issued share capital of our Company in issue and to be issued as fully paid or credited as fully paid immediately following the completion of the [REDACTED] (assuming the [REDACTED] is not exercised and no additional Shares are issued under the Equity Incentive Plans):
	Number of Shares	Aggregate nominal value of Shares
Authorized share capital as of the date of this Document(1)	40,000,000,000	US$40,000,000.00
Shares in issue as of the date of this Document(1)	3,805,284,801	US$3,805,284.80
Shares to be issued under the [REDACTED]	[REDACTED]	[REDACTED]
Shares in issue immediately following the [REDACTED]	[REDACTED]	[REDACTED]

SUBSTANTIAL SHAREHOLDERS

Note:
(1)
The authorized share capital of our Company was US$40,000,000.00 divided into 40,000,000,000 ordinary shares of US$0.001 each, of which 3,805,284,801 Shares are issued and fully paid up as at the date of this Document.

Assumptions
The above table assumes that the [REDACTED] becomes unconditional and Shares are issued pursuant to the [REDACTED] and no further Shares will be issued under any Equity Incentive Plan. The above table also does not take into account any Shares which may be issued or repurchased by us under the general mandates granted to our Directors as referred to below.
Ranking
The [REDACTED] will rank pari passu in all respects with all Shares currently in issue or to be issued as mentioned in this Document, and will qualify and rank equally for all dividends or other distributions declared, made or paid on the Shares on a record date which falls after the date of this Document.
[REDACTED]
Certain Shareholders were granted [REDACTED] by the Company to use its best efforts to register [REDACTED] in accordance with the Securities Act and the relevant [REDACTED] agreement dated April 7, 2020. For details please refer to Note 16 “Convertible Preferred Shares and Redeemable Convertible Preferred Shares” in the Accountant’s Report set out in Appendix IA to this document.
POTENTIAL CHANGES TO SHARE CAPITAL
Circumstances under which general meetings are required
Upon completion of the [REDACTED], our Company has only one class of Shares. Pursuant to the Cayman Companies Act and the provisions of the Memorandum of Association and Articles of Association, our Company may from time to time by ordinary resolution of shareholders (i) increase its share capital, (ii) consolidate and divide its share capital into shares of larger amount, (iii) subdivide its shares into shares of smaller amount; and (iv) cancel any shares which have not been taken. In addition, our Company may, subject to the provisions of the Cayman Companies Act, reduce its share capital or capital redemption reserve by its shareholders passing a special resolution. Please see the paragraph headed “Summary of the Constitution of the Company and Cayman Islands Company Law — 2. Articles of Association — 2.4 Transfer of Shares” in Appendix III for further details.
2021 Share Incentive Plan
We adopted the 2021 Share Incentive Plan on November 15, 2021 and amended on [•], 2022. For details of the principal terms of the 2021 Share Incentive Plan, please refer to the paragraph headed “Statutory and General Information — D. Equity Incentive Plans — 3. 2021 Share Incentive Plan” in Appendix IV.
General mandate to issue Shares
Subject to the [REDACTED] becoming unconditional, our Directors have been granted a general unconditional mandate to allot, issue and deal with Shares with a total number of not more than the sum of:
•
20% of the number of Shares in issue immediately following completion of the [REDACTED]; and

•
the total number of Shares repurchased by us under the authority referred to in the paragraph headed “— General mandate to repurchase Shares” in this section.

This general mandate to issue Shares will expire at the earliest of:
•
the conclusion of the next annual general meeting of our Company unless otherwise renewed by an ordinary resolution of our Shareholders in a general meeting, either unconditionally or subject to conditions;

SUBSTANTIAL SHAREHOLDERS

•
the expiration of the period within which the next annual general meeting of our Company is required to be held by any applicable law or the Articles of Association; or

•
the date on which it is varied or revoked by an ordinary resolution of our Shareholders passed in a general meeting.

Please see the paragraph headed “Statutory and General Information — A. Further Information about Our Company — 4. Resolutions of our Shareholders” in Appendix IV for further details of this general mandate to allot, issue and deal with Shares.
General mandate to repurchase Shares
On March 31, 2022, our Board authorized the Company to adopt a share repurchase program, under which we may repurchase up to US$100 million of our ordinary shares in the form of ADSs during a twelve-month period (the “U.S. Share Repurchase Program”). As of the Latest Practicable Date, the U.S. Share Repurchase Program has been adopted and such U.S. Share Repurchase Program shall lapse upon [REDACTED]. Subject to the [REDACTED] becoming unconditional, our Directors have been granted a general unconditional mandate to exercise all the powers of our Company to repurchase our own securities with a total number of up to 10% of the total number of our Shares in issue immediately following the completion of the [REDACTED].
The repurchase mandate only relates to repurchases made on the Stock Exchange, or on any other stock exchange on which our Shares are listed (and which are recognized by the SFC and the Stock Exchange for this purpose), and which are in accordance with the Listing Rules. A summary of the relevant Listing Rules is set out in the paragraph headed “Statutory and General Information — A. Further Information about Our Company — 5. Repurchases of our Own Securities” in Appendix IV.
This general mandate to repurchase Shares will expire at the earliest of:
•
the conclusion of the next annual general meeting of our Company unless otherwise renewed by an ordinary resolution of our Shareholders in a general meeting, either unconditionally or subject to conditions;

•
the expiration of the period within which the next annual general meeting of our Company is required to be held by any applicable law or the Articles of Association; or

•
the date on which it is varied or revoked by an ordinary resolution of our Shareholders passed in a general meeting.

Please see the paragraph headed “Statutory and General Information — A. Further Information about our Company — 4. Resolutions of our Shareholders” in Appendix IV to this Document for further details of this general mandate to repurchase Shares.

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth updated information concerning directors and senior management subsequent to our 2021 20-F filed with the SEC on May 2, 2022, and is incorporated by reference into the registration statement on Form F-3 (File No. 333- 260181) filed with the SEC on October 12, 2021.

BOARD OF DIRECTORS
Our Board comprises seven Directors, including one executive Director, three non-executive Directors and three independent non-executive Directors.
The following table sets forth certain information in respect of our Directors:
Name	Age	Position/Title	Date of appointment as Director	Date of joining our Group	Roles and responsibilities
Mr. Lei Jun (雷軍)	[52]	Chairman and Non-Executive Director	January 2012	January 2012	Responsible for overall strategy, business development, operations and management of the Group
Mr. Zou Tao (鄒濤)	[47]	Vice Chairman and Non-Executive Director	December 2016	January 2012	Responsible for overall strategy, business development, operations and management of the Group
Mr. Wang Yulin (王育林)	[46]	Executive Director and Chief Executive Officer	April 2015	December 2012	Responsible for the Group’s business development, daily operations and management
Dr. Ye Hangjun (葉航軍)	[46]	Non-Executive Director	April 2021	April 2021	Providing professional advice, opinion and guidance to the Board
Mr. Yu Mingto (喻銘鐸)	[59]	Independent Non-executive Director	May 2020	May 2020	Providing independent opinion and judgment to the Board
Mr. Wang Hang (王航)	[51]	Independent Non-executive Director	May 2020	May 2020	Providing independent opinion and judgment to the Board
Ms. Qu Jingyuan (曲靜淵)	[49]	Independent Non-executive Director	April 2022	April 2022	Providing independent opinion and judgment to the Board
Disclosure Pursuant to Rule 13.51(2) of the Listing Rules
Save as disclosed in this Document, (1) none of the Directors had held any other directorships in any other company listed in Hong Kong or overseas during the three years immediately prior to the Latest Practicable Date, (2) there is no other matter in respect of each of the Directors that is required to be disclosed pursuant to Rules 13.51(2)(a) to (v) of the Listing Rules, and (3) there is no other material matter relating to our Directors that needs to be brought to the attention of the Shareholders.
SENIOR MANAGEMENT
Our senior management is responsible for the day-to-day management of our business. The following table sets out certain information in respect of the senior management of the Group:

DIRECTORS AND SENIOR MANAGEMENT

Name	Age	Position	Date of Joining our Group	Role and responsibilities
Mr. Wang Yulin (王育林)	[46]	Executive Director and Chief Executive Officer	December 2012	Responsible for the Group’s business development, daily operations and management
Mr. He Haijian (何海建)	[40]	Chief Financial Officer	January 2020	Responsible for the Group’s financial planning, treasury, legal affairs, strategic investments, and investor relations affairs
Mr. Liang Shouxing (梁守星)	[42]	Chief Operating Officer	February 2015	Responsible for the management of operation system, edge cloud business and certain enterprise cloud business of the Group
Mr. Wang Shouhu (王首虎)	[52]	President	December 2021	Responsible for overall operation and management of the public service clients of the Group and Camelot
Dr. Liu Tao (劉濤)	[40]	Senior Vice President	July 2015	Responsible for operation and management of general internet business system of the Group
Mr. Tian Kaiyan (田開顏)	[44]	Vice President	September 2013	Responsible for operation and management of technology research and development system of the Group
Mr. Qian Yifeng (錢一峰)	[36]	Vice President	October 2014	Responsible for operation and technology development of certain business verticals of the Group
Disclosure Pursuant to Rule 13.51(2) of the Listing Rules
Save as disclosed in this Document, (1) none of the senior management had held any other directorships in any other company listed in Hong Kong or overseas during the three years immediately prior to the Latest Practicable Date, (2) there is no other matter in respect of each of our senior management that is required to be disclosed pursuant to Rules 13.51(2)(a) to (v) of the Listing Rules, and (3) there is no other material matter relating to our senior managers that needs to be brought to the attention of the Shareholders.
Directors’ and Senior Management’s Interests
As of the Latest Practicable Date, none of our Directors or members of our senior management are related to other Directors or members of our senior management of the Company.
As of the Latest Practicable Date, save for the interests in the Shares of the Company held by our Directors which are disclosed in the section headed “Statutory and General Information — C. Further Information about Our Directors, Senior Management and Substantial Shareholders — 3. Disclosure of Interests” in Appendix IV, none of our Directors held any interest in the securities within the meaning of Part XV of the SFO.
JOINT COMPANY SECRETARIES
Ms. Wang Yi (王軼), aged [45], joined our Group in May 2021, as our general counsel and the Board secretary. She was appointed as our joint company secretary in April 2022. Prior to joining our Group, Ms. Wang worked as an executive director within the legal division at Goldman Sachs Services (Asia) Limited from May 2014 to May 2021. Prior to that, Ms. Wang practiced law with Latham & Watkins LLP as an associate from September 2013 to May 2014, and with Simpson Thacher & Bartlett LLP as an associate from October 2007 to August 2013. With over 14-year working experience at US law firms and investment bank, Ms. Wang has rich experience in securities offerings, corporate financing and general corporate matters.
Ms. Wang received her bachelor of arts degree majoring in English literature from Kinjo Gakuin University in Japan in March 2000, her master of arts in law from Waseda University in Japan in March 2003, and her Juris Doctor from Duke Law School in the U.S. in December 2006. Ms. Wang was admitted to the New York State bar in November 2008.

DIRECTORS AND SENIOR MANAGEMENT

Ms. So Ka Man (蘇嘉敏), aged [48], joined our Group and was appointed as one of our joint company secretaries in April 2022. Ms. So is a director of corporate services of Tricor Services Limited and has been providing professional corporate services to Hong Kong listed companies as well as multinational, private and offshore companies. Ms. So is currently the company secretary or joint company secretary of companies listed on the Hong Kong Stock Exchange, namely, Xiaomi Corporation (HKEx: 1810), Kuaishou Technology (HKEx: 1024), China Logistics Property Holdings Co., Ltd (HKEx: 1589), China Yongda Automobiles Services Holdings Limited (HKEx: 3669), and Embry Holdings Limited (HKEx: 1388).
Ms. So received her bachelor’s degree in accountancy from the Hong Kong Polytechnic University in November 1996. Ms. So is a chartered secretary, a chartered governance professional and a fellow of both The Hong Kong Chartered Governance Institute (HKCGI) (formerly known as The Hong Kong Institute of Chartered Secretaries) and The Chartered Governance Institute (CGI) (formerly known as The Institute of Chartered Secretaries and Administrators).
DIRECTORS’ REMUNERATION
For details of the appointment letters that we have entered into with our Directors, see “Statutory and General Information — C. Further Information about our Directors, Senior Management and Substantial Shareholders — 1. Particulars of Directors’ service agreements” in Appendix IV.
The remuneration of the Directors and senior management is paid in the form of fees, basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme and discretionary bonuses.
The aggregate amount of remuneration (including basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme, equity-settled share-based payment and discretionary bonuses) expenses for the Directors for the three years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2022, was approximately RMB5.5 million, RMB115.8 million, RMB29.1 million and RMB0.8 million, respectively.
The aggregate amount of remuneration (including basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme, equity-settled share-based payment, discretionary bonuses and remuneration incurred in respect of accepting office as Director) expenses for the five highest paid individuals of the Group, excluding the Directors, for the three years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2022, were approximately RMB35.8 million, RMB39.1 million, RMB28.1 million and RMB3.4 million, respectively.
Further information on the remuneration of the Directors and the five highest paid individuals during the Track Record Period is set out in the Accountants’ Report in Appendix IA.
Save as disclosed above, no other payments have been paid or are payable in respect of the Track Record Period to the Directors by our Group.
During the Track Record Period, no remuneration was paid to the Directors and the five highest paid individuals of the Group as an inducement to join or upon joining the Group. No compensation was paid to or receivable by any Director or any of the five highest paid individuals during the Track Record Period for the loss of any office in connection with the management of the affairs of any member of the Group. None of the Directors waived any emoluments during the Track Record Period.
EQUITY INCENTIVE PLANS
During the Track Record Period, we have adopted the 2013 Share Option Scheme, the 2013 Share Award Scheme and the 2021 Share Incentive Plan. The principal terms of these equity incentive plans are summarized in the paragraph headed “Statutory and General Information — D. Equity Incentive Plans” in Appendix IV.

DIRECTORS AND SENIOR MANAGEMENT

CORPORATE GOVERNANCE
We have established the following committees in our Board of Directors: an Audit Committee, a Compensation Committee and a nominating and corporate governance committee. We plan to spilt up the current nominating and corporate governance committee of the Board and establish a separate Nomination Committee and a Corporate Governance Committee, respectively, effective upon the [REDACTED]. The committees operate and will operate in accordance with the terms of reference established and to be established by our Board.
Compensation Committee
Our Compensation Committee is in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code as set out in Appendix 14 to the Listing Rules (with effect from the [REDACTED]). The Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The primary duties of the Compensation Committee are, among other things:
(a)
to oversee the development and implementation of compensation programs in consultation with our management;

(b)
to review and approve, or recommend to the Board for its approval, the compensation for our executive officers;

(c)
to review periodically and approve any incentive compensation or equity plans, programs or other similar arrangements;

(d)
to periodically review and reassess the adequacy of the committee charter;

(e)
to select compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

(f)
to report regularly to the Board.

Upon [REDACTED], our Compensation Committee comprises three members, namely Ms. Qu Jingyuan, Mr. Lei Jun and Mr. Yu Mingto. The chairlady of the Compensation Committee upon the [REDACTED] will be Ms. Qu Jingyuan.
Corporate Governance Committee
The Corporate Governance Committee is to be spilt up from the current nominating and corporate governance committee of the Board effective upon the [REDACTED]. The Corporate Governance Committee is expected to assist the Board to exercise its business judgment to act in what they reasonably believe to be in the best interests of the Company and the Shareholders, and also to ensure the compliance with the requirements under the Corporate Governance Code set out in Appendix 14 to the Listing Rules.
The primary duties of the Corporate Governance Committee, which shall be effective upon the [REDACTED], are among other things:
(a)
to develop and review the Company’s policies and practices on corporate governance and make recommendations to the Board;

(b)
to review and monitor the training and continuous professional development of Directors and our senior management;

(c)
to review and monitor the Company’s policies and practices on compliance with the applicable legal and regulatory requirements;

(d)
to develop, review and monitor the code of conduct and compliance manual applicable to employees and directors;

DIRECTORS AND SENIOR MANAGEMENT

(e)
to review the Company’s compliance with the Corporate Governance Code;

(f)
to review and monitor the Company’s actions in furtherance of its ESG responsibilities and monitor its performance in ESG related matters;

(g)
to review and monitor the Company’s policies and practices on the management of data security and the compliance with the applicable legal and regulatory requirements;

(h)
to review and monitor whether the Company is operated and managed for the benefit of all of the Shareholders;

(i)
to seek to ensure effective and ongoing communication between the Company and the Shareholders; and

(j)
to report on the work of the Corporate Governance Committee on an annual basis.

Upon the [REDACTED], the Corporate Governance Committee will consist of four members, namely Mr. Zou Tao, Mr. Wang Yulin, Dr. Ye Hangjun and Ms. Qu Jingyuan. The chairman of the Corporate Governance Committee upon the [REDACTED] will be Mr. Zou Tao.
COMPLIANCE ADVISER
We have appointed Guotai Junan Capital Limited as our Compliance Adviser pursuant to Rules 3A.19 of the Listing Rules. The Compliance Adviser will provide us with guidance and advice as to compliance with the requirements under the Listing Rules and applicable Hong Kong laws. Pursuant to Rules 3A.23 of the Listing Rules, the Compliance Adviser will advise the Company, among others, in the following circumstances:
(a)
before the publication of any regulatory announcement, circular, or financial report;

(b)
where a transaction, which might be a notifiable or connected transaction, is contemplated, including share issues and share repurchases;

(c)
where we propose to use the [REDACTED] of the [REDACTED] in a manner different from that detailed in this Document or where the business activities, development or results of the Company deviate from any forecast, estimate or other information in this Document; and

(d)
where the Stock Exchange makes an inquiry to the Company regarding unusual movements in the [REDACTED] of its [REDACTED] securities or any other matters in accordance with Rule 13.10 of the Listing Rules.

CORPORATE GOVERNANCE CODE
We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our Shareholders. In order to accomplish this, save as disclosed below, we expect to comply with the Corporate Governance Code set out in Appendix 14 of the Listing Rules after the [REDACTED].
BOARD DIVERSITY POLICY
We are committed to promoting the culture of diversity in the Company. We have strived to promote diversity to the extent practicable by taking into consideration a number of factors in our corporate governance structure.
We have adopted a board diversity policy (the “Board Diversity Policy”) which sets out the approach to achieve and maintain diversity in the Board. Pursuant to the Board Diversity Policy, selection of Director candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, industry experience, technical capabilities, professional qualifications and skills,

DIRECTORS AND SENIOR MANAGEMENT

knowledge, length of service and other related factors. We will also consider our own business model and special needs. The ultimate selection of Director candidates will be based on merits of the candidates and contribution that the candidates will bring to the Board.
The Board currently consists of one female Director and six male Directors with a balanced mix of knowledge and skills, including but not limited to overall management and strategic development, finance, accounting and risk management. After the [REDACTED], we will strive to keep gender balance of the Board through measures implemented by the Nomination Committee in accordance with our Board Diversity Policy. In particular, we will keep identifying and selecting female individuals with a diverse range of skills, experience and knowledge in different fields who are suitably qualified to become our Board members and maintain at least one female Director in our Board.
Going forward and with a view to developing a pipeline of potential successors to our Board that may meet the board diversity requirements as set out above, we will (i) continue to make appointments based on merits with reference to board diversity as a whole; (ii) take steps to promote gender diversity at all levels of our Group by recruiting staff of different genders; (iii) consider the possibility of nominating female management staff who has the necessary skills and experience to our Board; and (iv) provide career development opportunities and more resources in training female staff with the aim of promoting them to the senior management or the Board so that we will have a pipeline of female senior management and potential successors to our Board in a few years’ time. Our Directors will exercise fiduciary duties in the process, acting in the best interests of our Company and the Shareholders as a whole when making the relevant appointments.
Upon the [REDACTED], The Nomination Committee will be responsible for the implementation of the Board Diversity Policy. The Nomination Committee will review our Board Diversity Policy from time to time to ensure its continued effectiveness, and will also include in successive annual reports a summary of the Board Diversity Policy, including any measurable objectives set for implementing the Board Diversity Policy and the progress on achieving these objectives.
DISCLOSURE UNDER RULE 8.10 OF THE LISTING RULES
Mr. Lei Jun is a renowned entrepreneur in China. As of the Latest Practicable Date, apart from his interests and directorships in the Company and Kingsoft Corporation, Mr. Lei Jun also holds directorships and equity interests in Xiaomi and its various subsidiaries, associate and affiliated companies. As Xiaomi and its relevant various subsidiaries, associate and affiliated companies mainly operate as separate businesses and have their own separate shareholder bases, Mr. Lei Jun has no current intention to inject any of these interests into our Company.
Mr. Lei Jun is also a founding partner of Shunwei Capital (“Shunwei”), which operates investment funds specializing in start-ups, early to mid-stage and growth capital investments in internet and technology industries. While Shunwei may acquire non-controlling interests in certain business that operate in cloud services sectors similar to those in which our Group operates, Shunwei is a pure financial investor, and generally has no management or shareholding control over its investee companies. We therefore do not believe that Shunwei competes in any material way with our Group. In addition to the minority investments held by Shunwei, as a renowned angel investor in China, Mr. Lei Jun also personally holds a number of minority interests in private companies in a variety of sectors, none of which, to the best of Mr. Lei Jun’s knowledge, materially compete with our Group.
Each of the Directors confirms that as of the Latest Practicable Date, saved as disclosed in this Document, he/she did not have any interest in a business which materially competes or is likely to compete, directly or indirectly, with our business, and requires disclosure under Rule 8.10 of the Listing Rules.